FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April 2006
GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)
GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐	No ☑

1/16

GEMPLUS INTERNATIONAL S.A.
Société Anonyme
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
R.C.S. Luxembourg B 73 145
(the “Company”)
Luxembourg, April 4, 2006
Registered letter
CONVENING NOTICE FOR THE
ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF APRIL 25, 2006
Dear Shareholder,
You are hereby convened to the
(I) Annual General Meeting of Shareholders
of the Company
which, in accordance with the articles of incorporation of the Company, will take place on:
Tuesday April 25, 2006 at 11.00 A.M.
at the Hotel Royal
12, Boulevard Royal, L — 2449 Luxembourg
The agenda of the Annual General Meeting is as follows:
(1)	to hear the reports of the Board of Directors:
—	on conflicts of interest pursuant to Article 57 of the Luxembourg law of August 10, 1915,

—	on the compensation of the CEO (Administrateur Délégué), the Chairman and the Board members pursuant to Article 60 of the Luxembourg law of August 10, 1915;
(2)	to hear the Management Report by the Board of Directors of the Company for the year ended December 31, 2005;
(3)	to hear the reports by the auditors of the Company in respect of the consolidated and unconsolidated financial statements of the Company for the year ended December 31, 2005;
(4)	to consider and approve the financial statements (annual accounts: balance sheet and statement of profit and loss) of the Company for the year ended December 31, 2005 in their consolidated form;
(5)	to consider and approve the financial statements (annual accounts: balance sheet and statement of profit and loss) of the Company for the year ended December 31, 2005 in their unconsolidated form;
(6)	to allocate the results of the Company for the year ended December 31, 2005 by allocation of the annual net loss to the carry forward account;
(7)	to grant discharge to all Directors of the Company who have been in office during the year ended December 31, 2005;
(8)	to authorise the Company, or any wholly-owned subsidiary, to purchase, acquire or receive shares in the Company, from time to time over the stock exchange or in privately negotiated transactions, and in the case of acquisition for value, at a purchase price being no less than € 1.00 and no more than

€ 4.00 and on such terms as shall be determined by the Board of Directors of the Company, provided such purchase is in conformity with Article 49-2 of the Luxembourg law of August 10, 1915 and with applicable laws and regulations, such authorisation being granted for purchases completed on or before October 25, 2007;
The acquisition of shares shall in addition be carried out in accordance with the following conditions:
(a)	They may be made by all methods or means in accordance with applicable regulations.

(b)	They may be made inter alia, and by order of priority:
(i)	to reduce the capital of the Company (in value or in number of shares);

(ii)	to meet obligations resulting from employee share option programs or other allocations of shares to employees of the Company or of an affiliated company;

(iii)	to meet obligations resulting from debt financial instruments exchangeable into equity instruments;

(iv)	to remit shares in payment or exchange in relation to possible external growth transactions;

(v)	under the terms of a liquidity contract.
Shares redeemed may only be reduced as set out under (i) above with the prior authorisation of a General Meeting of Shareholders held following the date hereof.
(c)	In accordance with Article 49-2 of the Luxembourg law of August 10, 1915, the maximum number of shares that the Company may hold pursuant to this authorisation is 10 % of the issued share capital of the Company.
(9)	to confirm the principles of compensation of Board members;
(10)	to approve the principles of the compensation package of the Chief Executive Officer, as a precautionary measure only in the event that all approvals and conditions of the proposed Gemalto combination are not obtained and satisfied by September 9, 2006;
(11)	to reappoint the independent auditors PricewaterhouseCoopers for a one year period to end at the next Annual General Meeting deciding on the 2006 accounts;
(12)	miscellaneous.
and to the
(II) Extraordinary General Meeting of Shareholders
of the Company
which will also take place on
Tuesday 25thApril 2006
at the Hotel Royal
12, Boulevard Royal, L — 2449 Luxembourg
following the Annual General Meeting
The agenda of the Extraordinary General Meeting is as follows:
To confirm and approve the authorised share capital of the Company fixed at an amount of four hundred million euro (€400,000,000) represented by 1,889,466,226 shares (the number of shares being subject to adjustment in the case of cancellation of shares or like procedure), to authorise the Board of Directors to issue shares up to the total amount of the authorised, unissued, share capital with or without reserving any pre-

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emptive subscription rights for existing shareholders and as the Board of Directors may in its discretion determine, to extend the validity period of the authorised share capital provided for under item 5.2.1 and the authorisation to the Board of Directors to issue shares under the authorised share capital under item 5.2.1 while waiving or suppressing pre-emptive subscription rights of existing shareholders for a period starting on the day of the extraordinary general meeting of shareholders held on April 25, 2006 (or any adjournment thereof) and ending on the fifth anniversary from the date of publication of the deed recording the minutes of such meeting in the Mémorial, to acknowledge the report of the Board of Directors of the Company relating to the circumstances and conditions upon which shares may be issued against cash within the authorised share capital as provided for in section 5.2.1. of the articles of incorporation (as amended as per the present agenda item) whilst suppressing pre-emptive subscription rights of existing shareholders, to waive and authorise the Board of Directors to waive, suppress or limit pre-emptive subscription rights of existing shareholders and to consequentially amend paragraph 5.2 of the articles of incorporation of the Company to read as follows:
     “5.2. The authorised capital is fixed at four hundred million Euro (Euro 400,000,000) consisting of one billion eight hundred and eighty-nine million four hundred and sixty-six thousand two hundred and twenty-six (1,889,466,226) shares, of no nominal value.
Out of the authorised share capital, the board of directors is authorised to issue further shares up to the total authorised share capital in whole or in part from time to time with or without reserving any pre-emptive subscription rights for existing shareholders and as it may in its discretion determine within a period expiring (x) for issues of shares reserved pursuant to items (i) to (iv) in 5.2.1. below, on the fifth anniversary after the date of publication of the minutes of the extraordinary general meeting held on 25th April 2006, and (y) for any other issues of shares pursuant to 5.2.2. hereunder on the third anniversary after the date of publication of the minutes of the extraordinary general meeting held on 27th April 2004 (each time subject to extensions) and to determine the conditions of any such subscription (provided that part of the authorised capital is reserved as described below).
5.2.1.	Out of the authorised share capital the following items (i) to (iv) shall be reserved with no pre-emption rights for:
(i)	the issue of a maximum of twenty million (20,000,000) shares in exchange at a ratio of fifty (50) new shares in the Corporation for one (1) share of classes A, B or C of Gemplus S.A., a company incorporated under the laws of the Republic of France, registered in Marseille, under the number 349711200 ;

(ii)	the issue of a maximum of fifty-six million eight hundred forty-five thousand and seven hundred (56,845,700) shares either in exchange at a ratio of fifty (50) new shares of the Corporation for one share of Gemplus S.A. to be issued under any of the Gemplus S.A. stock option plans in existence on 1st February 2000 or before or with respect to options to be issued by the Company to subscribe for shares in the Company upon terms identical to those existing for options issued under any of the Gemplus S.A. stock option plans in existence on 1st February, 2000 or before, against surrender or exchange of, or renunciation to, such latter stock options in the same amounts on an adjusted basis (subject to the applicable ratio);

(iii)	the issue of a maximum of fifty million (50,000,000) shares with respect to the options granted to the employees or officers of the Gemplus group (including any subsidiaries or affiliates of the Corporation) in accordance with the stock option plan as from time to time determined by the board of directors subject to such further conditions as may be imposed by the general meeting of shareholders; and

(iv)	the issue of a total number of a maximum of up to sixty million (60,000,000) shares without nominal value to senior management, board members and/or executives throughout the Gemplus Group either (a) by way of stock options, the terms and conditions thereof and/or relating thereto to be determined by the board of directors in its sole discretion, and/or (b) except in the case of board members, by way of free shares, the Corporation transferring, upon the issue of such free shares, an amount equivalent to the accounting par of such shares from its realised profits or distributable reserves to its share capital.
     5.2.2. Notwithstanding the foregoing it is specified that any other issues of shares within the authorised share capital may be made with or without reserving to the existing shareholders a preferential

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subscription right as determined by the board of directors, including but without limitation for issues of shares in the cases foreseen under 5.2.1 above but for a higher number of shares.”

Please find enclosed the consolidated and unconsolidated balance sheets and profit and loss accounts of the Company for the year ended December 31, 2005 together with the reports of the auditors.
Information and a summary of the draft resolutions submitted to the Shareholders Meeting are available at the registered office or on the Company’s website:
http://investor.gemplus.com/
Participation in the meetings and the right to vote is restricted to Shareholders. Shareholders must, therefore, be able to prove that they are Shareholders as of the date of the meeting in order to attend.
If the Shareholder’s shares are registered in the register of Shareholders
Each Shareholder inscribed in the Shareholder register (or his or her legal representative) may attend the meeting or be represented at such meeting.
Registered Shareholders may also vote by proxy. A proxy form is enclosed. In the event a Shareholder wishes to vote by proxy, he or she must complete and sign the enclosed proxy form and return it by fax to + 33 3 26 09 89 83 and by mail to Gemplus International S.A. c/o HSBC France, Service Assemblées GEMPLUS INTERNATIONAL S.A., Avenue Robert Schuman – B.P. 2704, 51051 REIMS CEDEX France. In order to be included in the votes, the proxy should be received by 5 p.m. Luxembourg time on April 21st, 2006. The proxy will only be valid if it includes the Shareholder’s or his or her legal representative’s first name, surname, number of shares held and official address and signature. Shareholders should note that HSBC France may not be named as proxy holder.
If the Shareholder’s shares are held through a clearing system
Shareholders who hold their shares through a clearing system need to contact their bank or stockbroker in order to receive a certificate — either from their bank or stockbroker or from the French correspondent of their bank or stockbroker — confirming the identity of the Shareholder, Shareholder status and number of shares held and the blocking of such shares until after the meeting.
The certificate must further state that the relevant shares are held through Euroclear France. Shareholders should then deliver such certificate in original to HSBC France, Service Assemblées GEMPLUS INTERNATIONAL S.A., Avenue Robert Schuman – B.P. 2704, 51051 REIMS CEDEX France, telephone number: + 33 3 26 09 86 26, fax number: + 33 3 26 09 89 83 by 5 p.m. Luxembourg time on April 21st, 2006 in order to have an admission card which HSBC France will make available for such Shareholders at the meeting. Alternatively such Shareholders can instruct their bank or stockbroker to have their shares transferred out of Euroclear France and inscribed in the Shareholder register in their own name.
Shareholders holding their shares through a clearing system may also vote by proxy. A proxy form may be obtained at HSBC France, Service Assemblées GEMPLUS INTERNATIONAL S.A., Avenue Robert Schuman – B.P. 2704, 51051 REIMS CEDEX France, by telephone on +33 3 26 09 86 26 or by fax on + 33 3 26 09 89 83. In the event a Shareholder wishes to vote by proxy he or she must complete and sign the proxy form and return it together with the certificate referred to above by fax to + 33 3 26 09 89 83 and by mail to Gemplus International S.A. c/o HSBC France, Service Assemblées GEMPLUS INTERNATIONAL S.A., Avenue Robert Schuman – B.P. 2704, 51051 REIMS CEDEX France. In order to be included in the votes, the proxy and the certificate should be received by 5 p.m. Luxembourg time on April 21st, 2006. The proxy will only be valid if it includes the Shareholder’s or his or her legal representative’s first name, surname, number of shares held and official address and signature. Shareholders should note that HSBC France may not be named as proxy holder.
The Annual General Meeting can be validly held whatever the number of shares represented at such meeting, and resolutions shall be validly adopted at such meeting if approved by a simple majority.

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The Extraordinary General Meeting can be validly held if at least 50 % of the shares issued and outstanding are present or represented. Resolutions at the extraordinary general meeting will be validly adopted at such extraordinary general meeting if approved by a two-thirds majority of the shares present or represented. If the quorum referred to above is not reached the extraordinary general meeting will be reconvened for a date at least one month later and no quorum will be required at such reconvened meeting for a valid deliberation.
Sincerely yours,
Gemplus International S.A.
The Board of Directors

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GEMPLUS INTERNATIONAL S.A.
Société Anonyme
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
R.C.S. Luxembourg B 73 145
PROXY
for the
ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF GEMPLUS INTERNATIONAL S.A.
to be held on April 25, 2006 or at any adjournment thereof

I, THE UNDERSIGNED

Domiciled at

a Shareholder of shares in GEMPLUS INTERNATIONAL S.A. (the “Company”)
Please choose either option (1) or option (2) and only complete one of the two options. In the event both options are completed, only option (2) will be taken into account.
☐Option (1) – PROXY WITHOUT VOTING INSTRUCTIONS
hereby appoint, instruct, authorise and give an irrevocable power to:

Mr/Mrs (name, first name)
(address)

to represent the undersigned at the above Annual General Meeting of Shareholders of the Company, to be held on April 25, 2006 (or any reconvened meeting(s) thereof) and to participate on the undersigned’s behalf in all deliberations and votes, approve, disapprove, or abstain on, any proposal relating to the agenda of the Annual General Meeting set out below, any amendment thereto and any new resolution as the proxyholder deems fit.

AGENDA
of the Annual General Meeting of Shareholders
(1)	to hear the reports of the Board of Directors:
–	on conflicts of interest pursuant to Article 57 of the Luxembourg law of August 10, 1915,

–	on the compensation of the CEO (Administrateur Délégué), the Chairman and the Board members pursuant to Article 60 of the Luxembourg law of August 10, 1915;
(Note: no vote is required on this agenda item)

(2)	to hear the Management Report by the Board of Directors of the Company for the year ended December 31, 2005;

(Note: no vote is required on this agenda item)

(3)	to hear the reports by the auditors of the Company in respect of the consolidated and unconsolidated financial statements of the Company for the year ended December 31, 2005;

(Note: no vote is required on this agenda item)

(4)	to consider and approve the financial statements (annual accounts: balance sheet and statement of profit and loss) of the Company for the year ended December 31, 2005 in their consolidated form;

(5)	to consider and approve the financial statements (annual accounts: balance sheet and statement of profit and loss) of the Company for the year ended December 31, 2005 in their unconsolidated form;

(6)	to allocate the results of the Company for the year ended December 31, 2005 by allocation of the annual net loss to the carry forward account;

(7)	to grant discharge to all Directors of the Company who have been in office during the year ended December 31, 2005;

(8)	to authorise the Company, or any wholly-owned subsidiary, to purchase, acquire or receive shares in the Company, from time to time over the stock exchange or in privately negotiated transactions, and in the case of acquisition for value, at a purchase price being no less than € 1.00 and no more than € 4.00 and on such terms as shall be determined by the Board of Directors of the Company, provided such purchase is in conformity with Article 49-2 of the Luxembourg law of August 10, 1915 and with applicable laws and regulations, such authorisation being granted for purchases completed on or before October 25, 2007;

The acquisition of shares shall in addition be carried out in accordance with the following conditions:
(a)	They may be made by all methods or means in accordance with applicable regulations.

(b)	They may be made inter alia, and by order of priority:
     (i) to reduce the capital of the Company (in value or in number of shares);
     (ii) to meet obligations resulting from employee share option programs or other allocations of shares to employees of the Company or of an affiliated company;
     (iii) to meet obligations resulting from debt financial instruments exchangeable into equity instruments;
     (iv) to remit shares in payment or exchange in relation to possible external growth transactions;

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     (v) under the terms of a liquidity contract.
Shares redeemed may only be reduced as set out under (i) above with the prior authorisation of a General Meeting of Shareholders held following the date hereof.
(c)	In accordance with Article 49-2 of the Luxembourg law of August 10, 1915, the maximum number of shares that the Company may hold pursuant to this authorisation is 10 % of the issued share capital of the Company.
(9)	to confirm the principles of compensation of Board members;
(10)	to approve the principles of the compensation package of the Chief Executive Officer, as a precautionary measure only in the event that all approvals and conditions of the proposed Gemalto combination are not obtained and satisfied by September 9, 2006;
(11)	to reappoint the independent auditors PricewaterhouseCoopers for a one year period to end at the next Annual General Meeting deciding on the 2006 accounts;
(12)	miscellaneous.
And in general to do and perform any and all acts and deeds which may be necessary or useful in the accomplishment of the present proxy.
Given on                              2006

Signed:

Individual Shareholder:
Name:

Corporate or entity Shareholder:
Name:

For and on behalf of the above Shareholder by:

Name of signatory (ies):

Title of signatory(ies):
Note: The information contained in the proxy will be registered in a data bank. It is subject to the Luxembourg law of 2nd August 2002 on the protection of individuals with regard to the processing of personal data and to the French law L.78-17 of 6th January 1978 as amended.

3

☐ Option (2) – PROXY  WITH  VOTING INSTRUCTIONS

hereby appoint, instruct, authorise and give an irrevocable power to:
Mr/Mrs (name, first name)
(address)

(failing whom the Chairman of the Company and the Chief Executive Officer of the Company, and the Chairman of the Annual General Meeting of Shareholders of the Company, each acting alone and with full power of substitution)
to represent the undersigned at, and to attend, the above Annual General Meeting of Shareholders of the Company, to be held on April 25, 2006 (or any reconvened meeting(s) thereof) and vote on the undersigned’s behalf on the agenda set out below. IN CASE NO INDICATION IS GIVEN IN THE BOXES PROVIDED BELOW, YOU MAY DEEM THE VOTES TO BE EXPRESSED “FOR”.
AGENDA
of the Annual General Meeting of Shareholders
(1)	to hear the reports of the Board of Directors:
–	on conflicts of interest pursuant to Article 57 of the Luxembourg law of August 10, 1915,

–	on the compensation of the CEO (Administrateur Délégué), the Chairman and the Board members pursuant to Article 60 of the Luxembourg law of August 10, 1915;

(Note: no vote is required on this agenda item)
(2)	to hear the Management Report by the Board of Directors of the Company for the year ended December 31 2005;

(Note: no vote is required on this agenda item)

(3)	to hear the reports by the auditors of the Company in respect of the consolidated and unconsolidated financial statements of the Company for the year ended December 31, 2005;

(Note: no vote is required on this agenda item)

(4)	to consider and approve the financial statements (annual accounts: balance sheet and statement of profit and loss) of the Company for the year ended December 31, 2005 in their consolidated form;
☐ For
☐ Against
☐ Abstention
(5)	to consider and approve the financial statements (annual accounts: balance sheet and statement of profit and loss) of the Company for the year ended December 31, 2005 in their unconsolidated form;
☐ For
☐ Against
☐ Abstention

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(6)	to allocate the results of the Company for the year ended December 31, 2005 by allocation of the annual net loss to the carry forward account;
☐ For
☐ Against
☐ Abstention
(7)	to grant discharge to all Directors of the Company who have been in office during the year ended December 31, 2005;
☐ For
☐ Against
☐ Abstention
(8)	to authorise the Company, or any wholly-owned subsidiary, to purchase, acquire or receive shares in the Company, from time to time over the stock exchange or in privately negotiated transactions, and in the case of acquisition for value, at a purchase price being no less than € 1.00 and no more than € 4.00 and on such terms as shall be determined by the Board of Directors of the Company, provided such purchase is in conformity with Article 49-2 of the Luxembourg law of August 10, 1915 and with applicable laws and regulations, such authorisation being granted for purchases completed on or before October 25, 2007;

The acquisition of shares shall in addition be carried out in accordance with the following conditions:
(a)	They may be made by all methods or means in accordance with applicable regulations.

(b)	They may be made inter alia, and by order of priority:
(i)	to reduce the capital of the Company (in value or in number of shares);

(ii)	to meet obligations resulting from employee share option programs or other allocations of shares to employees of the Company or of an affiliated company;

(iii)	to meet obligations resulting from debt financial instruments exchangeable into equity instruments;

(iv)	to remit shares in payment or exchange in relation to possible external growth transactions;

(v)	under the terms of a liquidity contract.
Shares redeemed may only be reduced as set out under (i) above with the prior authorisation of a General Meeting of Shareholders held following the date hereof.
(c)	In accordance with Article 49-2 of the Luxembourg law of August 10, 1915, the maximum number of shares that the Company may hold pursuant to this authorisation is 10 % of the issued share capital of the Company;
☐ For
☐ Against
☐ Abstention
(9)	to confirm the principles of compensation of Board members;
☐ For
☐ Against
☐ Abstention

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(10) to approve the principles of the compensation package of the Chief Executive Officer, as a precautionary measure only in the event that all approvals and conditions of the proposed Gemalto combination are not obtained and satisfied by September 9, 2006;
☐ For
☐ Against
☐ Abstention
(11)	to reappoint the independent auditors PricewaterhouseCoopers for a one year period to end at the next Annual General Meeting deciding on the 2006 accounts;
☐ For
☐ Against
☐ Abstention
(12)	miscellaneous
☐ For
☐ Against
☐ Abstention
Important:
If amendments or new resolutions were to be presented, the undersigned will abstain UNLESS the undersigned has checked the box below:
☐ By checking this box the undersigned gives power to the proxyholder indicated above to vote in the undersigned’s name as the proxyholder deems fit on amendments and new resolutions.

Given on_____ 2006
Signed:

Individual shareholder:
Name:

Corporate or entity shareholder:
Name:
For and on behalf of the above shareholder by:

Name of signatory (ies):

Title of signatory(ies):

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GEMPLUS INTERNATIONAL S.A.
Société Anonyme
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
R.C.S. Luxembourg B 73 145
PROXY
for the
EXTRAORDINARY GENERAL MEETING
OF GEMPLUS INTERNATIONAL S.A.
held on April 25, 2006 or at any adjournment thereof

I, THE UNDERSIGNED

Domiciled

a Shareholder of shares in GEMPLUS INTERNATIONAL S.A. (the “Company”)
Please choose either option (1) or option (2) and only complete one of the two options. In the event both options are completed, only option (2) will be taken into account.
☐  Option (1) – PROXY WITHOUT VOTING INSTRUCTIONS
hereby appoint, instruct, authorise and give an irrevocable power to:

M/Mrs (name, first name)
(address)

to represent the undersigned at the above Extraordinary General Meeting of Shareholders of the Company, to be held on April 25, 2006 (or any reconvened meeting(s) thereof) and to participate in the undersigned’s behalf in all deliberations and votes, approve, disapprove, or abstain on, any proposal relating to the agenda of the Extraordinary General Meeting set out below, any amendment thereto and any new resolution.

AGENDA
of the Extraordinary General Meeting of Shareholders
To confirm and approve the authorised share capital of the Company fixed at an amount of four hundred million euro (€400,000,000) represented by 1,889,466,226 shares (the number of shares being subject to adjustment in the case of cancellation of shares or like procedure), to authorise the Board of Directors to issue shares up to the total amount of the authorised, unissued, share capital with or without reserving any pre-emptive subscription rights for existing shareholders and as the Board of Directors may in its discretion determine, to extend the validity period of the authorised share capital provided for under item 5.2.1 and the authorisation to the Board of Directors to issue shares under the authorised share capital under item 5.2.1 while waiving or suppressing pre-emptive subscription rights of existing shareholders for a period starting on the day of the extraordinary general meeting of shareholders held on April 25, 2006 (or any adjournment thereof) and ending on the fifth anniversary from the date of publication of the deed recording the minutes of such meeting in the Mémorial, to acknowledge the report of the Board of Directors of the Company relating to the circumstances and conditions upon which shares may be issued against cash within the authorised share capital as provided for in section 5.2.1. of the articles of incorporation (as amended as per the present agenda item) whilst suppressing pre-emptive subscription rights of existing shareholders, to waive and authorise the Board of Directors to waive, suppress or limit pre-emptive subscription rights of existing shareholders and to consequentially amend paragraph 5.2 of the articles of incorporation of the Company to read as follows:
     “5.2. The authorised capital is fixed at four hundred million Euro (Euro 400,000,000) consisting of one billion eight hundred and eighty-nine million four hundred and sixty-six thousand two hundred and twenty-six (1,889,466,226) shares, of no nominal value.
Out of the authorised share capital, the board of directors is authorised to issue further shares up to the total authorised share capital in whole or in part from time to time with or without reserving any pre-emptive subscription rights for existing shareholders and as it may in its discretion determine within a period expiring (x) for issues of shares reserved pursuant to items (i) to (iv) in 5.2.1. below, on the fifth anniversary after the date of publication of the minutes of the extraordinary general meeting held on 25th April 2006, and (y) for any other issues of shares pursuant to 5.2.2. hereunder on the third anniversary after the date of publication of the minutes of the extraordinary general meeting held on 27th April 2004 (each time subject to extensions) and to determine the conditions of any such subscription (provided that part of the authorised capital is reserved as described below).
5.2.1.	Out of the authorised share capital the following items (i) to (iv) shall be reserved with no pre-emption rights for:
(i)	the issue of a maximum of twenty million (20,000,000) shares in exchange at a ratio of fifty (50) new shares in the Corporation for one (1) share of classes A, B or C of Gemplus S.A., a company incorporated under the laws of the Republic of France, registered in Marseille, under the number 349711200 ;

(ii)	the issue of a maximum of fifty-six million eight hundred forty-five thousand and seven hundred (56,845,700) shares either in exchange at a ratio of fifty (50) new shares of the Corporation for one share of Gemplus S.A. to be issued under any of the Gemplus S.A. stock option plans in existence on 1st February 2000 or before or with respect to options to be issued by the Company to subscribe for shares in the Company upon terms identical to those existing for options issued under any of the Gemplus S.A. stock option plans in existence on 1st February, 2000 or before, against surrender or exchange of, or renunciation to, such latter stock options in the same amounts on an adjusted basis (subject to the applicable ratio);

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(iii)	the issue of a maximum of fifty million (50,000,000) shares with respect to the options granted to the employees or officers of the Gemplus group (including any subsidiaries or affiliates of the Corporation) in accordance with the stock option plan as from time to time determined by the board of directors subject to such further conditions as may be imposed by the general meeting of shareholders; and

(iv)	the issue of a total number of a maximum of up to sixty million (60,000,000) shares without nominal value to senior management, board members and/or executives throughout the Gemplus Group either (a) by way of stock options, the terms and conditions thereof and/or relating thereto to be determined by the board of directors in its sole discretion, and/or (b) except in the case of board members, by way of free shares, the Corporation transferring, upon the issue of such free shares, an amount equivalent to the accounting par of such shares from its realised profits or distributable reserves to its share capital.
     5.2.2. Notwithstanding the foregoing it is specified that any other issues of shares within the authorised share capital may be made with or without reserving to the existing shareholders a preferential subscription right as determined by the board of directors, including but without limitation for issues of shares in the cases foreseen under 5.2.1 above but for a higher number of shares.”
And in general to do and perform any and all acts and deeds which may be necessary or useful in the accomplishment of the present proxy.

Given on	2006
Signed:

Individual shareholder: Name :

Corporate or entity shareholder: Name:

For and on behalf of the above shareholder by:

Name of signatory (ies):

Title of signatory(ies):
Note: The information contained in the proxy will be registered in a data bank. They are subject to the Luxembourg law of 2nd August 2002 on the protection of individuals with regard to the processing of personal data and to the French law L.78-17 of 6th January 1978 as amended.
☐  Option (2) – PROXY WITH VOTING INSTRUCTIONS
hereby appoint, instruct, authorise and give an irrevocable power to :

M/Mrs (name, first name)
(address)

3

(failing whom the Chairman of the Company and the Chief Executive Officer of the Company, and the Chairman of the Annual General Meeting and/or the Extraordinary General Meeting of Shareholders of the Company, each acting alone and with full power of substitution)
to represent the undersigned at, and to attend, the above Extraordinary General Meeting of Shareholders of the Company, to be held on April 25, 2006 (or any reconvened meeting(s) thereof) and vote on the undersigned’s behalf on the agenda set out below. IN CASE NO INDICATION IS GIVEN IN THE BOXES PROVIDED BELOW, YOU MAY DEEM THE VOTES TO BE EXPRESSED “FOR”.
AGENDA
of the Extraordinary General Meeting of Shareholders
To confirm and approve the authorised share capital of the Company fixed at an amount of four hundred million euro (€400,000,000) represented by 1,889,466,226 shares (the number of shares being subject to adjustment in the case of cancellation of shares or like procedure), to authorise the Board of Directors to issue shares up to the total amount of the authorised, unissued, share capital with or without reserving any pre-emptive subscription rights for existing shareholders and as the Board of Directors may in its discretion determine, to extend the validity period of the authorised share capital provided for under item 5.2.1 and the authorisation to the Board of Directors to issue shares under the authorised share capital under item 5.2.1 while waiving or suppressing pre-emptive subscription rights of existing shareholders for a period starting on the day of the extraordinary general meeting of shareholders held on April 25, 2006 (or any adjournment thereof) and ending on the fifth anniversary from the date of publication of the deed recording the minutes of such meeting in the Mémorial, to acknowledge the report of the Board of Directors of the Company relating to the circumstances and conditions upon which shares may be issued against cash within the authorised share capital as provided for in section 5.2.1. of the articles of incorporation (as amended as per the present agenda item) whilst suppressing pre-emptive subscription rights of existing shareholders, to waive and authorise the Board of Directors to waive, suppress or limit pre-emptive subscription rights of existing shareholders and to consequentially amend paragraph 5.2 of the articles of incorporation of the Company to read as follows:
“5.2. The authorised capital is fixed at four hundred million Euro (Euro 400,000,000) consisting of one billion eight hundred and eighty-nine million four hundred and sixty-six thousand two hundred and twenty-six (1,889,466,226) shares, of no nominal value.
Out of the authorised share capital, the board of directors is authorised to issue further shares up to the total authorised share capital in whole or in part from time to time with or without reserving any pre-emptive subscription rights for existing shareholders and as it may in its discretion determine within a period expiring (x) for issues of shares reserved pursuant to items (i) to (iv) in 5.2.1. below, on the fifth anniversary after the date of publication of the minutes of the extraordinary general meeting held on 25th April 2006, and (y) for any other issues of shares pursuant to 5.2.2. hereunder on the third anniversary after the date of publication of the minutes of the extraordinary general meeting held on 27th April 2004 (each time subject to extensions) and to determine the conditions of any such subscription (provided that part of the authorised capital is reserved as described below).
5.2.1.	Out of the authorised share capital the following items (i) to (iv) shall be reserved with no pre-emption rights for:
(i)	the issue of a maximum of twenty million (20,000,000) shares in exchange at a ratio of fifty (50) new shares in the Corporation for one (1) share of classes A, B or C of Gemplus S.A., a company incorporated under the laws of the Republic of France, registered in Marseille, under the number 349711200,

(ii)	the issue of a maximum of fifty-six million eight hundred forty-five thousand and seven hundred (56,845,700) shares either in exchange at a ratio of fifty (50) new shares of the Corporation for one share of Gemplus S.A. to be issued under any of the Gemplus S.A. stock option plans in existence on 1st February 2000 or before or with respect to options to be issued by the Company to subscribe for shares in the Company upon terms identical to those existing for options issued under any of the Gemplus S.A. stock option plans in existence on 1st February, 2000 or before,

4

against surrender or exchange of, or renunciation to, such latter stock options in the same amounts on an adjusted basis (subject to the applicable ratio);
(iii)	the issue of a maximum of fifty million (50,000,000) shares with respect to the options granted to the employees or officers of the Gemplus group (including any subsidiaries or affiliates of the Corporation) in accordance with the stock option plan as from time to time determined by the board of directors subject to such further conditions as may be imposed by the general meeting of shareholders; and

(iv)	the issue of a total number of a maximum of up to sixty million (60,000,000) shares without nominal value to senior management, board members and/or executives throughout the Gemplus Group either (a) by way of stock options, the terms and conditions thereof and/or relating thereto to be determined by the board of directors in its sole discretion, and/or (b) except in the case of board members, by way of free shares, the Corporation transferring, upon the issue of such free shares, an amount equivalent to the accounting par of such shares from its realised profits or distributable reserves to its share capital.
     5.2.2. Notwithstanding the foregoing it is specified that any other issues of shares within the authorised share capital may be made with or without reserving to the existing shareholders a preferential subscription right as determined by the board of directors, including but without limitation for issues of shares in the cases foreseen under 5.2.1 above but for a higher number of shares.”
☐ For
☐ Against
☐ Abstention
Important:
If amendments or new resolutions were to be presented, the undersigned will abstain UNLESS the undersigned has checked the box below:
☐ By checking this box the undersigned gives power to the proxyholder indicated above to vote in the undersigned’s name as the proxyholder deems fit on amendments and new resolutions.

Given on	2006
Signed:

Individual shareholder:
Name:

Corporate or entity shareholder:
Name:

For and on behalf of the above shareholder by:

Name of signatory (ies):

Title of signatory(ies):

5

Gemplus International S.A.
Sociètè Anonyme
Statutory financial statements
for the year ended December 31, 2005
46 a, avenue J-F Kennedy
L-1855, Luxembourg
R.C.S. Luxembourg : B 73 145

Gemplus International S.A.
Report of the Board of Directors
Activities
The directors hereby present their report for the twelve-month period ended December 31, 2005. Gemplus International S.A. (the “Company”) is the ultimate parent company of the Gemplus group (the “Group”) and does not conduct any operational activity of its own.
The loss of the year amounting to € (755) thousand is mainly attributable to an operating loss for € (6,042) thousand, other financial charge net for € (3,870) thousand, compensated by the change in valuation allowance on investments in subsidiaries for € 9,126 thousand.
The directors believe that to have a complete understanding of the Company it is necessary to review the unconsolidated financial statements in connection with the consolidated financial statements issued by the Company as the holding company of the Group, as well as to understand the report on the activities of the Group as presented in the Management Discussion and Analysis included in the annual report including the consolidated financial statements.
Post Balance Sheet Events
On February 28, 2006, the Company’s shareholders approved a distribution of reserves (share premium) of an amount of € 0,26 per shares, subject to the satisfaction of a condition precedent relating to the completion of the proposed combination with Axalto N.V. The total amount of the distribution would be approximately € 164,0 million, based on the number of shares currently outstanding.
Research & Development activities
The Company does not carry out directly any research and development activities.
Acquisition of its own shares
The Company did not redeem shares during the year ending December 31, 2005.
On April 17, 2002, the Extraordinary General Meeting cancelled 4,634,859 shares held by the Company at the time and authorized the Company to cancel, when owing them directly, the 30,743,679 shares returned by Mr. Perez, a former Chief Executive Officer and held by an indirect subsidiary. In accordance with this decision, on March 10, 2003, the 30,743,679 shares were cancelled, without any effect on the Company’s shareholders’ equity. The cancellation of these shares did not result in a reduction of the issued share capital of the Company; however, it resulted in an increase of the par value of the issued shares.

During 2003, the Company purchased 487,957 shares of its outstanding common stock from former Celocom Limited employees pursuant to the conditions stipulated in the 2000 Celocom Limited share purchase agreement.
In 2005, the Company granted 500,000 restricted shares to one of its executives.
As at December 31, 2005, the Company held 761,465 shares of its outstanding common stock.
Branches
The Company does not have any branches.
Outlook
The Company is the ultimate parent company of the Group and does not conduct directly any operational activity. The business outlook for the Company is therefore directly related to the operational activities of the Group. The Group continues to see strong momentum in its core businesses, and will maintain its focus on cost efficiency. The Group expects its Financial Services and Identity and Security segments to become profitable in 2006. The Group is also confident in its ability to further improve its operating income in 2006, particularly following the seasonal improvement usually observed in the second half of the year. In addition, the Group is working towards achieving an operating margin of 10% in 2007.
In December 2005, the Company announced a proposed merger between the Company and Axalto NV a leading competitor, which would create a world-class leader in digital security. The proposed combination was approved by Axalto’s and the Company’s shareholders respectively on January 31, 2006 and February 28, 2006, and is subject to antitrust and other regulatory approvals.
February 28, 2006
The Board of Directors

PricewaterhouseCoopers
Sociètè à responsabilitè limitèe
Rèviseur d’entreprises
400, route d’Esch
B.P. 1443
L-1014 Luxembourg
Telephone +352 494848-1
Facsimile +352 494848-2900
Independent Auditor’s report
To the Shareholders
Gemplus International S.A.
We have audited the annual accounts of Gemplus International S.A. for the year ended December 31, 2005 and have read the related Directors’ report. These annual accounts and the Directors’ report are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these annual accounts based on our audit and to check the consistency of the Directors’ report with them.
We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the attached annual accounts give, in conformity with the Luxembourg legal and regulatory requirements, a true and fair view of the financial position of Gemplus International S.A. as of December 31, 2005 and of the results of its operations for the year then ended.
The Directors’ report is in accordance with the annual accounts.

PricewaterhouseCoopers S.à r.l.	Luxembourg, February 28, 2006
Rèviseur d’entreprises
Represented by
Philippe Duren

Gemplus International S.A.
Balance sheet as of December 31, 2005

				(in thousands of euros)
Assets	Notes	December 31, 2005	December 31, 2004	December 31, 2003

Intangible assets	5	3,260	2	1
Financial assets
Investments in subsidiaries	6	1,490,808	1 ,450,642	1,158,719
Long-term deposits		164	14	—

Fixed assets		1,494,232	1,450,658	1,158,720

Debtors
Advance to suppliers - short-term portion	7	76	103	12,115
Amounts owed by subsidiaries	8	35,148	22,123	88,928
Other debtors	8	997	176	667
Treasury shares	3.4	898	1,488	1,578
Cash and cash equivalents		21	169	193

Current assets		37,140	24,059	103481

Prepayments	7	1,443	1,365	1,756

Total assets		1,532,815	1,476,082	1 263 957

Liabilities and shareholders’ equity	Notes	December 31, 2005	December 31, 2004	December 31, 2003

Share capital		133,467	128,643	127,889
Additional paid-in capital		1,686,936	1,649,079	1,640,371
Reserve for treasury shares held		393	1,488	1,578
Result brought forward		(585,091)	(586,534)	(398,383)
Profit / (loss) for the financial year		(755)	1,443	(188,151)

Shareholders’ equity	3	1,235,455	1,194,119	1,183,304

Provision for liabilities and charges	6	26,587	37,961	38,018

Accounts payable	8	6,792	140	3,120
Tax and social liabilities	8	3,244	2,455	2,092
Amounts owed to subsidiaries	8	252,021	234,051	23,858
Other Liabilities	8,14	8,716	7,356	13,565

Creditors		270,773	244,002	42,635

Total liabilities and shareholders’ equity		1,532,815	1,476,082	1,263,957

The accompanying notes form an integral part of these financial statements

5

Gemplus International S.A.
Income statement for the year ended December 31, 2005

				(in thousands of euros)
	Notes	December 31, 2005	December 31, 2004	December 31, 2003

CHARGES

Staff costs	18
Wages, salaries and other employee benefit costs		2,584	1,783	1,124
Social security costs		158	152	185
Other operating charges	9	61,726	62,198	58,989
Including amounts attributable to subsidiaries		48,016	49,582	36,298

Financial expenses	10
Value adjustment on current assets and financial assets		—	—	205,195
Exchange charges		1,548	7,541	222,071
Interest payable and similar charges		2,317	1,135	—
Including amounts attributable to subsidiaries		2,317	1,135	—
Other financial charges		584	164	37

Exceptional expenses	11	—	62	1,816

Income tax		—	968	462

Profit for the financial year		—	1,443	—

Total expenses of the year		68,917	75,446	489,879

INCOME

Operating income
Income from the recharge of services	2.7	58,427	62,451	51,074
Including amounts attributable to subsidiaries		59,427	62,451	51,074

Financial income	10
Value adjustment on current assets and financial assets		9,126	4,971	—
Dividends received		—	—	29,821
Exchange income		562	7,718	215,313
Interest receivable and similar income		16	306	5,520
including amounts attributable to subsidiaries		16	24	3,931

Income Tax		31	—	—

Loss for the financial year		755	—	188,151

Total income of the year		68,917	75,446	489,879

The accompanying notes form an integral part of these financial statements

6

Gemplus International S.A.
Notes to the statutory financial statements as at December 31, 2005
Note 1 — General
Gemplus International S.A. (“the Company”) was incorporated as a “société anonyme” in the Grand Duchy of Luxembourg on December 6, 1999.
The corporate purpose of the Company is to:
-	manufacture and trade in all types of electrical, electronic, or mechanical goods or equipment and in software and software services;

-	purchase, manufacture and sell all products, components and materials which may be used in the context of the above-mentioned activities;

-	provide all services and act as general contractor for all projects relating to or in connection with the above-mentioned activities; and

-	perform research and scientific and technical studies on, to apply for, acquire, develop and license, all patents, licenses, inventions, processes, brands, and models that may have a connection with the Company’s purpose.
The Company may also carry out all transactions pertaining directly or indirectly to the acquiring of participating interests in any enterprises in whatever form and the administration, management, control and development of those participating interests.
The Company is formed for an unlimited duration. It is registered with the Luxembourg Registration Office under the number B 73145.
The Company also prepares consolidated financial statements, which are published according to the provisions of the law. These consolidated financial statements are available at the Company’s registered office.
Note 2 — Valuation rules
The accounts are drawn up in accordance with the general valuation principles described in the Luxembourg Commercial Code.
2.1 Fixed assets
•	Intangible assets are stated at cost, less accumulated amortization, and are amortized on the straight line method over a period not exceeding three years.

•	Financial assets correspond to investments in subsidiaries. They are recorded at acquisition cost in the balance sheet. The Company reviews the carrying value of its investments on a regular basis. A value adjustment is made when there is a permanent diminution in their value.
2.2 Current debtors
Current debtors are valued at their nominal value. When the recoverable value at year-end is lower than the nominal value, a value adjustment is recorded.
2.3 Treasury shares
From time to time, with the prior approval of the Company’s shareholders, the Company may repurchase a portion of its outstanding ordinary shares. Shares repurchased by the Company could be cancelled or used to fulfill its obligations under stock option plans or for any other purpose subject to applicable laws and regulations. Treasury shares are presented at cost in current assets and a corresponding undistributable reserve has been recorded within the shareholders’ equity.

7

Gemplus International S.A.
Notes to the statutory financial statements as at December 31, 2005
2.4 Foreign currency translation
The Company maintains its accounts in euros and both the balance sheet and income statement are expressed in this currency.
Transactions in foreign currencies are recorded at the rate of exchange on the transaction date. With the exception of fixed assets, all assets and liabilities denominated in foreign currencies are converted at the exchange rate on the balance sheet date. Related realized gains and losses as well as unrealized gains and losses are recognized in the income statement.
2.5 Foreign exchange risk
The Company and its subsidiaries (the “Group”) operate internationally and are exposed to foreign exchange risk arising from various currency exposures. The policy of the Group is to hedge its foreign currency exposure on its assets, liabilities and transactions denominated in currencies other than the euro. Although hedging activity is generally undertaken by a dedicated subsidiary, the Company may enter into certain transactions on behalf of the Group. Gains and losses on foreign exchange hedging contracts are recorded in financial income / (expenses).
2.6 Current liabilities
Current liabilities are valued in the balance sheet at their nominal value.
2.7 Operating income
The Company and certain subsidiaries can perform services on behalf of the Group. These types of services are mainly provided by the Company and the subsidiaries in France, the United States, the United Kingdom, Luxembourg and Switzerland. All unallocated general and administrative costs performed by the subsidiaries are invoiced to the Company with a margin of 5%. The Company then reinvoices Gemplus S.A. (France) and Gemplus Microelectronics Asia Pte Ltd. (Singapore), the two leading technological and manufacturing centers for the Group, on the basis of allocation keys such as production volumes.
Certain costs which specifically relate to the holding company’s activity, such as exchange gain and loss, interest income and expense, internal audit costs, investors relations and certain finance and legal costs remain as expenses for the Company.
2.8 Comparatives
Following the enforcement of the law dated December 19, 2002 on the Register of Commerce and the annual accounts of commercial companies, which come into effect in January 2005, 2004 and 2003 financial statements have been restated to present information on a comparative basis.

8

Gemplus International S.A.
Notes to the statutory financial statements as at December 31, 2005
Note 3 — Shareholders’ equity
Shareholders’ equity during fiscal years ended December 31, 2005 and 2004 is as follows:

					Reserve for	Results
				Paid-in	treasury	brought	Net result
(in thousands of euros)	Date	Number of shares	Share capital	capital	shares held	forward	for the year	Total

Shareholders’ equity as at December 31, 2003		604,017,996	127,889	1,640,371	1,578	(398,383)	(188,151)	1,183,304

Allocation of prior year losses		—	—	—	—	(188,151)	188,151	—
Net income		—	—	—	—	—	1,443	1,443
Issuance of shares pursuant to share options exercised	March 22, 2004	105,425	22	115	—	—	—	137
Contribution of Gemplus S.A. shares	March 22, 2004	2,997,100	634	7,590	—	—	—	8,224
Issuance of shares pursuant to share options exercised	Sept. 27, 2004	35,979	8	41	—	—	—	49
Contribution of Gemplus S.A. shares	Sept. 27, 2004	68,500	14	173	—	—	—	187
Issuance of shares pursuant to share options exercised	Dec. 21, 2004	126,803	27	116	—	—	—	143
Contribution of Gemplus S.A. shares	Dec. 21,2004	230,200	49	583	—	—	—	632
Sale of 28,664 treasury shares		—	—	90	(90)	—	—	—

Shareholders’ equity as at December 31, 2004		607,582,003	123,643	1,649,079	1,488	(586,534)	1,443	1,194,119

Allocation of prior year losses		—	—	—	—	1,443	(1,443)	—
Net loss		—	—	—	—	—	(755)	(755)

Issuance of shares pursuant to share options exercised	April 11, 2005	642,028	136	656	—	—	—	792
Contribution of Gemplus S.A. shares	April 11, 2005	537,250	124	1,474	—	—	—	1,598
Shares issued following acquisition of SETEC	Jun. 13, 2005	19,000,000	4,022	30,442	—	—	—	34,464
Issuance of shares pursuant to share options exercised	Sept 26, 2005	455,076	97	465	—	—	—	562
Contribution of Gamplus S.A. shares	Sept. 26, 2005	335,750	71	840	—	—	—	911
Issuance of shares pursuant to share options exercised	Dec. 22, 2005	733,272	155	818	—	—	—	973
Contribution of Gemplus S.A. shares	Dec. 22, 2005	1,033,900	219	2,572	—	—	—	2,791
Grant of 500,000 restricted shares	Nov. 14, 2005	—	—	590	(590)	—	—	—

Shareholder’s equity as at December 31, 2005		630,369,279	133,467	1,686,936	898	(585,091)	(755)	1,235,455

The authorized share capital of the Company is currently 400,000,000 euro consisting of 1,889,446,226 shares with no legal par value, of which 630,369,279 were issued at year-end.
An offer still exists in favor of certain employees or former employees of our French subsidiary Gemplus S.A., whereby they can exchange their shares in Gemplus S.A. for shares in the Company upon request. As at December 31, 2005, the number of shares of Gemplus S.A., which can be contributed under this offer, corresponds to the equivalent of 511,700 of Company shares.
Based on a decision by the Board of Directors of the Company of December 7, 2000, pursuant to Luxembourg law on the minimum value of shares, as of December 31, 2005, € 648,191 thousand of the additional paid-in capital constitute an undistributable reserve (€ 624,758 thousand as of December 31, 2004 and € 621,094 thousand as of December 31, 2003). Such reserve could, under current legislation, be distributed only in accordance with the rules applicable to reductions in share capital.
Share option plans
During the year, 2,158,526 share options were exercised by employees in accordance with the relevant share option plans (see Note 12).

9

Gemplus International S.A.
Notes to the statutory financial statements as at December 31, 2005
Note 4 — Treasury shares
In 2005, the Company granted 500,000 restricted shares to one of its executives. As of December 31, 2005, the Company held 761,465 shares of its outstanding common stock.
Treasury shares activity for the years ended December 31, 2005 and 2004 is as follows:

Number of
treasury shares

As at December 31, 2003	1,290,029

Sale of shares pursuant to the 2000 Celocom Limited share purchase agreement	(28,564)

As at December 31, 2004	1,261,465

Grant of 500,000 restricted shares	(500,000)

As at December 31, 2005	761,465

Treasury shares at cost as of December 31, 2005 (in thousand of euros)	898

Note 5 — Intangible assets
On December 6, 2005, the Company and Axalto NV executed an agreement for the proposed combination of the two companies to create Gemalto. The transaction is subject to antitrust and other regulatory approvals, the approval of shareholders and a certain other contractual conditions.
As part of this proposed combination, the Company incurred certain external costs. Direct external costs including fees paid to outside consultants for legal, finance, or technical services have been capitalized in intangible assets as formation expenses for an amount of € 3,259 thousand and will be amortized as from 2006 (date of the expected closing of the merger) and for a period not exceeding three years. These costs will be borne by the acquiring company for accounting purposes (to be determined) and if the planned combination is not completed, these costs will be expensed. Indirect and internal expenses related to the transaction have been expensed as incurred.
As at December 31, 2002, intangible assets mainly related to the development costs of certain new technologies for € 4,180 thousand. In 2003, the decision was taken to externalize the further development of such project and an agreement was reached with a microprocessor chip supplier. Given the uncertainty related to the future cash flows to be generated by this agreement, an impairment charge of € 4,180 thousand was recorded in 2003 within other operating charges.

10

Gemplus International S.A.
Notes to the statutory financial statements as at December 31, 2005
Note 6 — Investments in subsidiaries
Movements for the year 2005 are as follows:

	Acquistion	Valuation	Carrying
(in thousands euros)	cost	allowance	value

December 31, 2004	1,997,102	(546,460)	1,450,642
Acquisitions of the year	9,033	—	9,033
Capital contributions	28,012	—	28,012
Write off of investments	(1,671)	1,671	—
Contributions of Gemplus SA shares	5,370	—	5,370
Change in valuation allowance	—	(2,249)	(2,249)

December 31, 2005	2,037,846	(547,038)	1,490,808

The Company is the sole parent company of the Group with 61 direct and indirect subsidiaries located throughout the world.
In May 2004, the Company completed an internal reorganization intended to better align the legal structures to the business operations. This involved the acquisition by the Company of 27 subsidiaries from Gemplus S.A. for a total consideration of € 184,059 thousand. In addition, the Company contributed € 94,007 thousand to certain subsidiaries, of which € 83,647 thousand relate to the recapitalization of Gemplus Corp. in the United States.
In June 2005, the Company closed the acquisition of Setec Oy, the holding company of the Setec group (“Setec”), based in Finland. The Company, through a newly incorporated holding company, Gemplus Nordic Oy, acquired 100% of the share capital of Setec Oy, in which has direct and indirect subsidiaries, including two affiliates in which Setec Oy owns 56% and 90% respectively of the voting rights. Setec mainly operates in the electronic passport business and security printing technologies.
During the year 2005, the Company contributed € 28,012 thousand to certain subsidiaries, of which € 21,123 thousand relate to the recapitalization of SLP S.A.S (France), the parent company of Gemplus Industrial S.A. (Mexico). The Company also received shares of Gemplus S.A. (France) in exchange for its own shares as part of the offer in favor of certain current and former employees of Gemplus S.A. described in Note 3.

11

Gemplus International S.A.
Notes to the statutory financial statements as at December 31, 2005
Main investments include the following:

(in thousands of euros)
				Provision
				for negative net		Percentage of
		Valuation		equity of	Country of	ownership as at
Subsidiary	Acquisition cost	allowance	Carrying value	Investments	Incorporation	December 31, 2005

Previous years’ acquisitions

GEMPLUS FINANCE S.A.	727,895	(60,604)	667,291	—	Luxembourg	100%
GEMPLUS S.A.	862,609	(354,413)	508,196	—	France	99%
GEMVENTURES S.A.	10,968	(10,968)	—	(12,514)	Belgium	99%
GEMPLUS Management et Trading S.A.	656	(291)	365	—	Switzerland	100%
CELOCOM	57,914	(57,914)	—	(10,866)	Ireland	100%
SLP	72,334	(59,056)	13,280	—	France	100%
GOLDPAC (GDSZ, GSCZ)	7,331	—	7,331	—	Zhuhai - China	65%
GEMPLUS Beijing Electronics Research & Development Co. Ltd	161	(161)	—	(2,858)	Beijing	100%
GemCard Thailand Co. Ltd	516	(135)	381	—	Thailand	100%
GEMPLUS Pologne Sp z.o.o.	5,425	—	5,425	—	Poland	100%
GEMPLUS Associates Ltd	1,563	(1,563)	—	(63)	UK	100%
GEMPLUS China investment Co. Ltd	5,189	(1,292)	3,897	—	China	100%
GEMPLUS de Columbia SA	101	(87)	14	—	Columbia	90%
GEMPLUS Middle-East Dubai	150	(126)	24	—	Dubai	100%
SOFTCARD	—	—	—	—	UK	0%
Polski Plastic Sp. Zoo	4	(4)	—	—	Poland	100%
GEMPLUS Card International Espana SA	1,755	—	1,755	—	Spain	100%
GEMPLUS Japan	10,747	—	10,747	—	Japan	100%
GEMPLUS India Ptd Ltd	2,067	—	2,067	—	India	100%
GEMPLUS Corporation	83,647	—	83,647	—	USA	100%
GEM PLUS Limited UK	18,904	—	18,904	—	UK	100%
GEMPLUS South Africa Pty Ltd	3,592	—	3,592	—	South Africa	100%
GEMPLUS Do Brasil Productos Electronicos	2,549	—	2,549	—	Brazil	100%
GemCard Sdn BhD Pte Ltd	1,428	—	1,428	—	Malaisia	100%
GEMPLUS Asia Pacific Pte Ltd	147,850	—	147,850	—	Singapore	100%
GEMPLUS Italy Srl	3,064	—	3,064	—	Italy	100%
GEMPLUS Argentina SA	348	—	348	—	Argentina	100%
GEM PLUS Canada Inc.	0	—	0	—	Canada	100%
GEMPLUS Card International de Venezuela CA	0	—	0	—	Venezuela	100%
GEMPLUS GMBH Fildersladt	0	—	0	—	Germany	100%
GEMPLUS NV— Belgium	0	—	0	—	Belgium	100%
GEMPLUS bv— Holland	0	—	0	—	Holland	100%
GEMPLUS LLC Russia	46	—	46	—	Russia	100%
	2,028,613	(546,614)	1,482,200	(26,301)

Including:
Contribution of Gemplus SA shares	5,370
2005 Capital contributions	28,012

2005 acquisitions

GEMPLUS Nordic Oy.	8,608	—	8,608	—	Finland	100%
GEMPLUS Tianfin New Technologies Co. Ltd	425	(425)	—	(286)	China	25%

	9,033	(425)	8,608	(286)
Including:
2005 Acquisitions	9,033

Total shares In affiliated undertakings and related provisions	2,037,846	(547,038)	1,490,808	(26,587)

The Company reviews the carrying value of its investments on a regular basis. Companies having operational activities are generally valued using techniques such as the net present value of future cash flows or comparables. Holding, finance, non-operating companies and companies having no significant operating activities are generally valued using the adjusted net asset approach.

12

Gemplus International S.A.
Notes to the statutory financial statements as at December 31, 2005
Note 7 — Advance to suppliers and prepayments
During the fourth quarter of 2000, to reduce supply risk associated with obtaining microprocessor chips, the Company entered into a non-current supply agreement with a major microprocessor manufacturer. In connection with this supply agreement, the Company financed enhancements of this supplier’s production capacity with an unsecured advance facility. By December 31, 2005, the supplier had paid in full the advance facility and related interest.
Prepayments mainly relate to insurance premiums and professional services.
Note 8 — Maturities of assets and liabilities
Maturities of assets and liabilities are detailed as follows:

(in thousands of euros)
		Less than 1	More than 1
Assets	Gross value	year	year

Accounts receivable (group)	35,148	35,148	—
Advance to suppliers	76	76	—
Cash in bank	21	21	—
Other debtors	997	997	—

Total assets	36,242	36,242	—

(in thousands of euros)
		Less than 1	More than 1
Liabilities	Gross value	year	year

Accounts payable (group)	252,021	252,021	—
Accounts payable	6,792	6,792	—
Tax and social liabilities	3,244	3,244	—
Other liabilities	8,716	2,017	6,699

Total liabilities	270,773	264,074	6,699

“Other liabilities” include an amount of € 6,699 thousand payable to a former Chairman of the Board of Directors of the Company, Marc Lassus. The Company agreed to pay to Mr. Lassus this amount upon fulfillment of certain specific conditions, that have not been fulfilled as at December 31, 2005 (see Note 14).
“Other liabilities” also include an amount of € 750 thousand representing the contingent consideration related to the acquisition of two subsidiaries in China in 2003 and 2004. This amount is payable in 2006.
During 2005, an interim dividend has been paid to the Company by one of its subsidiaries. The Company recorded a liability in the amount of € 529 thousand, such dividend will be recognized in the Company’s statement of income in 2006 upon the approval of such distribution by the shareholders of the Company’s subsidiary.

13

Gemplus International S.A.
Notes to the statutory financial statements as at December 31, 2005
Note 9 — Other operating charges
Other operating charges mainly relate to corporate activities such as general management, business unit management, finance, information systems, treasury and legal. Certain support functions can be performed on behalf of the Company by certain subsidiaries. These costs represented € 48,016 thousand in 2005.

(in thousands of euros)
Year ended December 31,	2005	2004	2003

General expenses	54,284	54,901	44,221
Fees	6,390	6,762	10,370
Impairment of intangible assets (see Note 5)	—	—	4,180
Director’s fees	462	535	218
Grant of treasury shares (see Note 13)	590	—	—

Other operating charges	61,726	62,198	58,989

Note 10 — Financial income and expenses
Financial income and expenses can be presented as follows:

(in thousands of euros)
Year ended December 31,	2005	2004	2003

Exchange income/ (charges), net	(986)	177	(6,758)
Interest (due to) / received from subsidiaries	(2,301)	(1,111)	3,931
Dividends received	—	—	29,821
Value adjustment on financial assets	9,126	4,971	(205,195)
Interest received on short-term deposits	—	—	1,589
Other financial expenses	(584)	(164)	(37)
Other financial income	—	282	—

Financial income and expenses, net	5,255	4,155	(176,649)

The value adjustment on financial assets was comprised of the following:

(in thousands of euros)
Year ended December 31,	2005	2004	2003

Valuation allowance on investments in subsidiaries	(2,249)	4,914	(177,927)
Valuation allowance on current accounts with subsidiaries	—	—	9,850
Reversal of provision / (provision) for negative net equity of investments	11,375	57	(37,118)

Total value adjustment relating to investments in subsidiaries	9,126	4,971	(205,195)

14

Gemplus International S.A.
Notes to the statutory financial statements as at December 31, 2005
Note 11 — Exceptional result

(in thousands of euros)
Year ended December 31,	2005	2004	2003

Restructuring expenses	—	(62)	(1,816)

Exceptional result	—	(62)	(1,816)

The Company entered into two restructuring and rationalization programs in 2002 and 2003.
Note 12 — Share option plans
The Company may grant, under various employee share option plans (the “Plans”), options to purchase or subscribe for shares to its employees and officers. Under the various Plans, the exercise price of options granted may be less than the fair market value of the shares at the date of grant. The options must be exercised within seven to ten years of the date of grant and typically vest equally over a period of three to four years, subject to certain exceptions. The total number of options outstanding under the Plans is 78,526,053 options, of which 49,233,355 were exercisable as of December 31, 2005 at prices ranging from € 0.83 to € 6.00.
As part of the offer in favor of certain employees and former employees of Gemplus S.A. as described in Note 3, stock options granted at the level of Gemplus S.A. can ultimately be converted into 14,026,000 shares of the Company for an exercise price ranging between € 1.52 and € 3.51.
On April 17, 2002, the Company’s Board of Directors voted to approve a rollover plan whereby the employees were offered an option to cancel stock options previously granted under plans adopted in 2000 and received reissued options at a new exercise price. This plan was launched on May 23, 2002 and 17,106,162 stock options with an average exercise price of € 4.52 were cancelled on June 5, 2002. 17,034,084 new stock options were granted on December 10, 2002 at an exercise price of € 1.13 corresponding to the market price of the Company’s shares on the date of the grant. As of December 31, 2005, 11,199,539 of the stock options resulting from the rollover were outstanding.
On May 23, 2005, the Board of Directors of the Company resolved to grant certain stock options under authorizations from our shareholders. Under this arrangement, the Board of Directors of the Company decided to issue options for 6,000,000 shares to certain senior executives, excluding the CEO of the Company, with vesting linked to the share price performance and at an exercise price of € 2,00. These more stringent vesting conditions for the options for senior executives are generally as follows: 100% of the options will vest if the share price reaches € 4,00 as an average for a consecutive 90 day period before the end of the first quarter of 2008; 80% of the options will vest if the share price reaches € 3,50 as an average for a consecutive 90 day period before the end of the first quarter of 2008; 40% of the options will vest if the share price reaches € 3,00 as an average for a consecutive 90 day period before the end of the first quarter of 2008; and none of the options will vest if the share price does not reach € 3,00 as an average for a consecutive 90 day period before the end of the first quarter of 2008. The Board of Directors has resolved that the Company should issue these stock options and has delegated the implementation of the plan of the Compensation Committee and the Stock Administration Committee.
Warrants
The Company has issued certain warrants which have not been exercised and remain outstanding as of December 31, 2005. These warrants give the right to purchase 2,561,973 ordinary shares at a purchase price of € 2.3375 per share at any time before July 2007.

15

Gemplus International S.A.
Notes to the statutory financial statements as at December 31, 2005
Note 13 — Related party transactions
In 2005, an executive vice president of the Company exercised warrants granted to him in 2001 for the purchase of 3,934 shares in Gemventures 1 NV, a wholly-owned subsidiary of the Company. Pursuant to a put option agreement between the Company and this executive entered into in 2001, the Company acquired in 2005 the 3,934 shares in Gemventures 1 NV purchased by this executive for € 393,400, with additional payments to be made to this executive if Gemventures NV 1 realizes certain financial gains. Such an additional consideration has been accrued for this executive in an amount of € 170 thousand in 2005.
In 2005, the Company granted 500,000 restricted shares to one of its executives, such grant resulting in an expense of € 590 thousand recorded in Company’s income statement in 2005.
During 2003, 2004 and 2005, the Company did not enter into any other significant transactions with related parties.
In addition, other related party transactions involving certain subsidiaries of the Company are disclosed in the Notes to the Consolidated Financial Statements of the Company.
Note 14 — Legal proceedings
In 2000, Marc Lassus, a former chairman of the Company’s Board, was granted a loan of € 71.9 million by an indirect subsidiary of the Company to finance the exercise of stock options. In December 2001, Mr. Lassus ceased his positions with the Company. In the second quarter of 2002, the Company learned that Mr. Lassus had financial difficulties that would affect his ability to repay the loan and accordingly the indirect subsidiary recorded a provision in the amount of € 67.6 million taking into account an outstanding liability of USD 10,000 thousand (corresponding to € 8,392 thousand, € 7,335 and € 8,001 thousand as of December 31, 2005, 2004, 2003 respectively) relating to a severance payment and an amount of € 1,545 relating to employment payments, which are conditioned on reimbursement of the loan. In proceedings brought by the Company, in April 2004, an arbitral tribunal issued a final award in favor of the Company and its indirect subsidiary against Mr. Lassus in the amount of € 71.9 million, plus accrued interest and attorneys’ fees and costs. The Company has not forgiven the loan or released the arbitration award.
In the first quarter of 2006, the Sanctions Commission of the Autorité des Marchés Financiers (“AMF”) imposed upon the Company a fine of € 600 thousand. This sanction was in respect of the documents de référence filed by the Company in respect of the years 2000 and 2001. The Commission ruled that the Company had not communicated any misleading information with respect to its accounting results. The Company has decided to appeal this decision before the Paris Court of Appeal. The Company recorded a provision within “other current liabilities” in the amount of € 600 thousand in respect of this matter in the fourth quarter of 2005.
In addition to the legal action and claims mentioned above, the Company is subject to legal proceedings, claims and legal actions arising in the ordinary course of business. The Company’s management does not expect that the ultimate costs to resolve these other matters will have a material adverse effect on the Company’s financial position or results of operations.
Note 15 — Lease commitments
In 2003, as part of the restructuring program, the Company has decided to rationalize its head-office spaces and has recorded a provision amounting to € 1,676 thousand representing the penalty to be paid to the lessor for the anticipated cancellation of the lease.
The Company had no other significant lease commitment as at December 31, 2004 and 2005.

16

Gemplus International S.A.
Notes to the statutory financial statements as at December 31, 2005
Note 16 — Foreign currency derivatives contracts
As indicated in Note 2.6, the Company may use financial instruments to manage its foreign currency exposure incurred in the normal course of business. The derivative instruments are traded “over the counter” with major financial institutions. The Company does not enter into any derivative contracts for any purposes other than hedging. As at December 31, 2005, the Company did not have any outstanding derivative contracts.
Note 17 — Taxation
The Company is subject to the income tax regulations that generally apply to companies incorporated in Luxembourg.
Note 18 — Headcount reporting
The Company has employed three people full time during the year 2005.
During the year 2005, the Company recorded certain one-time benefits within “Staff costs” in an amount of € 1,406 thousand.
Note 19 — Events after the balance sheet date
On February 28, 2006, the Company’s shareholders approved a distribution of reserves (shares premium) of an amount of € 0,26 per shares, subject to the satisfaction of a condition precedent relating to the proposed combination with Axalto N.V. The total amount of the distribution would be approximately € 164,0 million, based on the number of shares currently outstanding.

17

Financial Statements 2005
MANAGEMENT DISCUSSION AND ANALYSIS
REPORT OF THE AUDITORS
CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
2005 was another year of substantial achievements for the Company. We strengthened our position, notably in higher-end wireless products and in the financial services segment. We also strongly improved our financial performance, for both gross and operating margin. At the same time, we undertook two important strategic moves. We acquired the Setec group, a leading company in electronic passports and security printing technologies. This acquisition strengthened in particular our position in the government identity sector. In addition, we announced a proposed merger between the Company and Axalto NV, a leading competitor, to create a world-class leader in digital security.
Our 2005 financial results reflect a very strong year of continuous improvement. Our revenue grew by 8.5% to € 938.9 million in 2005, compared to € 865.0 million in 2004. In addition, our gross margin improved by 1.7 percentages points to reach 33% in 2005, mainly driven by a favorable business mix in our Telecom and Identity and Security segments. We also achieved strong improvement in operating income, which delivered an above 7% operating margin. Our net income attributable to equity holders substantially improved to €89.9 million in 2005, compared to € 4.7 million in 2004.
The year 2005 confirmed our momentum in the sale of wireless products, despite ongoing price pressure. We increased our shipments of microprocessor cards by 34% in 2005, largely driven by increased sales in the Americas and Europe. The increase in our shipments of wireless products was also assisted by sales growth in developing countries, other than China. The demand for 3G wireless products continues to increase, and we maintained our leading position in this high-end segment. In our Telecommunications segment, we also recorded a rapid decrease in the net sales of our payphone cards sub-segment in 2005. We also launched the first multimedia SIM cards at the 3GSM Congress in February 2005, with the first commercial roll-out made by Orange in November 2005.
In 2005, we consolidated and improved our position in microprocessor payment cards. The Financial Services segment in 2005 was driven by further deployment in EMV (Europay MasterCard Visa), the new standard for payment cards. We played a key role in EMV deployment in 2005, with the first EMV cards delivered in Japan, China and Italy. In 2005 we also participated in the first deployment of contactless payment cards in the United States and Australia.
With the acquisition of Setec, and an increasing number of e-government initiatives, we achieved almost triple digit growth in our Identity and Security segment including electronic passports, identity cards, healthcare and car registration programs. For example, we are a supplier in a major identity project in the United Arab Emirates. We also delivered the first e-passports in Norway and Sweden.
Our operating income increased by 154% to € 66.8 million in 2005, compared to € 26.3 million in 2004, driven by the combination of improvements in Company performance. This growth was reflected in our operating margin, which reached 7.1% of net sales in 2005, compared to 3.0% of net sales in 2004.
We recorded net income attributable to equity holders of € 89.9 million in 2005, compared to € 4.7 million in 2004, mainly driven by the improvement in our operating income and the benefit from the recognition of deferred tax assets in the amount of € 26.9 million.
We generated net cash flow € 29.2 million in 2005, even after an outlay of € 63.4 million as part of the acquisition of Setec, compared to € 2.5 million of cash used in 2004. The improvement in our net cash flow benefited from the release of € 22.5 million from an escrow account in relation to the successful outcome of a legal action.

MANAGEMENT DISCUSSION AND ANALYSIS
Effect of Exchange Rates
We report our Consolidated Financial Statements in euros. Because we earn a significant portion of our revenues, and incur expenses, in countries where the euro is not the local currency, exchange rate fluctuations between the euro and other currencies can significantly affect our results of operations. These currencies are primarily the US dollar, the British pound, the Chinese yuan and the Japanese yen. In 2005, we earned 14% of our revenues in the United States, 12% in the United Kingdom, 5% in China and 5% in Japan. The following table sets forth information relating to the average exchange rates between the euro and the main currencies in which we record our revenues and expenses.
We seek to mitigate our exposure to currency fluctuations by matching currency of costs and revenue (“natural hedging”) and engaging in hedging transactions as we deem appropriate. We have hedged certain foreign currency positions for 2006. We cannot predict, however, all changes in currency, inflation or other factors that could affect our international business. We provide information on a currency-adjusted basis to help in the comparison of changes in our results of operations over time. We calculate the impact of currency variances by converting the figures from the current year in the local currencies using the applicable exchange rates of the previous year.
(yearly average, in euros, per unit of foreign currency)

Years ended December 31	2005	2004	2003
British pound	0.6851	0.6773	0.6887
Chinese yuan	10.2382	10.2936	9.2584
US dollar	1.2457	1.2412	1.1289
Japanese yen	137.2473	134.1150	130.5399
Effect of Acquisitions
In 2005 we acquired the Setec group, consisting of Setec Oy and its affiliates, which resulted in a substantial increase in the sales of our Identity and Security segment and contributed to a lesser extent to our other reporting segments (see Note 5 of our Consolidated Financial Statements). In order to assist in the analysis of our results of operations over time, we provide adjusted information to exclude the effects of the consolidation of Setec in our segment performance where indicated below.
Seasonality
During the year 2005, sales showed the seasonal fluctuation that we have usually observed towards the end of the year. We earned 28% of our net sales in the fourth quarter of 2005, the same level as the last quarter of 2004.
Results of Operations
Year ended December 31, 2005, compared to year ended December 31, 2004.
Net sales
The following table shows the breakdown of our net sales in 2005 and 2004 by reporting segment (our reporting segments are described in Note 33 of our Consolidated Financial Statements):
(in millions of euros)

Years ended December 31	2005	2004	% change	% change, adjusted (1)
Telecommunications	654.5	641.8	2%	1%
Financial Services	202.9	182.2	11%	5%
Identity and Security	81.5	41.0	99%	47%

Total net sales	938.9	865.0	9%	4%

(1)	Currency adjusted, and adjusted to exclude the effect of the consolidation of Setec.

The net sales of our Telecommunications segment improved slightly by 2% in 2005, compared to 2004. The growth of revenue in our Telecommunications segment was primarily driven by an 8% increase, 6% on a change adjusted basis, in sales of our wireless products, to € 600.4 million in 2005 from € 558.5 million in 2004. Our SIM card shipments rose by 34% to 342 million units in 2005, driven by strong growth in the Americas and Europe. Our marketing of the value that higher-end SIM cards can provide, helped promote a shift towards sales of these products, including products for use in 3G networks and advanced applications. As a result, our sales of these higher-end cards increased to 10% of our total shipments in 2005, from 6.0% of our total shipments in 2004. This shift helped to partially offset the continued price pressure we have been experiencing, which resulted in a 21% decline in our average selling price per unit for wireless products in 2005. Our net sales of other cards in our Telecommunications segment reduced significantly in 2005, mainly caused by the continuous volume decrease in our prepaid phone cards sub-segment in Latin America. Our Telecommunications segment represented 70% of our revenues in 2005, compared to 74% in 2004.
The net sales of our Financial Services segment increased by 11% in 2005, compared to 2004. The revenue of our Financial Services segment reflects strong growth in microprocessor payment cards, as well as incremental revenue from the acquisition of Setec. The net sales increase in this segment was driven by continued EMV migration, with substantial new programs in certain European countries and continued expansion of existing programs in Europe and Latin America. Sales of these products in the United Kingdom and Continental Europe continued to grow, although at a slower pace than in emerging countries. Shipments of microprocessor cards for payment applications increased by 36% in 2005 compared to 2004, reaching 70 million units, with an increase in revenue from these products by 25% in 2005 compared to 2004. In addition, we made our first shipments of EMV cards in China in the fourth quarter. Our Financial Services segment represented 22% of our revenues in 2005, compared to 21% in 2004.
Our acquisition of Setec made a significant contribution (50%) to revenue growth in our Identity and Security segment. The organic growth of net sales in our Identity and Security segment (47%) was driven by a substantial increase in government identity card projects, particularly in the United States, Asia and the Middle East and in corporate security programs mainly in the United States. Our Identity and Security segment represented 8% of our revenues in 2005, including Setec, compared to 5% in 2004.
We organize our operations into three geographic regions: EMEA (Europe, Middle East and Africa), Asia and the Americas.
The following table breaks down the net sales among our three regions:
(in millions of euros)

Years ended December 31	2005	2004	% change	% change, adjusted (1)
Europe, Middle East and Africa	491.0	443.1	11%	2%
Asia	172.7	194.3	(11%)	(13%)
Americas	275.2	227.6	21%	21%

Total net sales	938.9	865.0	9%	4%

(1)	Currency adjusted, and adjusted to exclude the effect of the consolidation of Setec.
The increase in revenue in the Americas was mainly driven by increased sales of wireless products in our Telecommunications segment. The revenue growth in EMEA was mainly due to the acquisition of Setec and the growth in sales of wireless products. Our Americas and EMEA regions represented 29% and 52% of our total revenue in 2005, compared to 26% and 51% in 2004, respectively. The revenue in our Asia region represented 19% of our revenue in 2005, compared to 23% in 2004. The revenue in our Asia region decreased by 11%, mainly due to decreased sales in our Telecommunications segment and, to a lesser extent, in our Financial Services segment in that region.

MANAGEMENT DISCUSSION AND ANALYSIS
Gross profit
We experienced further improvement in our gross profit in 2005, with a 15% increase, to € 309.9 million, compared to € 270.5 million in 2004. Our gross margin increased from 31.3% in 2004 to 33.0% in 2005. This increase in gross margin of 1.7 percentage points was mainly driven by an improved business mix (i.e., weighted towards higher-end products), substantial volume growth and lower chip purchasing prices. These improvements more than offset the strong price competition that we experienced in 2005. Our gross profit also benefited from other improvements in our cost structure.
The following table breaks down our gross profit among our reporting segments:

	2005		2004		% change
Years ended December 31	(in millions of euros) (% of net sales)		(in millions of euros) (% of net sales)		in gross profit
Telecommunications	241.4	36.9%	220.8	34.4%	9%
Financial Services	41.9	20.6%	37.7	20.7%	11%
Identity and Security	26.6	32.5%	12.0	29.4%	120%

Total gross profit	309.9	33.0%	270.5	31.3%	15%
The gross margin of our Telecommunications segment increased from 34.4% in 2004 to 36.9% in 2005. This increase resulted primarily from an improved business mix (i.e., weighted towards higher volumes in wireless products), higher volume of SIM cards shipped, and lower purchase prices for wireless chips. These improvements more than offset the continuing price competition and a chip quality problem that we experienced in 2005.
The gross margin of our Financial Services segment remained stable at 20.6% in 2005, compared to 20.7% in 2004. The gross margin in this segment benefited from higher volumes shipped in chip cards for payment applications, driven by further expansion in EMV programs in EMEA and Latin America. These improvements, however, were offset by a less favorable sales mix.
The gross margin of our Identity and Security segment increased to 32.5% in 2005, compared to 29.4% in 2004. The growth of gross margin in our Identity and Security segment was mainly driven by a favorable business mix, with significant growth on higher-end cards for government identity programs. As part of the acquisition of Setec, certain contractual customer relationships were recognized at fair value on the date of acquisition. Such assets are amortized on the basis of the revenue actually earned. Most of the revenue earned by Setec in 2005 resulted from contracts that existed on the acquisition date. As a result, the amortization of these assets substantially offset the gross margin earned by Setec in 2005.
Operating expenses
Our operating expenses totaled € 243.2 million in 2005, compared to € 244.2 million in 2004. The decrease in operating expenses occurred despite the overall growth in volumes shipped, the Setec acquisition, share-based compensation expense and the costs of Sarbanes-Oxley Act compliance. Our operating expenses in 2005 benefited from a reversal of restructuring provisions in the amount of € 3.2 million, compared to a net restructuring expense of € 8.4 million in 2004. In addition, we had no goodwill amortization or impairment in 2005, compared to € 7.7 million in goodwill amortization in 2004. Accordingly, operating expenses represented 25.9% of sales in 2005, compared to 28.2% in 2004.
Our research and development expenses remained stable at € 63.2 million in 2005, compared to at € 63.9 million in 2004, and represented 6.6% of our net sales in 2005, compared to 7.2% in 2004. Our selling and marketing expenses increased by 14% to € 116.1 million in 2005, compared to € 101.5 million in 2004, mainly due to the overall growth of our business and the consolidation of Setec. The weight of selling and marketing expenses as a percentage of net sales increased to 12.4% in 2005, compared to 11.7% in 2004.
Our general and administrative expenses increased by 6% to € 68.0 million in 2005, from € 63.9 million in 2004. These expenses represented 7.2% of our net sales in 2005, compared to 7.4% in 2004. Our general and administrative expenses benefited from the reversal of a € 5.2 million provision for a legal action established in 2003. The increase of our general and administrative expenses was mainly driven by share-based compensation expenses following the adoption of IFRS 2 “Share Based Payments”, the cost of the Sarbanes-Oxley Act compliance and the consolidation of Setec.

In 2005, we recorded a release of unused restructuring provisions amounting to € 3.2 million, mainly related to our third restructuring plan, compared to a total pre-tax net restructuring charge of € 8.4 million in 2004.
In accordance with the provisions of IFRS 3 “Business Combinations”, IAS 36 “Impairment of Assets” and IAS 38 “Intangible Assets” adopted as of January 1, 2005, we discontinued amortization of goodwill. In 2005 we tested our goodwill for impairment, which resulted in no impairment charge. Goodwill amortization and impairment amounted to € 7.7 million in 2004.
The following table breaks down our operating expenses among our reporting segments:

	2005		2004		% change in
Years ended December 31	(in millions of euros) (% of sales)		(in millions of euros) (% of sales)		operating expenses
Telecommunications	158.7	24.2%	149.0	23.2%	6%
Financial Services	43.2	21.3%	63.9	35.1%	(32%)
Identity and Security	41.3	50.7%	31.3	76.3%	32%
Total operating expenses	243.2	25.9%	244.2	28.2%	0%
The operating expenses of our Telecommunications segment increased by 6% to € 158.7 million in 2005, compared to € 149.0 million in 2004. This increase was mainly driven by additional selling and marketing expenses in 2005, compared to 2004, and the consolidation of Setec.
The operating expenses of our Financial Services segment were reduced by 32% to € 43.2 million in 2005, compared to € 63.9 million in 2004. This decrease was mainly driven by lower restructuring expenses and no further goodwill amortization, compared to 2004. General and administrative expenses reduced in 2005, compared to 2004, mainly due to the reversal of a € 5.2 million provision for a legal action made in 2003.
Operating expenses in our Identity and Security segment increased by 32% to € 41.3 million in 2005, compared to € 31.3 million in 2004. This increase was mainly caused by the consolidation of Setec, and was partly offset by the discontinuation of goodwill amortization in 2005. These increases in operating expenses included additional selling and marketing expenses associated with the growth of our sales.
Operating income
In 2005, we significantly improved our operating income, which more than doubled to € 66.8 million, compared to € 26.3 million in 2004. Our operating margin improved to 7.1% of our 2005 total net sales, compared to 3.0% of our 2004 total net sales. This increase in our operating income of € 40.4 million in 2005, compared to 2004, reflects the overall growth in our business, the substantial progress in our gross margin, and a decrease in our operating expenses driven by lower restructuring costs and no further goodwill amortization.
The following table breaks down our operating income among our reporting segments:
(in millions of euros)

Years ended December 31	2005	2004	Change in operating income
Telecommunications	82.9	71.8	11.1
Financial Services	(1.3)	(26.3)	25.0
Identity and Security	(14.8)	(19.2)	4.4

Total operating income	66.8	26.3	40.4
The operating income in our Telecommunications segment increased by € 11.1 million to € 82.9 million in 2005, compared to € 71.8 million in 2004. This increase was mainly due to improved gross margin that we recorded for sales of our wireless products, and was partly offset by increased operating expenses.

MANAGEMENT DISCUSSION AND ANALYSIS
The operating loss in our Financial Services segment decreased by € 25.0 million to € 1.3 million in 2005, compared to € 26.3 million in 2004. Our Financial Services segment significantly improved its performance due to strong growth in microprocessor payment cards, additional savings in operating expenses, and the reversal of a € 5.2 million provision for a legal action.
The operating loss of our Identity and Security segment reduced by € 4.4 million to € 14.8 million in 2005, compared to € 19.2 million in 2004.
Financial income (expense), net
Our financial income (expense), net, increased to € 7.7 million in 2005, compared to € 5.7 million in 2004. Interest income on short-term investments increased to € 7.6 million in 2005, compared to € 7.4 million in 2004, due to a higher average effective rate of return.
Share of profit (loss) of associates
In 2005, share of loss of associates amounted to € 0.5 million compared to € 6.0 million in 2004. This decrease is due to the absence of impairment in 2005 and the impact of adopting IFRS 3, starting January 1, 2005. According to the provisions of IFRS 3, we discontinued the amortization of goodwill that amounted to € 3.5 million in 2004. In 2005, we also recorded a gain on disposal amounting to € 0.8 million.
Other non-operating income (loss), net
In 2005, we recorded a net non-operating loss of € 2.3 million compared to € 6.8 million in 2004. This loss included foreign exchange losses amounted to € 4.3 million in 2005, compared to € 5.9 in 2004, change in valuation allowance of available-for-sale financial assets amounted to a € 2.8 million loss, compared to € 0.9 million loss in 2004, and a gain on disposal of available-for-sale financial assets amounted to € 4.8 million in 2005, compared to zero in 2004. In 2004, an inactive company in which we were a shareholder was the target of a reverse take-over and was subsequently listed on a US regulated market. In 2005, we took advantage of the listing to sell this investment.
Income tax benefit (expense)
We recorded an income tax benefit of € 19.8 million in 2005, which reflected a credit of € 26.9 million resulting primarily from the recognition of previously unrecognized deferred tax assets. Our 2005 profitability, for the second year in a row, led to the reassessment of the probability of the future use of these tax assets within a reasonable time frame, mainly in France and Germany. In 2004, we recorded an income tax expense of € 13.0 million, which included € 3.0 million relating to the discounting of a receivable resulting from a carry back of tax losses in France, € 1.6 million of additional provision for tax risk and a partial write-down of deferred tax assets.
Net income
We significantly improved our net income to € 91.4 million in 2005, compared to € 6.3 million in 2004. This corresponds to a diluted net income per share attributable to equity holders of € 0.14, compared to € 0.01 in 2004.
Liquidity and Capital Resources
Our financial position remained strong during the year 2005. Cash and cash equivalents were € 418.4 million at December 31, 2005, compared to € 388.4 million at December 31, 2004.
Operating activities generated € 121.4 million of cash in 2005, compared to € 27.0 million in 2004. The cash generated by our operating activities in 2004 was affected by a cash outlay of € 34.9 million related to a tax assessment in France and by the settlement of € 22.0 million in an escrow account in relation to a legal action, which was released upon a successful outcome in 2005. The cash generated by our operating activities in 2005 was also affected by the payment of € 15.8 million in connection with our restructuring programs, compared to € 18.3 million in 2004.

Net cash used in investing activities during the year 2005 was € 83.8 million, including a € 63.4 million net outflow related to the acquisition of Setec, compared to € 26.1 million used in the year 2004. In 2005, we used € 25.1 million for our capital expenditures, compared to € 22.9 million in 2004.
Financing activities used € 8.3 million of cash during the year 2005, compared to € 3.4 million cash used in the year 2004.
On February 28, 2006, the Company’s shareholders approved a distribution of reserves (share premium) of an amount of € 0.26 per share, subject to the satisfaction of a condition precedent relating to the completion of the proposed combination with Axalto N.V. The total amount of the distribution would be approximately € 164.0 million, based on the number of shares currently outstanding, and would equal approximately € 185.0 million on a fully diluted basis.
We believe that our existing cash resources and our anticipated cash flow from operations are sufficient to provide for our foreseeable liquidity needs within the next two years.
Outlook
We continue to see strong momentum in our core businesses, and will maintain our focus on cost efficiency.
We expect our Financial Services and Identity and Security segments to become profitable in 2006.
We are also confident in our ability to further improve our operating income in 2006, particularly following the seasonal improvement usually observed in the second half of the year. In addition, we are working towards achieving an operating margin of 10% in 2007.
In December 2005, we announced a proposed combination between the Company and Axalto NV, a leading competitor, which would create a world-class leader in digital security. The proposed combination was approved by Axalto’s and the Company’s shareholders respectively on January 31, 2006 and February 28, 2006, and is subject to antitrust and other regulatory approvals.
Critical Accounting Estimates and Policies
The annual Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU.
We consider our critical accounting policies to be those that: (1) involve significant judgments and uncertainties; (2) require estimates that are more difficult for management to determine; and (3) have the potential to result in materially different outcomes under varying assumptions and conditions. On an ongoing basis, the Company evaluates its estimates which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The Company believes that the following represent critical accounting policies of the Company that require significant management judgments and estimates. For a summary of the Company’s significant accounting policies, including the critical accounting policies discussed below, see Note 2 of the Consolidated Financial Statements.
Revenue recognition
Revenues from product sales are recorded upon transfer of title and risk of loss provided that no significant obligations of the Company remain and collection of the resulting receivable is probable. The Company records deferred revenue for cards that are invoiced to customers but not shipped because they require customization by the Company. Procedures exist which are regularly reviewed to ensure that the policies are consistently applied throughout our subsidiaries worldwide.

MANAGEMENT DISCUSSION AND ANALYSIS
Impairment of goodwill and other long-lived assets
Goodwill is reviewed for impairment based on expectations of future cash flows, which by definition are uncertain, at each balance sheet date, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment losses on goodwill are not reversed. Future cash flows are computed based on the revenue estimates for the next five years, and include a terminal value assumption. Whenever possible, forecast and long range planning data approved by management are used in those computations. Future cash flows are discounted using the cost of capital of the Company at the time of the acquisition to which the goodwill is related. We also consider significant underperformance relative to expected historical or projected future operating results, significant change in the manner we use the acquired assets or the strategy for our overall business, and significant negative industry or economic trends. We believe that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions, such as a drastic decline in consumer demand, could negatively affect the valuations of goodwill.
Other long-lived assets that are subject to amortization and depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.
Inventory
Our industry is highly competitive and influenced by rapid technological change, frequent new product development, changes in demand, product pricing pressure and rapid product obsolescence. We regularly review inventory quantities on hand for excess inventory, obsolescence and declines in market value below cost and record an allowance against the inventory balance for such declines. These reviews are primarily based on management’s estimated forecast of future product demand and production requirements. Possible changes in these estimates could result in revisions to the valuation of inventory. Inventories are carried at the lower of cost or market, with cost being determined using the first-in, first-out (FIFO) method. Cost elements included in inventories are raw materials, labor and manufacturing overhead, excluding the impact of low activity, if any. A significant component of the cost of production relates to the acquisition of microprocessor chips. Our provision for microprocessor chips inventory is determined based on the anticipated net realizable value of finished products which includes cost of production, raw materials, labor and manufacturing overheads.
Research and development
Our results of operations depend on the continued successful development and marketing of new and innovative products and services. The development of new products and services requires significant capital investments by our businesses and the success of these products depends on their acceptance by customers and business associates. Further, the Company’s businesses are characterized by rapid technological changes and corresponding shifts in customer demand, resulting in unpredictable product transitions, shortened life cycles and increasing emphasis on being first to market new products and services.
There can be no assurance that we will successfully introduce new products and services, that these products and services will be accepted by customers, or that our businesses will recoup or realize a return on their capital investments. We capitalize certain development costs when it is probable that a development project will be a success and once technological feasibility is established, otherwise such costs are recognized as an expense when incurred. These costs are capitalized through the time the product under development is produced and future profitability is demonstrated. These costs are then amortized over their expected useful lives which, due to the constant development of new technologies, does not exceed three years. During the development stage, management must exercise judgment in determining technological feasibility and future profitability of these projects as well as their expected useful lives. Should a product fail to substantiate its estimated feasibility or life cycle, we may be required to write off excess development costs in future periods.

In addition, from time to time, we may experience difficulties or delays in the development, production or marketing of new products and services. Consequently, we continually evaluate the recoverability of capitalized costs and make write-downs when necessary.
Income taxes
We estimate our income tax liability in each jurisdiction in which we do business. This requires that we estimate our actual current tax expense and evaluate temporary differences relating to items which are treated differently for tax and accounting purposes. These differences result in potential deferred tax assets and liabilities. Before we recognize a potential deferred tax asset, we must determine that it is more likely than not that the asset will be recovered from future taxable income within a reasonable time frame. The recognition of deferred tax assets is based on our estimates of taxable income by country.
Significant management judgment is required in determining our provision for income taxes and our recognized deferred tax assets and liabilities.
Hedge accounting
We enter into derivative transactions principally to minimize risks in relation to foreign currency transactions.
We account for derivative financial instruments in accordance with IAS 39. This requires that derivatives are initially recognized at fair value on the date the derivative contract is entered into and subsequently measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated and qualifies as a hedging instrument for accounting purposes and, if so, on the nature of the item being hedged. We make significant estimates when calculating the fair value of our derivative instruments and when identifying the amount and timing of the items being hedged.
Fair value of the forward exchange contracts at inception is zero. Fair value during the life and at expiration of the forward contract is calculated according to the following parameters communicated by the Company’s banks or official financial information providers: (i) spot foreign exchange rate at the date the valuation is performed; (ii) interest rate differential between the two currencies; (iii) time to expiration; and (iv) notional amount of the contract. Fair value is then obtained by discounting, for the remaining maturity, the difference between the contract rate and the market forward rate multiplied by the nominal amount.
Fair value of the option contracts at inception equals the option premiums. Option contracts are marked-to-market during their life and at expiration using standard option pricing method (such as Black & Scholes option pricing model), based on market parameters obtained from official financial information providers or the Company’s banks, and using the following variables:
(i) spot foreign exchange rate; (ii) option strike price; (iii) volatility; (iv) risk-free interest rate; and (v) expiration date of the option.
Large shifts in the market conditions above could lead to significant changes in the fair value of our financial instruments which could result in material movements in the Consolidated Financial Statements.
Changes in accounting rules could affect our reported results
The International Accounting Standards Board regularly revises current International Financial Reporting Standards with a view to increasing international harmonization of accounting rules. This process of amendment and convergence of worldwide accounting rules could result in significant amendments to the existing rules. It is not possible to predict the impact on our reported results of any such rule changes which may be made in the future, or whether such rule changes would be retrospective, potentially requiring us to restate past reported results.

REPORT OF THE AUDITORS
To the Shareholders and Board of Directors of Gemplus International SA
We have audited the accompanying consolidated balance sheet of Gemplus International SA and its subsidiaries (the ‘Group’) as of December 31, 2005 and the related consolidated statement of income, cash flows and changes in shareholders’ equity for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU.
PricewaterhouseCoopers
Luxemburg, Grand Duchy of Luxemburg
March 6, 2006

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Income

(in thousands of euros, except shares and per share amounts)
Years ended December 31	Notes	2005	2004	2003
Net sales	(26)	938,875	865,034	749,203
Cost of sales		(628,967)	(594,533)	(541,947)

Gross profit		309,908	270,501	207,256

Research and development expenses	(13)	(62,269)	(62,592)	(69,223)
Selling and marketing expenses		(116,088)	(101,493)	(100,181)
General and administrative expenses		(67,983)	(63,895)	(77,317)
Restructuring reversals (expenses)	(22)	3,235	(8,384)	(61,973)
Other operating income (expense), net		(48)	(101)	703
Goodwill amortization and impairment	(12)	—	(7,718)	(33,051)

Operating income (loss)		66,755	26,318	(133,786)

Financial income (expense), net	(28)	7,659	5,653	8,204
Share of profit (loss) of associates	(15)	(531)	(5,970)	(7,561)
Other non-operating income (expense), net	(29)	(2,301)	(6,757)	(11,139)

Income (loss) before taxes		71,582	19,244	(144,282)

Income tax benefit (expense)	(30)	19,816	(12,953)	(14,673)

NET INCOME (LOSS)		91,398	6,291	(158,955)

Attributable to:
Equity holders of the Company		89,890	4,674	(161,107)
Minority interest		1,508	1,617	2,152

Net income (loss) per share attributable to equity holders of the Company (in euros)
Basic	(32)	0.15	0.01	(0.27)
Diluted	(32)	0.14	0.01	(0.27)

Shares used in net income (loss) per share calculation:
Basic		618,337,539	606,672,060	605,658,965
Diluted		634,794,569	619,022,472	605,658,965

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets

	(in thousands of euros)
December 31	Notes	2005	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	(6)	418,365	388,430	390,684
Trade accounts receivable, net	(7)	183,022	148,512	154,727
Inventory, net	(8)	107,673	115,610	98,673
Derivative financial instruments	(9)	4,187	33,387	16,426
Other current receivables	(10)	82,128	66,160	66,249

Total current assets		795,375	752,099	726,759

Non-current assets:
Property, plant and equipment, net	(11)	158,284	148,916	175,706
Goodwill, net	(12)	90,826	28,197	37,727
Deferred development costs, net	(13)	21,227	19,222	17,916
Other intangible assets, net	(14)	23,600	8,965	16,157
Deferred income tax assets	(30)	32,788	6,264	31,860
Investments in associates	(15)	16,309	12,864	19,216
Available-for-sale financial assets, net	(16)	2,469	4,752	647
Other non-current receivables, net	(17)	40,846	43,900	27,251

Total non-current assets		386,349	273,080	326,480

TOTAL ASSETS		1,181,724	1,025,179	1,053,239
LIABILITIES
Current liabilities:
Accounts payable		106,085	94,025	95,582
Derivative financial instruments	(9)	2,592	—	—
Salaries, wages and related items		62,641	55,199	42,742
Current portion of provisions and other liabilities	(18)	73,434	50,217	78,090
Current income tax liabilities	(30)	5,228	6,581	1,903
Other current tax liabilities		20,821	19,127	12,770
Current obligations under finance leases	(19)	5,539	6,005	5,928

Total current liabilities		276,340	231,154	237,015

Non-current liabilities:
Non-current obligations under finance leases	(19)	26,425	33,663	38,893
Non-current portion of provisions	(20)	23,482	25,696	57,082
Other non-current liabilities	(20)	13,417	13,353	13,164
Deferred income tax liabilities	(30)	4,354	—	—

Total non-current liabilities		67,678	72,712	109,139

Shareholders’ equity:
Ordinary shares no legal par value, 1,889,466,226 shares authorized, 630,880,979, 608,482,253, and 607,312,796 shares issued at December 31 , 2005, 2004 and 2003 respectively	(23)	133,466	128,643	127,889
Additional paid-in capital		1,063,145	1,031,558	1,028,849
Retained earnings		(365,940)	(459,560)	(464,221)
Other comprehensive income	(25)	(4,407)	11,956	4,570
Less, cost of treasury shares	(23)	(1,395)	(1,985)	(2,075)

Equity attributable to equity holders of the Company		824,869	710,612	695,012
Minority interest		12,837	10,701	12,073
Total shareholders’ equity		837,706	721,313	707,085
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,181,724	1,025,179	1,053,239

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	(in thousands of euros)
Years ended December 31	Notes	2005	2004	2003
Cash flows from operating activities:
Net income (loss)		91,398	6,291	(158,955)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation, amortization and impairment	(36)	41,369	56,691	95,071
Changes in non-current portion of provisions and other liabilities, excluding restructuring	(20)	(3,367)	(32,930)	4,228
Deferred income taxes (benefit) expense	(30)	(26,851)	3,661	8,644
(Gain)/loss on sale and disposal of assets		(4,612)	2,582	2,005
Share of (profit) loss of associates	(15)	571	5,970	9,098
Share-based compensation	(23)	4,320	—	—
Other, net		(3,651)	(2,700)	10,840
Changes in operating assets and liabilities:
Trade accounts receivable and related current liabilities	(36)	(12,133)	(2,962)	(12,292)
Trade accounts payable and related current assets	(36)	822	20,774	32,485
Inventories	(36)	22,661	(19,466)	(9,189)
Value-added and income taxes	(36)	(1,021)	21,288	6,674
Salaries, wages and other	(36)	4,429	14,161	3,306
Restricted cash	(17)	23,277	(28,018)	—
Restructuring reserve payable	(22)	(15,847)	(18,307)	(2,027)

Net cash (used for) from operating activities		121,365	27,035	(10,112)

Cash flows from investing activities:
(Purchase)/Sale of activities net of cash (acquired)/disposed	(5.2)	(63,457)	(2,898)	114
Other investments		(1,674)	(2,982)	(931)
Purchase of property, plant and equipment	(11)	(25,078)	(22,888)	(15,237)
Purchase of other assets		(2,693)	(1,725)	(1,406)
Proceeds from sale of property and non-current assets		7,025	1,300	—
Change in non-trade accounts payable and other		2,074	3,064	780

Net cash used for investing activities		(83,803)	(26,129)	(16,680)

Cash flows from financing activities:
Proceeds from exercise of stock options		2,790	1,479	173
Payments on borrowings		(1,231)	—	—
Proceeds from sale-leaseback operations		—	956	2,142
Principal payments on obligations under finance leases	(19)	(5,938)	(5,827)	(5,973)
Increase (decrease) in bank overdrafts		(2,657)	1,660	(51)
Dividends paid by subsidiaries to minority shareholders		(1,307)	(1,724)	(2,627)
Change in non trade accounts payable on financing activities		19	—	—
Change in treasury shares		—	90	—

Net cash (used for) from financing activities		(8,324)	(3,366)	(6,336)

Effect of exchange rate changes on cash		697	207	6,586
Net increase (decrease) in cash and cash equivalents		29,238	(2,461)	(33,128)
Cash and cash equivalents, beginning of the year	(6)	388,430	390,684	417,226

Cash and cash equivalents, end of the year	(6)	418,365	388,430	390,684

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Changes in Shareholders’ Equity

(in thousands of euros, except number of shares)
			Attributable to equity holders of the Company
			Retained earnings
										Total
				Additional		Net	Other			share
		Number	Share	paid — in	Prior	income	comprehensive	Treasury	Minority	holders’
	Notes	of shares	value	capital	years	(loss)	income	shares	interest	equity

Balance at December 31, 2002		637,859,088	127,644	1,028,920	110,533	(320,891)	8,571	(94,326)	15,167	875,618

Cumulative translation adjustment		—	—	—	—	—	(8,333)	—	(2,619)	(10,952)
Net unrealized gain (loss) on hedging instruments qualifying as effective		—	—	—	—	—	4,332	—	—	4,332
Net income (loss) recognized directly in equity under other comprehensive income	(25)	—	—	—	—	—	(4,001)	—	(2,619)	(6,620)
Net loss		—	—	—	—	(161,107)	—	—	2,152	(158,955)
Dividend paid to minority interest		—	—	—	—	—			(2,627)	(2,627)
Allocation of prior year loss		—	—	—	(320,891)	320,891	—	—	—	—
Shares issued by Gemplus SA pursuant to share options exercised to be contributed	(23)	17,550	—	15	—	—	—	—	—	15
Contribution of Gemplus SA shares to Gemplus International SA	(23)	—	207	(207)	—	—	—	—	—	—
Shares issued by Gemplus International SA pursuant to share options exercised	(23)	179,837	38	121	—	—	—	—	—	159
Cancellation of 30,743,679 treasury shares	(3)	(30,743,679)	—	—	(92,756)	—	—	92,756	—	—
Purchase of 487,957 treasury shares	(3)	—	—	—	—	—	—	(505)	—	(505)

Balance at December 31, 2003		607,312,796	127,889	1,028,849	(303,114)	(161,107)	4,570	(2,075)	12,073	707,085

Cumulative translation adjustment		—	—	—	—	—	(9,951)	—	(1,265)	(11,216)
Net unrealized gain (loss) on hedging instruments qualifying as effective		—	—	—	—	—	17,337	—	—	17,337
Net income (loss) recognized directly in equity under other comprehensive income	(25)	—	—	—	—	—	7,386	—	(1,265)	6,121
Net income		—	—	—	—	4,674	—	—	1,617	6,291
Dividend paid to minority interest		—	—	—	—	—	—	—	(1,724)	(1,724)
Allocation of prior year loss		—	—	—	(161,107)	161,107	—	—	—	—
Shares issued by Gemplus SA pursuant to share options exercised to be contributed	(23)	901,250	—	1,151	—	—	—	—	—	1,151
Contribution of Gemplus SA shares to Gemplus International SA	(23)	—	697	(697)	—	—	—	—		—
Shares issued by Gemplus International SA pursuant to share options exercised	(23)	268,207	57	271	—	—	—	—	—	328
Sale of 28,664 treasury shares		—	—	—	(13)	—	—	90	—	77
Minority shareholders’ contribution not resulting in a change of subsidiary ownership		—	—	1,984	—	—	—	—	—	1,984

Balance at December 31, 2004		608,482,253	128,643	1,031,558	(464,234)	4,674	11,956	(1,985)	10,701	721,313

Cumulative translation adjustment		—	—	—	—	—	13,127	—	1,448	14,575
Net unrealized gain (loss) on hedging instruments qualifying as effective		—	—	—	—	—	(29,490)	—	—	(29,490)
Net income (loss) recognized directly in equity under comprehensive income	(25)	—	—	—	—	—	(16,363)	—	1,448	(14,915)
Net income		—	—	—	—	89,890	—	—	1,508	91,398
Impact of adopting IFRS 2 — “Share-based Payment” as of January 1, 2005	(2.4)	—	—	—	—	—	—	—	—	—
Share-based payments, value of employee services	(2.4)	—	—	—	4,320	—	—	—	—	4,320
Transfer of 500,000 treasury shares	(23)	—	—	—	(590)	—	—	590	—	—
Dividend paid to minority interest		—	—	—	—	—	—	—	(1,090)	(1,090)
Allocation of prior year income		—	—	—	4,674	(4,674)	—	—	—	—
Acquisition of Setec	(5.2-23)	19,000,000	4,022	29,666	—	—	—	—	270	33,958
Shares issued by Gemplus SA pursuant to share options exercised to be contributed	(23)	328,150	—	464	—	—	—	—	—	464
Contribution of Gemplus SA shares to Gemplus International SA	(23)	—	414	(414)	—	—	—	—	—	—
Shares issued by Gemplus International SA pursuant to share options exercised	(23)	1,830,376	387	1,871	—	—	—	—	—	2,258

Balance at December 31, 2005		629,640,779	133,466	1,063,145	(455,830)	89,890	(4,407)	(1,395)	12,837	837,706

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements
1. THE COMPANY
Gemplus International SA, including its consolidated subsidiaries (the “Company”), is a leading provider of enabling technology products and services for secure wireless communications and transactions.
The Company designs, develops, manufactures and markets microprocessor solutions and non-chip-based products for customers in the Telecommunications, Financial Services, Identity and Security industries.
The Company is incorporated in the Grand Duchy of Luxemburg.
The Company’s ordinary shares of common stock are listed on the Euronext Paris Market and in the form of American Depositary Shares on the Nasdaq National Market.
These Consolidated Financial Statements have been approved by the Board of Directors on March 3, 2006.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
2.1 Basis of presentation
The annual Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. The adoption of IFRS, as formulated by the International Accounting Standards Board, would have no impact on the Company’s consolidated financial statements.
The Consolidated Financial Statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, as well as financial assets and liabilities (derivative instruments) measured at fair value.
A reconciliation of net income and shareholders’ equity between IFRS and the accounting principles generally accepted in the United States (US GAAP) is included in Note 40.
The preparation of Consolidated Financial Statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment when applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or the areas where assumptions and estimates are significant to the Consolidated Financial Statements, are disclosed in the notes below.
2.2 Principles of consolidation
(a) Subsidiaries
Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.
The Company uses the purchase method of accounting to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

CONSOLIDATED FINANCIAL STATEMENTS
Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated.
Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.
(b) Associates
Associates are all entities over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost.
The Company’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition (see Note 15).
The Company’s share of its associates’ post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.
Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.
2.3 Foreign currency
(a) Functional and presentation currency
Items included in the Consolidated Financial Statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The Consolidated Financial Statements are presented in euros.
(b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. The exchange rates prevailing at the dates of the transactions are approximated by a single rate per currency for each month (unless these rates are not reasonable approximations of the cumulative effect of the rates prevailing on the transaction dates). Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity within “Other comprehensive income” as qualifying cash flow hedges and qualifying net investment hedges.
Translation differences on non-monetary financial assets, such as equities classified as available-for-sale, are included in “Other comprehensive income” within shareholders’ equity until the financial asset is derecognized, when such amounts are recognized in the Consolidated Income Statement.
(c) Group companies
None of the Company’s entities has the functional currency of a hyperinflation economy.
The results and financial position of all the Company entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
(ii) income and expenses for each income statement are translated at a monthly average exchange rate (unless this rate is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognized as a separate component of shareholders’ equity within “Other comprehensive income”.
On consolidation, exchange differences arising from the translation of the net investment in foreign operations including monetary items that form part of the reporting entity’s net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, exchange differences that were recorded in equity in other comprehensive income are recognized in the income statement as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.
2.4 Change in accounting policies
Interpretations and amendments to published standards effective in 2005
The following amendments and interpretations to standards are mandatory for the Company’s accounting periods beginning on or after September 1, 2004:
• SIC 12 (Amendment), Consolidation — Special purpose entities (effective from January 1, 2005); and

• IAS 39 (Amendment), Transition and Initial recognition of Financial Assets and Financial Liabilities(effective from January 1, 2005)

SIC 12 (Amendment), was adopted, as well as IAS 39 (Amendment) as part of the adoption of IAS 39 (Revised), and had no material effect on the Company’s policies.
Standards effective in 2005 and early application of standards amendments
In 2005, the Company adopted the IFRS below, which are relevant to its operations. The 2004 and 2003 Consolidated Financial Statements have been amended in accordance with the relevant requirements.
IAS 32 (revised 2003) Financial instruments: Disclosure and Presentation
IAS 36 (revised 2004) Impairment of Assets
IAS 38 (revised 2004) Intangible Assets
IAS 39 (revised 2004) Financial instruments: Recognition and Measurement
IAS 39 — Amendment: Cashflow Hedge accounting of forecast intragroup transactions
IFRS 2 (issued 2004) Share-based Payment
IFRS 3 (issued 2004) Business Combinations
IFRS 5 (issued 2004) Non-current assets held for sale and discontinued operations
IFRS 2 (issued 2004) “Share-based Payment”
The adoption of IFRS 2 has resulted in a change in the accounting policy for share-based payments. Until December 31, 2004, the provision of share options to employees did not result in a charge to the income statement. Subsequent to that date, the Company charges the cost of share options to the income statement (see Note 2.22 c).
The adoption of IFRS 2 has been performed in accordance with the following transitional provisions:
-	The Company has applied this standard to share options granted after November 7, 2002, and not yet vested at January 1, 2005;

-	For all grants of share options to which this standard has not been applied (e.g. granted on or before November 7, 2002), information required by the standard has been disclosed in Note 24.

CONSOLIDATED FINANCIAL STATEMENTS
The adoption of IFRS 2 resulted in the following:

(in thousands of euros except for per share amounts)
	Retained earnings
	stock based
	compensation
	reserve	Prior years	Net income

Balance at December 31, 2004	—	—	—
Impact of first adoption of IFRS 2 at January 1, 2005	4,513	(4,513)	—

Stock based compensation expense for the year ended December 31, 2005
Cost of sales			(807)
Research and development expenses			(320)
Selling and marketing expenses			(1,526)
General and administrative expenses			(1,667)

Total impact on net income	4,320	—	(4,320)

Balance at December 31, 2005	8,833	(4,513)	(4,320)

Impact on basic earnings per share (in euros)			(0.01)
Impact on diluted earnings per share (in euros)			(0.01)

Additional details on the application of IFRS 2 are provided in Note 24.
IFRS 3 (issued 2004), IAS 36 (revised 2004) and IAS 38 (revised 2004)
The adoption of IFRS 3, IAS 36 (revised 2004) and IAS 38 (revised 2004) resulted in a change in the accounting policy for goodwill. Until December 31, 2004, goodwill was:
-	Amortized on a straight-line basis over a period ranging from five to twenty years; and

-	Assessed for an indication of impairment at least at each balance sheet date.
In accordance with the provisions of IFRS 3 “Business Combinations”, adopted as of January 1, 2005:
-	The Company discontinued amortization of goodwill from January 1, 2005:

-	Accumulated amortization as of January 1, 2005, has been eliminated with a corresponding decrease in the cost of goodwill; and

-	From the year ended December 31, 2005, onwards, goodwill is tested annually for impairment, as well as when there are indications of impairment, i.e. whenever events or changes in circumstances indicate that the carrying value may not be recoverable.
The Company has reassessed the useful lives of its intangible assets in accordance with the provisions of IAS 38. No adjustment resulted from this reassessment.
The table below shows the impact on the Consolidated Income Statement if IFRS 3 (issued 2004), IAS 36 (revised 2004) and IAS 38 (revised 2004) had been applied for the financial years ended December 31, 2004 and 2003:

(in thousands of euros, except for per share amounts)
Years ended December 31	2004	2003

Decrease in goodwill amortization expense	7,718	7,947
Decrease in share of loss of associates	2,810	2,828
Increase in net income attributable to equity holders of the Company	10,528	10,775
Increase in basic earnings per share (in euros)	0.02	0.02
Increase in diluted earnings per share (in euros)	0.02	0.02

Standards, interpretations and amendments to published standards that are not yet effective
Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after January 1, 2006 or later periods but which the Company has not early adopted, as follows:
• IAS 19 (Amendment), Employee Benefits (effective from January 1, 2006). This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It also adds new disclosure requirements. The Company will consider applying this amendment from annual periods beginning January 1, 2006.
• IAS 39 (Amendment), The Fair Value Option (effective from January 1, 2006). This amendment provides options that the Company has decided not to apply. Therefore, the Company has concluded that this amendment is not relevant to the Company.
• IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts (effective from January 1, 2006). This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value, and subsequently measured at the higher of (a) the unamortized balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. Management considered this amendment to IAS 39 and concluded that it should not have a significant impact on the accounting policies of the Company.
• IFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to IAS 1, Presentation of Financial Statements — Capital Disclosures (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The Company assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Company will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.
• IFRIC 4, Determining whether an Arrangement contains a Lease (effective from January 1, 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management is currently assessing the impact of IFRIC 4, and believes that it should not have a significant impact on the Company’s operations.
• IFRIC 6, Liabilities arising from Participating in a Specific Market-Waste Electrical and Electronic Equipment (effective from December 1, 2005). Management is currently assessing the impact of IFRIC 6, and believes that it should not have a significant impact on the Company’s operations.
2.5 Revenue recognition
Revenue comprises the fair value for the sale of goods and services, net of value-added tax, rebates and discounts and after eliminating sales within the Company. The Company retained the following definition of revenue components:
(a) Sales of goods
Revenues from product sales are recorded upon transfer of title and risk of loss provided that no significant obligations of the Company remain and collection of the resulting receivable is probable. The Company records deferred revenue for cards that are invoiced to customers but not shipped because they require customization by the Company. Revenue on sales with resellers and distributors is recognized only when there is no right of return and collection of the receivable is probable.
(b) Sales of services
The Company also provides system design and integration services. Revenues are recognized by reference to the stage of completion at the balance sheet date, provided that the outcome of the contracts can be estimated reliably. The Company determines the percentage of completion based on costs incurred to date over total estimated costs, which are mainly labor costs. When the outcome of the contracts cannot be measured reliably, revenue and costs are deferred until the termination of the agreement.

CONSOLIDATED FINANCIAL STATEMENTS
2.6 Trade receivables
Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the Consolidated Statement of Income within operating income or loss.
2.7 Inventory
Inventories are carried at the lower of cost or net realizable value, with cost being determined using the first-in, first-out (FIFO) method. Cost elements included in inventories are raw materials, labor and manufacturing overhead, excluding the impact of low activity, if any. The Company regularly reviews inventory quantities on hand for excess inventory, obsolescence and declines in market value below cost and records an allowance against the inventory balance for such declines. A significant component of the cost of production relates to the acquisition of microprocessor chips. Our provision for microcontroller chips inventory is determined based on the anticipated net realizable value of finished products which includes cost of production, raw materials, labor and manufacturing overheads.
2.8 Property, plant and equipment
All property, plant and equipment (P, P&E) are stated at historical cost, less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.
Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the Consolidated Income Statement during the financial period in which they are incurred.
Land is not depreciated. Depreciation on other assets is calculated, using the straight-line method to allocate their cost to their residual values over their estimated useful lives as follows:

Buildings	20 — 30 years
Equipment and machinery related to microprocessor chip cards	5 years
Equipment and machinery related to magnetic stripe cards	7 years
Furniture and fixtures	5—10 years
Leasehold improvements	8—12 years

Useful lives reflect the rapid technological changes and corresponding shifts in customer demand, resulting in unpredictable product transitions and shortened life cycles.
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.
Gains and losses on sales are determined by comparing proceeds with carrying amount. These are included in the Consolidated Income Statement under “Other operating income (expense), net”.
Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges in order to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current obligations under finance leases. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

2.9 Intangible assets
(a) Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is presented on the Consolidated Balance Sheet under the caption “Goodwill”. Goodwill on acquisitions of associates is included in investments in associates.
Goodwill is tested annually for impairment, as well as when there are indications of impairment, and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill related to the entity sold.
Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The Company allocates goodwill to each business segment in which it operates.
(b) Patents
Patents and patent rights are stated at cost and are amortized using the straight-line method over their economic useful life, which does not exceed the shorter of three years or the legal lifetime.
(c) Computer software
Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives (not exceeding five years).
Certain direct development costs associated with internal-use software including external direct costs of material and services and payroll costs for employees devoting time to the software products are included in other intangible assets and are amortized over a period not to exceed five years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.
(d) Research and development
Research and development costs are expensed as incurred, except for development costs where it is expected that the product under development will be produced and will be profitable, and technical feasibility has been demonstrated. Such costs are capitalized and amortized over their estimated useful life, which normally does not exceed three to five years. Costs are capitalized through the time the product under development is produced and future profitability is demonstrated by net present value computations, using a discount rate based on the Company’s cost of capital.
Development costs of a project are written down to the extent that the unamortized balance is no longer capable of being recovered from the expected future economic benefits and when the criteria for recognition of the development costs as an asset cease to be met. The write-down or write-off is recognized as an expense in the period in which such determination is made.

CONSOLIDATED FINANCIAL STATEMENTS
2.10 Impairment of non-financial assets
Goodwill is reviewed for impairment based on expectations of future cash flows, which by definition are uncertain, at each balance sheet date, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Future cash flows are computed based on the revenue estimates for the next five years, and include a terminal value assumption. Whenever possible, forecast and long range planning data approved by the management of the Company are used in those computations. Future cash flows are discounted using the cost of capital of the Company at the time of the acquisition to which the goodwill is related. In performing its review, the Company considers factors such as significant underperformance in comparison to expected historical or projected future operating results, significant changes in strategy or in the business model related to the acquired Company and significant negative industry or economic trends.
Other long-lived assets that are subject to amortization and depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each balance sheet date.
2.11 Leases
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the Consolidated Income Statement on a straight-line basis over the period of the lease.
2.12 Financial assets
The Company classifies its financial assets in the following categories: financial assets and liabilities at fair value through profit and loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every balance sheet date.
(a) Financial assets and liabilities at fair value through profit and loss
This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are categorized as held for trading unless they are designated as hedges. All derivatives are designated as hedges. Assets and liabilities in this category are classified as current assets if they are either held for trading, or are expected to be realized within 12 months of the balance sheet date.
(b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are classified in trade and other current receivables in the Consolidated Balance Sheet.

(c) Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.
Equity investments in which the Company has less than 20% of the investee’s outstanding shares or voting rights, and that are not in substance controlled or under significant influence, are classified as available-for-sale financial assets and are presented under “Available-for-sale financial assets” in non-current assets. Marketable investments are accounted for at fair value with changes recognized directly through shareholders’ equity. Non-marketable investments are accounted for as follows:
-	If the fair value of unquoted investments in equity securities is determinable by valuation techniques appropriate for the nature of the security, these items are accounted for at fair value with changes recognized directly through shareholders’ equity.

-	If fair value cannot be reliably measured, these items are accounted for using the cost method.
Gains or losses recognized on the sale of equity securities are recorded in the Consolidated Income Statement under the caption “Other non-operating income (expense), net”. Any loss resulting from impairment in the value of investments which represents an other than temporary decline is recorded in the period in which the loss occurs. The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of non-marketable equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired.
2.13 Derivative financial instruments and hedging activities
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. These instruments are presented under “Derivative financial instruments” in current assets or liabilities since they are expected to mature within 12 months of the balance sheet date. The method of recognizing the resulting gain or loss depends on whether the derivative is designated and qualifies as a hedging instrument for accounting purposes and, if so, on the nature of the item being hedged. Most of the derivative financial instruments used to hedge the Company’s foreign exchange exposure qualify as cash flow hedges since they reduce the variability in cash flows attributable to the Company’s forecasted transactions.
The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. The fair values of the derivative instruments used for hedging purposes are disclosed in Note 9. Movements on the hedging reserve within “Other comprehensive income” are shown in Note 25.
The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity under “Other comprehensive income”. The gain or loss relating to the ineffective portion is recognized immediately in the income statement within the foreign exchange gains and losses included in the line item “Other non-operating income (expense), net”. Amounts accumulated in equity are recycled in the Consolidated Income Statement in the periods when the hedged items will affect profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the Consolidated Income Statement.
For hedges that do not qualify for hedge accounting, any gains or losses arising from changes in the fair value of the hedging instruments are recorded immediately as foreign exchange gains and losses for the period, in “Other non-operating income (expense), net”.

CONSOLIDATED FINANCIAL STATEMENTS
2.14 Estimation of fair value of derivatives
The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date.
The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The fair value of derivative financial instruments is calculated at inception and over the life of the derivative.
The fair value of the forward exchange contracts at inception is zero. Fair value during the life and at expiration of the forward contract is calculated according to the following parameters communicated by the Company’s banks or official financial information providers: (i) spot foreign exchange rate; (ii) interest rate differential between the two currencies; (iii) time to expiration; and (iv) notional amount of the contract. Fair value is then obtained by discounting, for the remaining maturity, the difference between the contract rate and the market forward rate multiplied by the nominal amount.
The option contracts value at inception is the initial premium paid or received. Over the life of the option and at expir-ation, fair value is determined using standard option pricing models (such as the Black & Scholes option pricing model), based on market parameters obtained from the Company’s banks or official financial information providers, and using the following variables: (i) spot foreign exchange rate; (ii) option strike price; (iii) volatility; (iv) risk-free interest rate; and (v) expiration date of the option.
2.15 Cash and cash equivalents
Cash and cash equivalents include cash in hand, short-term deposits and other short-term highly liquid investments. Bank overdrafts are classified within current liabilities on the Consolidated Balance Sheet. All significant cash deposits are made with major financial institutions having an investment grade rating and are invested in euro money market fixed term deposits or mutual funds. In some countries, the Company has temporary exposure to non-investment grade institutions following payments made by customers, until the Company transfers such amounts to investment grade institutions.
When some cash or cash equivalent is restricted as to withdrawal, either under a legal restriction or due to foreign countries exchange controls restrictions, it is not presented as part of “Cash and cash equivalents”. It is presented within current or non-current assets based on its expected release date, and is disclosed as such in the notes to the Consolidated Financial Statements.
2.16 Other income
Income arising from the use by others of entity assets yielding interest and dividends are presented within “Financial income (expense), net” as they are not arising in the course of ordinary activity.
Dividend income is recognized when the right to receive payment is established.
2.17 Income taxes
Deferred income tax is provided for in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. Deferred income tax is not provided for, however, where the tax arises from a transaction that does not affect accounting taxable profit or loss (for the period in which the transaction occurs) and that is not a business combination. Deferred income tax is determined using tax rates (and other provisions of the law) that have been enacted or substantially enacted by the balance sheet date and that are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
The Company recognizes deferred tax assets when it determines that it is more likely than not that the asset will be recovered from future taxable income within a reasonable time frame. The Company provides for deferred tax liabilities arising on investments in subsidiaries and associates except where the timing of the reversal of the related temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

2.18 Research tax credit and government grants
In France, the Company performs technical and scientific research that qualifies for a government grant in the form of a research tax credit. Because this tax credit can be recovered irrespective of whether the Company ever pays taxes, the Company records the credit as a reduction of research and development expense. The Company records the benefit of this credit, however, only once all qualifying research has been performed.
In addition, grants may be available to companies that perform technical and scientific research. Such grants are typically subject to performance conditions over an extended period of time. The Company recognizes these grants when the performance conditions are met and any risk of repayment is assessed as remote.
2.19 Earnings per share
Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares.
Diluted earnings per share are computed by dividing net income attributable to equity holders of the Company by the weighted average number of shares outstanding, plus dilutive potential ordinary shares outstanding, i.e., additional share equivalents, using the treasury stock method assuming the exercise of warrants and stock options. Dilutive potential ordinary shares are additional ordinary shares to be issued. The effects of anti-dilutive potential ordinary shares are ignored in calculating diluted earnings per share. When net losses are reported, the dilutive potential ordinary shares outstanding are excluded from the net loss per share calculation.
2.20 Share capital and treasury shares
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
From time to time, with the prior approval of the Company’s shareholders, the Company may repurchase a portion of its outstanding ordinary shares. Shares repurchased by the Company (treasury shares) could be cancelled or used to fulfill its obligations under the stock option plans or for any other purpose as defined by the Company’s shareholders, subject to applicable laws and regulations. Where the Company repurchases treasury shares, the consideration paid, including any directly attributable incremental costs (net of tax) is deducted from equity attributable to the equity holders of the Company until the shares are cancelled, used for determined purposes or disposed of (subject to applicable laws and regulations). Where such shares are subsequently sold or used (subject to applicable laws and regulations), any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.
2.21 Provisions
Provisions for customer and warranty claims, legal claims and legal actions are recognized when:
-	the Company has a present legal or constructive obligation as a result of past events;

-	it is more likely than not that an outflow of resources will be required to settle the obligation;

-	and the amount has been reliably estimated.
Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

CONSOLIDATED FINANCIAL STATEMENTS
2.22 Employee benefits
(a) Pension obligations
The Company operates various pension schemes under both defined benefit and defined contribution plans.
The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees’ expected average remaining working lives.
Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.
For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.
(b) Other post-employment benefits
Substantially all of the Company’s employees are covered under government-sponsored post-retirement health and life insurance benefit plans. Accordingly, the Company has no significant liability to its employees in terms of post-retirement benefits other than pensions and therefore no provision is made.
(c) Share-based compensation
The Company operates equity-settled, share-based compensation plans. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the Company revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and paid-in capital when the options are exercised.
Fair value is measured by use of a lattice-based option-pricing model. This model is derived from the standard binomial model and takes into account the effects of non-transferability, exercise restriction, as well as behavioral considerations.

2.23 Advertising and promotional costs
The Company expenses the costs of advertising and promotional expenses when such costs are incurred. Advertising and promotional expenses were € 5,984 thousand, € 5,406 thousand and € 5,760 thousand for the years ended December 31, 2005, 2004 and 2003, respectively.
2.24 Comparatives
In 2004, due to the early adoption of IAS 1 (revised 2003) Presentation of Financial Statements, the Company modified its 2003 Consolidated Balance Sheet and its 2003 Consolidated Statement of Income for the first time in its 2004 Annual Report.
The prior line item “Other income (expense), net” was broken down on the face of the Consolidated Statement of Income as follows:
-	Gain (loss) on sales of the Company’s fixed assets amounting to € 703 thousand in 2003 within “Other operating income (expense), net” in the operating income (loss).

-	Income (loss) on investments in associates amounting to € (7,561) thousand in 2003 within “Share of profit (loss) of associates”.

-	Minority interest amounting to € (2,152) thousand in 2003 within the allocation of Net income (loss).

-	Gain (loss) on investments amounting to € (2,487) thousand in 2003 and Foreign exchange gain (loss) amounting to € (8,652) thousand in 2003 within “Other non-operating income (expense), net”.
Derivative financial instruments were excluded from “Other current receivables” and “Other current liabilities” and included in the face of the balance sheet in “Derivative financial instruments”.
The prior line item “Investments” was broken down on the face of the balance sheet between “Investments in associates” for investments accounted for under the equity method and “Available-for-sale financial assets” that comprises net value of the investments in non-marketable equity securities.
The prior line item “Other non-current assets” was broken down on the face of the balance sheet between “Other intangible assets, net” and “Other non-current receivables” that comprise receivables or prepaid expenses that are expected to be realized in more than 12 months after the balance sheet date.
3. FINANCIAL RISK MANAGEMENT
The Company is exposed to a variety of financial risks in the normal course of its business: currency risk, interest rate/re-investment risk, financial counter-party risk and credit risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivative financial instruments to hedge identified currency risk exposures.
3.1 Company’s risk exposure
(a) Currency risks
The Company operates worldwide and is therefore exposed to foreign exchange risk on its commercial transactions.
The Company has developed risk management guidelines that set forth its tolerance for risk and its overall risk management policies. The Company has also established processes to measure its exposure to foreign exchange risk and to monitor and control hedging transactions in a timely and accurate manner. Such policies are approved by the Company’s Audit Committee and reviewed annually.
The policy of the Company is to hedge a portion of its subsidiaries’ known or forecasted commercial transactions not denominated in their functional currencies.
In order to achieve this objective, the Company uses foreign currency derivative instruments by entering into foreign exchange forward contracts and foreign exchange options.

CONSOLIDATED FINANCIAL STATEMENTS
The Company does not enter into financial derivative contracts for purposes other than hedging. No option is sold except where there is a corresponding option purchased by the Company. This combination strategy reduces the cost of hedging without creating speculative positions. All hedging instruments are allocated to underlying commercial transactions.
The financial derivative contracts are traded “over the counter” with major financial institutions and generally mature within 12 months.
(b) Interest rate and re-investment risk
The Company is in a net, short duration, financial asset position. Financial assets are short-term investments in money market instruments with a duration of three months or less. Financial liabilities are mainly floating rates leasing.
The Company considers it is not significantly exposed to interest rate risk fluctuations, and consequently does not enter into any derivative contract to hedge interest rate risk.
However, the Company is facing re-investment risk: when interest rates are increasing (decreasing), interest income is increasing (decreasing respectively). This risk remains un-hedged.
(c) Financial counter-party risk
Derivatives and all significant cash deposits are held with major financial institutions of investment grade. The Company has temporary exposure to non-investment grade institutions on payments made by customers in certain countries, until the Company transfers such amounts to investment grade institutions.
(d) Concentration of credit risk
The Company’s broad geographic and customer distribution limits the concentration of credit risk. No single customer accounted for more than 10% of the Company’s sales during the years ended December 31, 2005, 2004 and 2003.
In 2005, 2004 and 2003, the Company maintained adequate allowances for potential credit losses and performed ongoing credit evaluations.
4. CRITICAL ACCOUNTING ESTIMATES
The preparation of Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used for, but not limited to, the accounting of doubtful accounts, depreciation, amortization and impairment, sales returns, income taxes and contingencies. Actual results could differ from these estimates.
Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.
(a) Impairment of goodwill
The Company tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.11. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations.

(b) Income taxes
The Company is subject to income taxes in many jurisdictions. Because the final tax determination of transactions is often uncertain, significant judgment is required in determining the worldwide provision for income taxes. The Company adjusts the provision for income taxes if it revises its estimate of the amount of taxes due. Where the final amount of taxes due differs from the amounts previously recorded, such differences will impact current and deferred income taxes in the period in which such differences are determined.
The Company recognizes deferred tax assets when it determines that it is more likely than not that the asset will be recovered from future taxable income within a reasonable time frame, which requires significant judgment.
(c) Legal claims
The estimates for provisions for legal actions, including those related to intellectual property, are based upon available information and advice of counsel and are regularly reviewed on this basis by management.
(d) Business combination
In accordance with with IFRS 3, and as part of the accounting for the business combination with Setec (see Note 5), the Company has identified separately, at the acquisition date, the acquiree’s identifiable assets that satisfied the recognition criteria for intangible assets. The Company recognized in its Consolidated Balance Sheet customer contractual relationships for an amount of € 17,584 thousand and acquired technology for an amount of € 3,200 thousand under the caption “Other intangible assets, net” (see Note 14). The customer contractual relationships are amortized based on the revenue earned on the related customer contracts and relationships, and acquired technology is amortized using the straight-line method over 6 years. These intangible assets are tested for impairment in accordance with the accounting policy stated in Note 2.9.
5. BUSINESS COMBINATIONS
5.1 Proposed combination of Gemplus International SA and Axalto NV
On December 6, 2005, the Company and Axalto NV executed an agreement for the proposed combination of the two companies. The transaction is subject to anti-trust, other regulatory approvals and certain contractual conditions. The accounting for the business combination will take place after the closing and may affect the carrying value of certain assets and liabilities of the Company.
5.2 Acquisition of Setec
In June 2005, the Company closed the acquisition of Setec Oy, the holding company of the Setec group (“Setec”), based in Finland. The Company acquired 100% of the share capital of Setec Oy along with its direct and indirect subsidiaries, including two affiliates in which Setec Oy owns 56% and 90% of the voting rights. The Company accounts for minority interest related to these two affiliates for 44% and 10% respectively. Setec operates mainly in the electronic passport business and security printing technologies.
The acquired business contributed revenues of € 38,494 thousand and net income of € 32 thousand, including additional depreciation and amortization expenses recorded in relation to the fair value adjustments of property, plant & equipment and intangible assets for an amount of €(2,746) thousand for the period from June 1, 2005, to December 31, 2005.
As part of the acquisition of Setec, the Company agreed that, if certain conditions were met as of December 31, 2005, a contingent payment would be made in the amount of € 30,000 thousand in January 2006 (see Note 18), and such amount was placed in an escrow account. On December 31, 2005, the escrow account and accrued interest totaled an amount of €30,366 thousand (see Note 10). Because the applicable conditions were met as of December 31, 2005, the amount of € 30,000 thousand was paid to the sellers on January 5, 2006.

CONSOLIDATED FINANCIAL STATEMENTS
     Details of net assets acquired and goodwill are as follows:

(in thousands of euros)
Purchase consideration:
Cash paid	33,400
Contingent consideration (see Note 18)	30,000
Direct costs relating to the acquisition	2,202
Fair value of 19,000,000 shares issued (see Note 23)	34,048

Total purchase consideration	99,650

Fair value of net assets acquired	(38,945)
Goodwill (see Note 12)	60,705

The goodwill is attributable to production know-how in secure printing, leadership on e-passport and identity and Security market, leadership position on EMV Nordic market, and synergies on telecom chips purchases.
The fair value of the shares issued was based on the average published share price 2 days before and after the date that the terms of the acquisition were agreed to and announced.
The assets and liabilities arising from the acquisition are as follows:

(in thousands of euros)
	Notes	Fair value	Acquiree’s
			carrying amount
Cash and cash equivalents		2,145	2,145
Trade accounts receivable, net	(36)	9,910	9,910
Inventory, net	(36)	10,330	10,330
Property, plant and equipment, net	(11)	16,863	9,620
Acquired technology	(14)	3,200	—
Contractual customer relationships	(14)	17,584	—
Intangible assets	(14)	214	214
Investment in associates	(15)	4,537	—
Available-for-sale investments	(16)	121	121
Other assets		2,040	2,040
Trade accounts payable	(36)	(5,303)	(5,303)
Retirement benefit obligations plans	(20.1)	(347)	(347)
Accrued vacations		(2,970)	(2,970)
Deferred revenue		(4,550)	(4,550)
Borrowings		(1,915)	(1,915)
Bank overdrafts		(1,883)	(1,883)
Warranty provisions	(20.1)	(1,579)	(1,579)
Other liabilities		(3,632)	(12,403)
Net deferred tax liabilities		(5,550)	—

Net assets		39,215	3,430

Minority interest		(270)

Net assets acquired		38,945

Purchase consideration settled in cash			65,602
Cash and cash equivalents in subsidiary acquired			(2,145)

Cash out flow on acquisition			63,457

6. CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of the following:

(in thousands of euros)
December 31	2005	2004	2003
Cash at bank and on hand	36,788	23,846	45,955
Short term investments	381,577	364,584	344,729

Cash and cash equivalents	418,365	388,430	390,684

The average effective interest rate on short-term investments was 2.11% in 2005, 2.04% in 2004 and 2.35% in 2003.
7. TRADE ACCOUNTS
Trade accounts receivable consist of the following:

(in thousands of euros)
December 31	2005	2004	2003
Trade accounts receivable, gross	189,341	155,750	163,621
Less, provision for impairment of receivables	(6,319)	(7,238)	(8,894)

Trade accounts receivable, net	183,022	148,512	154,727

The fair value of trade accounts receivable based on discounted cash flows does not differ from the net book value because the Company does not have trade accounts receivable with payment terms exceeding one year.
The Company has recognized a net income of € 111 thousand related to the release of provision for impairment of its trade accounts receivable during the year ended December 31, 2005 (a net expense of € 591 thousand in 2004, a net income of € 1,958 thousand in 2003). The income or expense has been included in “General and administrative expenses” in the Consolidated Statement of Income.
8. INVENTORY
Inventory consists of the following:

(in thousands of euros)
December 31	2005	2004	2003
Raw materials and supplies	31,751	38,208	27,456
Work-in-progress	71,505	74,296	67,066
Finished goods	10,746	10,517	10,158

Inventory, gross	114,002	123,021	104,680
Less, inventory allowance	(6,329)	(7,411)	(6,007)

Inventory, net	107,673	115,610	98,673
The cost of inventories recognized as expense and included in “Cost of sales” amounted to € 544,408 thousand, € 495,117 thousand and € 446,660 thousand as of December 31, 2005, 2004 and 2003 respectively,
In 2005, the Company reversed unused provisions amounting to € 1,307 thousand relating to previous inventory write-down (2004: € 511 thousand, 2003: nil). The amount reversed has been included in “Cost of sales” in the Consolidated Statement of Income.

CONSOLIDATED FINANCIAL STATEMENTS
9. DERIVATIVE FINANCIAL INSTRUMENTS
As indicated in Note 4, the Company uses financial instruments to manage its foreign currency exposure incurred in the normal course of business. Most of the financial instruments used by the Company to hedge its exposure to foreign currency risk are qualified as cash flow hedges under IAS 39. Non-qualified hedging instruments are mainly the options sold as part of combination strategies.
The following table is a summary of the outstanding financial instruments qualifying as cash flow hedges under IAS 39 (notional amounts) and of the Company’s commercial exposure to currency risk.
In the amounts reported below:
• hedging positions in parentheses indicate the Company’s forward commitment or option to sell the currency against the euro; other hedging positions indicate The Company’s forward commitment or option to buy the currency against the euro;
• positive exposures indicate the Company’s receivables in the currency, or forecasted sales in the currency; exposures in parentheses indicate the Company’s payables in the currency, or forecasted purchases in the currency.

(in thousands of euros (1))
December 31	2005				2004
	USD	GBP	JPY	Others(2)	USD	GBP	JPY	Others (2)
Hedging positions(3)
Forward contracts	(88,172)	(7,930)	(10,807)	15,970	(129,656)	(23,519)	(12,710)	5,560
Option contracts(4)	(64,384)	(13,786)	(11,224)	7,159	(140,101)	(25,741)	(22,849)	12,204

Total	(152,556)	(21,716)	(22,031)	23,129	(269,757)	(49,260)	(35,559)	17,764

Exposure(5)
Balance sheet items:
Commercial transactions not settled at year end	25,718	(1,174)	2,675	(10)	37,483	7,414	6,706	6,136
Forecasted commercial transactions	161,709	31,209	29,810	(12,966)	252,980	51,838	36,598	(28,485)

Total	187,427	30,035	32,485	(12,976)	290,463	59,252	43,304	(22,349)

(1)	Currency amounts are converted to euros at year end closing rates.

(2)	Other currencies include mainly the CHF, NOK, PLN, CAD, AED, ZAR, AUD, KRW and SGD.

(3)	Financial instruments that hedge the Company’s commercial currency exposure and that are effective hedges under IAS 39 qualify as cash flow hedges.

(4)	Option hedges qualifying as effective hedges under IAS 39 are purchased options to sell or buy currency against the euro.

(5)	The Company’s policy is to hedge all its actual commercial currency exposure as wall as a time-weighted proportion of its forecasted commercial currency exposure.
     Outstanding financial instruments not qualifying as effective hedges under IAS 39 are described below (notional amount).

(in thousands of euros (1))
December 31	2005				2004
	USD	GBP	JPY	Others(2)	USD	GBP	JPY	Others (2)
Forward contracts	(8,447)	—	—	3,350	—	—	(2,990)	88
Option contracts (3)	(4,196)	—	(974)	3,021	(75,882)	(7,253)	(10,890)	7,633

Total	(12,643)	—	(974)	6,371	(75,882)	(7,253)	(13,880)	7,721

(1)	Currency amounts are converted to euros at year end closing rates.

(2)	Other currencies include mainly the CHF, NOK, PLN, CAD, AED, ZAR, AUD, KRW and SGD.

(3)	Options that do not qualify as effective hedges under IAS 39 are the options that the Company sells as part of its combination strategies.

The fair market value of the Company’s financial instruments is recorded in current assets or current liabilities as “Derivative financial instruments”, and consists of the following:

(in thousands of euros)
December 31	2005	2004	2003
Fair value of the financial instruments qualifying as cash flow hedges under IAS 39	1,488	33,135	16,986
Fair value of the financial instruments not qualifying as effective hedges under IAS 39	107	252	(560)

Total fair value of derivative financial instruments	1,595	33,387	16,426

Derivatives financial instruments under current assets	4,187	33,387	16,426
Derivatives financial instruments under current liabilities	(2,592)	—	—

Total fair value of derivative financial instruments	1,595	33,387	16,426

10. OTHER CURRENT RECEIVABLES
Other current receivables include the following:

(in thousands of euros)
December 31	2005	2004	2003
Value added tax receivable	17,832	16,679	18,677
Other taxes receivable	2,277	4,111	11,255
Research tax credit (current portion)	3,253	—	—
Advance facility to supplier	—	—	12,001
Advance payments to non-trade suppliers	1,229	826	1,099
Prepaid expenses (current portion)	13,228	10,090	15,780
Advance payments to trade suppliers	4,099	3,804	3,454
Restricted cash (current portion)	36,222	27,405	—
Other current assets	3,988	3,245	3,983

Total other current receivables	82,128	66,160	66,249

Prepaid expenses mainly include royalties paid in advance, insurance, costs, and deferred costs related to the proposed combination.
As part of the proposed combination described in Note 5.1, the Company incurred external costs. Direct costs including fees paid to outside consultants for legal, finance, or technical services have been deferred in prepaid expenses for an amount of € 3,259 thousand and will be included in the cost of the proposed business combination to take place in fiscal year 2006. A. letter of understanding has been signed between Axalto and the Company whereby the accounting acquirer will pay for the combination related costs if the combination takes place. Indirect expenses related to the transaction have been expensed as incurred.
As of December 31, 2005, restricted cash was mainly composed of € 30,366 thousand (including interest amounting to € 366 thousand) paid in an escrow account in relation to the contingent consideration recorded as part of the acquisition of Setec (see Note 5.2).
As of December 31, 2005, restricted cash included € 1,476 thousand (2004: € 2,657 thousand, of which € 886 thousand were reported under the caption “Other non-current receivables”, see Note 17), which were related to a time deposit in China to secure a loan in favor of Tianjim Telephone Equipments Factory (see Note 38).
As of December 31, 2005, restricted cash was also composed of an amount of € 3,776 thousand (2004: € 3,409 thousand) related to Gemplus China investment (“GCI”), a wholly owned subsidiary of the Company. However, the Company can only withdraw this cash when GCI is liquidated, which is the intention of the Company.
As of December 31, 2004, restricted cash was mainly composed of € 22,225 thousand (including interest amounting to € 273 thousand) related to the Nicolai case (see Note 37). In 2005, following the successful outcome of this legal action, the total escrow deposit was released to the Company, including interest.

CONSOLIDATED FINANCIAL STATEMENTS
During the fourth quarter of 2000, to reduce supply risk associated with obtaining microprocessor chips, the Company entered into a long-term supply agreement with a major microprocessor manufacturer. In connection with this supply agreement, the Company financed enhancements of this supplier’s production capacity with an unsecured advance facility. By December 31, 2004, the supplier had paid in full the advance facility and related interest.
11. PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment (“P,P&E”) can be analyzed as follows:
(in thousands of euros)

	Land	Buildings	Machinery	Total 2005	Total 2004	Total 2003

Cost
As of January 1	6,015	161,678	296,328	464,021	476,583	512,677

Additions	—	2,625	22,453	25,078	22,888	15,237
Disposals	(838)	(10,731)	(26,453)	(38,022)	(28,228)	(31,669)
Acquisition (disposal) of subsidiary (see Note 5)	—	1,532	15,331	16,863	—	(597)
Currency adjustments	177	2,762	10,274	13,213	(7,222)	(19,065)

As of December 31	5,354	157,866	317,933	481,153	464,021	476,583

Accumulated depreciation
As of January 1	—	(63,498)	(251,607)	(315,105)	(300,877)	(295,733)

Depreciation	—	(9,699)	(23,437)	(33,136)	(42,243)	(51,064)
Reversal of impairment loss	—	—	—	—	—	2,555
Disposals	—	6,951	27,030	33,981	23,449	30,794
Disposal of subsidiary	—	—	—	—	—	192
Currency adjustments	—	(937)	(7,672)	(8,609)	4,566	12,379

As of December 31	—	(67,183)	(255,686)	(322,869)	(315,105)	(300,877)

Net book value as of December 31	5,354	90,683	62,247	158,284	148,916	175,706
Including:
P,P&E under finance lease contracts, gross	2,809	63,197	159	66,165	69,871	68,926
P,P&E under finance lease contracts, depreciation	—	(28,428)	—	(28,428)	(26,992)	(22,689)

Net book value under finance lease contracts as of December 31	2,809	34,769	159	37,737	42,879	46,237
No interest was capitalized in 2005, 2004 and 2003.
Capital expenditures by geographic areas are as follows:
(in millions of euros)

Years ended December 31	2005	2004	2003
Europe, Middle East and Africa	18,150	12,846	9,993
Asia	2,157	5,492	2,723
Americas	4,771	4,550	2,521

Total capital expenditures	25,078	22,888	15,237

Depreciation expense for P,P&E has been charged to the statement of income as follows:
(in thousands of euros)

Years ended December 31	2005	2004	2003
Cost of sales	(22,932)	(30,248)	(36,884)
Research and development expenses	(3,506)	(3,638)	(4,196)
Selling and marketing expenses	(2,380)	(2,610)	(3,536)
General and administrative expenses	(4,318)	(5,747)	(6,448)
Restructuring expenses (see Note 22)	—	—	2,555

Total depreciation expense	(33,136)	(42,243)	(48,509)
12. GOODWILL
Until December 31, 2004, goodwill was analyzed as follows:

(in thousands of euros)
	2004	2003

Cost
As of January 1	156,081	165,443

Additions	—	5,901
Purchase price adjustments	(820)	—
Disposals and transfers	(36,791)	(9,918)
Currency adjustments	(2,088)	(5,345)

As of December 31	116,382	156,081

Accumulated depreciation and impairment
As of January 1	(118,354)	(92,256)
Impairment charge	—	(19,879)
Amortization	(7,718)	(13,172)
Disposals and transfers	36,791	4,543
Currency adjustments	1,096	2,410

As of December 31	(88,185)	(118,354)

Net book value as of December 31	28,197	37,727

Following the adoption of IFRS 3 as of January 1, 2005, goodwill can be analyzed as follows:

(in thousands of euros)
2005

Net book value as of January 1	28,197

Acquisition of subsidiary (see Note 5)	60,705
Impairment charge	—
Currency adjustments	1,924

Net book value as of December 31	90,826

Goodwill is allocated as follows to the Company’s cash-generating units (“CGU”) identified according to the operating segments:
(in thousands of euros)

December 31	2005	2004	2003
Telecommunications	6,256	247	296
Financial Services	45,762	24,773	30,434
Identity and Security	38,808	3,177	6,997

Total	90,826	28,197	37,727

CONSOLIDATED FINANCIAL STATEMENTS
Impairment tests for goodwill
In 2005 and 2004, the Company did not record any goodwill impairment charge.
In 2003 the Company recorded a goodwill impairment charge of € 19,879 thousand as a result of its impairment test (recorded in “Identity and Security” segment). This write-down resulted from the revision of the business plan of the acquired activities of Celocom Limited in November 2000.
13. DEFERRED DEVELOPMENT COSTS
Deferred development costs relate to capitalized software costs. They can be analyzed as follows:

(in thousands of euros)
December 31	2005	2004	2003
Gross amount at the beginning of the year	55,846	54,651	56,658
Accumulated amortization at the beginning of the year	(36,624)	(36,735)	(30,748)
Balance at the beginning of the year	19,222	17,916	25,910
Deferred during the year	10,418	9,595	10,757
Less, allowances	(8,413)	(8,289)	(18,751)
Impact for the year on income before tax	2,005	1,306	(7,994)
Balance at the end of the year	21,227	19,222	17,916
Gross amount at the end of the year	55,456	55,846	54,651
Accumulated amortization	(34,229)	(36,624)	(36,735)
Balance at the end of the year	21,227	19,222	17,916
Research and development expenses incurred during the year consist of the following:

(in thousands of euros)
Years ended December 31	2005	2004	2003
Research and development expenditures	69,400	68,208	63,918
Deferred development costs, net	(2,005)	(1,306)	7,994
Grants received including research tax credit	(5,126)	(4,310)	(2,689)
Total research and development expenses	62,269	62,592	69,223

14. OTHER INTANGIBLE ASSETS
Other intangible assets can be analyzed as follows:

(in thousands of euros)
		Customer’s		Patents
	Acquired	contractual		and patent	Total	Total	Total
	technology	relationships	Software	rights	2005	2004	2003
Cost As of January 1	—	—	35,289	6,428	41,717	46,864	54,672
Additions	—	—	2,693	—	2,693	1,779	4,728
Disposals and write-offs	—	—	(1,678)	(34)	(1,712)	(6,724)	(12,018)
Acquisition of subsidiary (see Note 5)	3,200	17,584	214	—	20,998	—	—
Currency adjustments	—	—	129	257	386	(202)	(518)
As of December 31	3,200	17,584	36,647	6,651	64,082	41,717	46,864

Accumulated amortization as of January 1	—	—	(26,881)	(5,871)	(32,752)	(30,707)	(23,938)
Amortization	(311)	(2,620)	(5,016)	(286)	(8,233)	(6,730)	(10,956)
Disposals and write-offs	—	—	822	—	822	4,603	3,957
Currency adjustments	—	—	(115)	(204)	(319)	82	230

As of December 31	(311)	(2,620)	(31,190)	(6,361)	(40,482)	(32,752)	(30,707)

Net book value as of December 31	2,889	14,964	5,457	290	23,600	8,965	16,157
Amortization has been charged to the Consolidated Statement of Income as follows:

(in thousands of euros)
	2005	2004	2003
Cost of sales	4,467	2,031	2,182
Research and development expenses	2,082	2,306	6,366
Selling and marketing expenses	792	893	914
General and administrative expenses	892	1,500	1,494
Restructuring expenses	—	—	—
Total amortization	8,233	6,730	10,956

CONSOLIDATED FINANCIAL STATEMENTS
15. INVESTMENTS IN ASSOCIATES
Investments in associates can be analyzed as follows:

(in thousands of euros)
	2005	2004	2003

As of January 1	12,864	19,216	21,008
Change in perimeter (1)	—	—	7,090
Acquisition of subsidiary (see Note 5)	4,537	—	—
Change in valuation allowance of shares in associates	(1,314)	(5,970)	(7,561)
Currency adjustments	222	(382)	(1,321)
As of December 31	16,309	12,864	19,216

(1)	Change in perimeter comprises the impact of changes in ownership interest leading to reclassifications between subsidiaries, available-for-sale financial assets and investments in associates.

(in thousands of euros)
Years ended December 31	2005	2004	2003
Change in valuation allowance of shares in associates	(1,314)	(5,970)	(7,561)
Gain on disposal of shares in associates	783	—	—
Share of (loss) profit of associates	(531)	(5,970)	(7,561)
The Company has investments in associates in several non-public start-up companies. These investments are accounted for in accordance with the accounting policies described in Note 2.3. Note 38 provides a summary of transactions between the Company and these entities.
In 2005, the Company sold entirely three of its investments and acquired one new investment (see Note 5). The sale of the three investments resulted in a gain on disposal of € 783 thousand.
As indicated in Note 2.2.b, the Company’s investment in associates includes goodwill (net of any impairment loss) identified on acquisition. At December 31, 2005,2004 and 2003, the net book value of goodwill in associates amounted to € 5,362 thousand,
€ 6,616 thousand and € 10,851 thousand, respectively.
At December 31, 2005, the Company’s investments in associates over which the Company has significant influence, but not control, consisted of the following:

		Percentage			Percentage
Name of the company	Country	of ownership	Name of the company	Country	of ownership
Leigh Mardon Gemplus Pty Ltd	Australia	50%	CLM GmbH & Co. KG	Germany	50%
Solutions Fides	Canada	49%	CLM GmbH	Germany	50%
Atchik-Realtime A/S	France	23.8%	Toppan Gemplus Services Co. Ltd	Japan	50%
Welcome Realtime SA	France	49%	Concesionaria Renave SA de CV	Mexico	20%
Immotec Systemes SAS	France	49%	Gemplus EDBV Smart Labs Pte Ltd	Singapore	50%
Gkard SAS	France	50%	Gemplus EDBV Smart Labs Management Pte Ltd	Singapore	50%
Netsize SA	France	24%	AB Svenska Pass	Sweden	50%
Setelis SA	France	21.6%

16. AVAILABLE-FOR-SALE FINANCIAL ASSETS
Available-for-sale financial assets consist of the following:

(in thousands of euros)
As of December 31	2005	2004	2003
Investments in non-marketable equity securities	15,680	23,512	18,549
Provision for impairment of available-for-sale assets	(13,211)	(18,760)	(17,902)
Available-for-sale financial assets, net	2,469	4,752	647
Changes in available-for-sale financial assets are as follows:

(in thousands of euros)
	2005	2004	2003

As of January 1	4,752	647	2,080
Additions	424	5,300	1,140
Acquisition of subsidiary (see Note 5)	121	—	—
Disposals	(21)	—	—
Change in valuation allowance (see Note 29)	(2,807)	(858)	(2,487)
Currency adjustments	—	(337)	(86)
As of December 31	2,469	4,752	647
The Company neither trades nor holds marketable securities and has minority shareholdings in several non-public start-up companies. These shareholdings are accounted for in accordance with the accounting policies described in Note 2.12. A write-down is recorded when there is reason to believe that an impairment in value that is other than temporary has occurred, i.e., that the business model is questioned or that the business plan is not met.
In 2004, an investment in equity securities for which the carrying value was nil was the target of a reverse take-over and was subsequently listed on a US regulated market. In 2005, the Company took advantage of the listing to sell its investment. The sale resulted in a gain on disposal amounting to € 4,782 thousand (see Note 29).
17. OTHER NON-CURRENT RECEIVABLES
Other non-current receivables consist of the following:

(in thousands of euros)
As of December 31	Notes	2005	2004	2003
Loans receivable from senior management, net of provision (68,828 in 2005, 69,885 in 2004 and 69,220 in 2003)	(37)	9,937	8,880	9,546
Research tax credit (non-current portion)		3,805	11,259	10,206
Rental deposits		1,047	716	855
Employee loans and other related loans		699	402	719
Prepaid expenses (non-current portion)	(10)	916	—	4,329
Carry-back receivable from tax authority	(20.1)	22,389	21,295	—
Restricted cash (non-current portion)	(10)	150	886	—
Other loans and assets		1,903	462	1,596

Total other non-current receivables		40,846	43,900	27,251

CONSOLIDATED FINANCIAL STATEMENTS
18. CURRENT PORTION OF PROVISIONS AND OTHER LIABILITIES
Current portion of provisions and other liabilities consist of the following:

(in thousands of euros)
As of December 31	2005	2004	2003
Current portion of provisions	4,358	22,196	44,763
Other current liabilities	69,076	28,021	33,327

Total	73,434	50,217	78,090
Variation analysis of the current portion of provisions is as follows:

(in thousands of euros)
			Effect of		Amount	Amount
			changes	Increase in	unused	used	Reclassification
Current portion	December 31,	December 31,	in exchange	current	during	during the	within balance	December 31,
of provisions	2003	2004	rate	liabilities	the period	period	sheet items	2005
Provision for restructuring (see Note 22)	38,951	16,619	72	—	(1,948)	(11,993)	850	3,600
Allowances for customer claims	612	377	9	181	(115)	(294)	—	158
Provision for legal action (see Note 37)	5,200	5,200	—	600	(5,200)	—	—	600
Total current portion of provisions	44,763	22,196	81	781	(7,263)	(12,287)	850	4,358
Other current liabilities consist of the following:

(in thousands of euros)
As of December 31	2005	2004	2003
Deferred revenue	26,339	17,317	19,409
Customer deposits	5,235	5,228	5,690
Bank overdrafts	979	1,752	99
Borrowings (current portion)	118	—	—
Contingent consideration related to the acquisition of Setec (see Note 5)	30,000	—	—
Other accrued liabilities	6,405	3,724	8,129

Total other current liabilities	69,076	28,021	33,327
Deferred revenue mainly relates to cards invoiced to customers but not shipped because the products require customization to be performed by the Company and to sales to resellers and distributors for which revenue recognition criteria described in Note 2.5 have not yet been met.
Bank overdrafts either result from the daily usage of cash in some of the Company’s foreign locations or from subsidiaries that are not wholly owned and that do not benefit from the Company’s treasury management.

19. CURRENT AND NON-CURRENT OBLIGATIONS UNDER FINANCE LEASES
Finance leases obligations outstanding as of December 31, 2005, are analyzed as follows:

(in thousands of euros)

Not later than 1 year	6,595
Later than 1 year and not later than 5 years	20,903
Later than 5 years	8,313
Total minimum lease payments	35,811
Less, amount representing interest	(3,847)
Present value of minimum obligations under finance leases	31,964
Less, current portion of obligations under finance leases	(5,539)
Non-current obligations under finance leases	26,425

The present value of finance lease liabilities is as follows:

(in thousands of euros)

Not later than 1 year	6,479
Later than 1 year and not later than 5 years	18,951
Later than 5 years	6,534

Present value of minimum obligations under finance leases	31,964

In 2001, the Company entered into a sale-leaseback transaction with a major financial institution related to an office building located in La Ciotat, France. The capital lease has a duration of 12 years ending in September 2014. The related proceeds received amounted to nil in 2005, € 956 thousand in 2004 and € 2,142 thousand in 2003. This sale-leaseback transaction resulted in no gain or loss in the Consolidated Statement of Income.
20. NON-CURRENT PORTION OF PROVISIONS AND OTHER LIABILITIES
20.1 Non-current portion of provisions
Variation analysis of the non-current portion of provisions is as follows:

(in thousands of euros)
			Effect of			Amount	Amount
			changes	Acquisition	Increase in	unused	used	Reclassification
Non-current portion	December 31,	December 31,	in exchange	of subsidiary	non-current	during	during the	within balance	December 31,
of provisions	2003	2004	rate	(see Note 5)	liabilities	the period	period	sheet items	2005
Provision for patent claims (see Note 37)	9,000	9,000	—	—	—	—	—	—	9,000
Provision for income tax claims	41,017	7,440	86	—	895	(1,555)	(2,238)	—	4,628
Provision for pension costs (see Note 21)	1,562	2,845	111	347	1,603	—	(200)	—	4,706
Provision for restructuring (see Note 22)	—	4,036	157	—	—	(974)	(932)	(850)	1,437
Other provisions	5,503	2,375	5	1,579	484	(672)	(629)	569	3,711
Total	57,082	25,696	359	1,926	2,982	(3,201)	(3,999)	(281)	23,482

CONSOLIDATED FINANCIAL STATEMENTS
Provision for income tax claims
Upon filing a tax return, and in certain other limited circumstances (e.g. change in jurisprudence), the Company may have varying degrees of confidence that the tax position taken will ultimately be sustainable. The Company assesses the sustainability of the position in determining the provision for tax claims in the year the tax position is taken. The Company then reassesses the provision based upon the most current information available and management’s judgment regarding the likely outcome of any potential tax claims. The provision for income tax claims amounted to € 41,017 thousand, € 7,440 thousand and € 4,628 thousand as of December 31, 2003, 2004 and 2005, respectively.
A tax audit of the Company’s German subsidiaries was closed in 2005. The terms of the audit settlement were not significantly different from the agreement in principle that the Company had previously reached with the German tax authority. This resulted in the use of the related provision in an amount of € 2,092 thousand and the release of the unused portion of the provision in an amount of € 508 thousand.
In 2002, certain French subsidiaries of the Company, including Gemplus SA, received a tax assessment from the French tax authority primarily relating to the fiscal years 1998 through 2000. The tax assessment resulted in an amount payable by the Company of € 34,012 thousand in 2004 and the recognition of tax losses carried over amounting to € 24,040 thousand. To secure this tax credit, the Company elected to carry back these tax losses. The recovery of this carry back being expected in mid-2007, the amount has been discounted in accordance with IFRS. As at December 31, 2004 and 2005, the present value of the carry back receivable, amounting to €21,295 thousand and €22,389 thousand, respectively, is recorded in “other non-current receivables” (see Note 17).
20.2 Other non-current liabilities
Other non-current liabilities consist of the following:

(in thousands of euros)
As of December 31	2005	2004	2003
Unrecognized Government grants	2,918	3,973	3,618
Management compensation and severance liability (see Note 37)	9,937	8,880	9,546
Borrowings (non-current portion)	562	—	—
Others	—	500	—
Total other non-current liabilities	13,417	13,353	13,164
21. PENSION PLANS
In France, the Company contributes to the national pension system and its obligations to employees in terms of pensions are limited to a lump-sum equal to the length of service award payable on the date the employee reaches retirement age, such award being determined for each individual based upon years of service provided and projected final salary. The current evaluation of the future length of service award liability is recorded as a non-current liability in the balance sheet together with pension liabilities. The pension obligations in France amounted to € 1,857 thousand, € 1,119 thousand and € 1,176 thousand at December 31, 2005, 2004 and 2003 respectively.
The Company also offers an Employee Investment Plan (EIP) to all US employees under section 401 (k) of the US Internal Revenue Code. Company contributions to the EIP plan amounted to approximately € 906 thousand, € 728 thousand and € 898 thousand in 2005, 2004 and 2003, respectively.
The Company operated its principal defined benefit plan in the United Kingdom which is now closed to new members. A stakeholder scheme and a defined contribution scheme now apply. Net periodic pension costs for the defined benefit plan for the years ended December 31, 2005, 2004 and 2003, are included in the analysis below. Actuarial evaluations have been performed at December 31, 2005, 2004 and 2003.

Other less significant defined benefit plans which apply in other countries are included in the figures below:

(in thousands of euros)
Years ended December 31	2005	2004	2003
Current year service cost	1,878	1,418	1,217
Past service cost	106	—	—
Interest accrued on pension obligations	2,166	1,669	1,465
Actual loss (return) on plan assets	(3,709)	(1,612)	(2,049)
Net amortization and deferral	2,790	763	1,285
Total pension costs	3,230	2,238	1,918
The following tables set forth the funded status of the defined benefit plans:

(in thousands of euros)
As of December 31	2005	2004	2003
Accumulated benefit obligation	46,384	34,896	30,141
Projected benefit obligation	49,778	36,981	30,666
Plan assets at fair value	26,713	19,509	16,828
Projected benefit obligation in excess of plan assets	(23,065)	(17,472)	(13,838)
Unrecognized net loss	18,360	14,627	11,681
Net payable pension cost (see Note 20.1)	(4,706)	(2,845)	(2,157)
The following weighted average rates were used in the calculation of projected benefit obligation:

December 31	2005	2004	2003
Discount rate	4.00% - 4.75%	5.00% - 5.25%	4.50% - 5.50%
Expected rate of return on plan assets	5.25% - 7.00%	7.00%	7.00%
Assumed rate of compensation increase	3.00% - 3.75%	3.00% - 3.75%	3.00% - 3.75%
In the UK, plan assets are comprised of 57% of equity securities and 43% of corporate bonds. The investment strategy generally consists of matching the commitment, considering the age of the employees, their expected retirement date and the ratio between retired and active employees. The Company estimates the expected rate of return on plan assets using risk free rates, risk premiums and average dividend yields corresponding to its investment portfolio.
Changes in fair value of the plan asset and the projected benefit obligation are as follows:

(in thousands of euros)
	2005	2004	2003
Projected benefit obligation as of January 1	36,981	30,666	29,524
Service cost	1,878	1,418	1,217
Interest cost	2,166	1,669	1,465
Acquisition of subsidiary	2,330	—	—
Plan participants’ contributions	387	400	444
Actuarial loss	6,016	3,747	1,037
Benefits paid	(888)	(738)	(662)
Currency adjustments	908	(181)	(2,359)
Projected benefit obligation as of December 31	49,778	36,981	30,666

CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euros)
	2005	2004	2003
Fair value of plan assets as of January 1	19,509	16,828	15,233
Actual return on plan assets	3,709	1,612	2,049
Employer contribution	1,540	1,488	1,045
Plan participants’ contributions	387	400	444
Benefits paid	(889)	(738)	(662)
Acquisition of subsidiary	1,983	—	—
Currency adjustments	474	(81)	(1,281)
Fair value of plan assets as of December 31	26,713	19,509	16,828
22. RESTRUCTURING
In 2001 and 2002, the Company announced three restructuring programs. The impacts of such programs on the financial statements are as follows:

					(in thousands of euros)
				Amount	Amount
Provision for reduction		Effect of		unused	used	Reclassification
of workforce and other	January 1,	changes in	Increase in	during	during	within balance	December 31,
cash outflows	2003	exchange rate	provision	the period	the period	sheet item	2003
May 2001 restructuring program	2,058	(263)	89	—	(881)	—	1,003
February 2002 restructuring program	38,605	(817)	246	(170)	(27,247)	—	10,617
December 2002 restructuring program	312	(38)	54,848	—	(27,791)	—	27,331
Total	40,975	(1,118)	55,183	(170)	(55,919)	—	38,951
Including:
Current portion (see Note 18)	40,975	(1,118)	55,183	(170)	(55,919)	—	38,951
Non-current portion (see Note 20)	—	—	—	—	—	—	—
Total	40,975	(1,118)	55,183	(170)	(55,919)	—	38,951

(in thousands of euros)
				Amount	Amount
Provision for reduction		Effect of		unused	used	Reclassification
of workforce and other	January 1,	changes in	Increase in	during	during	within balance	December 31,
cash outflows	2004,	exchange rate	provision	the period	the period	sheet item	2004
May 2001 restructuring program	1,003	7	—	(312)	(589)	—	109
February 2002 restructuring program	10,617	(9)	143	(5,579)	(2,134)	—	3,038
December 2002 restructuring program	27,331	13	16,395	(3,664)	(22,567)	—	17,508
Total	38,951	11	16,538	(9,555)	(25,290)	—	20,655
Including:
Current portion (see Note 18)	38,951	12	15,402	(9,555)	(25,290)	(2,901)	16,619
Non-current portion (see Note 20)	—	(1)	1,136	—	—	2,901	4,036
Total	38,951	11	16,538	(9,555)	(25,290)	—	20,655

(in thousands of euros)
				Amount	Amount
Provision for reduction		Effect of		unused	used	Reclassification
of workforce and other	January 1,	changes in	Increase in	during	during	within balance	December 31,
cash outflows	2005,	exchange rate	provision	the period	the period	sheet item	2005
May 2001 restructuring program	109	—	—	—	(47)	—	62
February 2002 restructuring program	3,038	186	—	(670)	(744)	(403)	1,407
December 2002 restructuring program	17,508	43	—	(2,252)	(12,134)	403	3,568
Total	20,655	229	—	(2,922)	(12,925)	—	5,037
Including:
Current portion (see Note 18)	16,619	72	—	(1,948)	(11,993)	850	3,600
Non-current portion (see Note 20)	4,036	157	—	(974)	(932)	(850)	1,437
Total	20,655	229	—	(2,922)	(12,925)	—	5,037
The impact of restructuring activity on the Consolidated Statement of Income is as follows:

(in thousands of euros)
Years ended December 31	2005	2004	2003
Reduction of workforce and other cash outflows
Restructuring expenses	—	16,538	55,183
Release of unused provisions	(2,922)	(9,555)	(170)
Total	(2,922)	6,983	55,013
Non-cash write-offs of assets
Restructuring expenses	—	3,695	9,515
Release of unused provisions	(313)	(2,294)	(2,555)
Total	(313)	1,401	6,960
Total restructuring (reversals) expenses	(3,235)	8,384	61,973
The market value for assets related to closed sites and buildings is the estimated realizable value. The estimated realizable value is determined with reference to expert valuations that include the analyses of discounted cash flows, comparable transactions, bids or selling price of the building, as applicable.
As of December 31, 2005, there were no significant activities to be terminated with respect to these restructuring programs.
23. SHAREHOLDERS’ EQUITY
23.1 Ordinary shares
Gemplus International SA is a corporation incorporated in the Grand Duchy of Luxemburg. The authorized share capital of the Company is currently € 400 million consisting of one billion eight hundred and eighty-nine million four hundred and sixty-six thousand two hundred and twenty-six shares (1,889,466,226) of no nominal value.
As previously authorized by the Board of Directors, on May 27, 2005, the Company issued 19 million shares in exchange for a cash contribution of € 33,688 thousand, net of cost of issuing shares amounting to € 360 thousand, in connection with the acquisition of Setec Nordic Oy, without reserving any pre-emptive rights. This issue was made pursuant to the authorization given to the Board of Directors to issue, out of the authorized share capital, further shares up to the total authorized share capital in whole or in part from time to time with or without reserving any pre-emptive subscription rights for existing shareholders and as it may in its discretion determine.

CONSOLIDATED FINANCIAL STATEMENTS
23.2 Contribution of Gemplus SA shares and issuance of shares following stock option exercise
In February 2000, 95.1% of the shareholders of Gemplus SA, a French corporation and former holding company of the Group, exchanged their shares of Gemplus SA for shares in Gemplus International SA, a newly formed Luxemburg corporation on a one to fifty basis. This transaction has been accounted for using historical cost basis accounting. As of December 31, 2005, certain shares held by employees or former employees had not yet been contributed. Gemplus SA shares still to be contributed correspond to the equivalent of 511,700 Gemplus International SA shares representing 0.08% of the shareholdings of Gemplus International SA, which in total was represented by 630,880,979 shares as of December 31, 2005. As of December 31, 2005, certain options held by employees under the Gemplus SA stock option plans had not been exercised. Following exercise of these options, the corresponding Gemplus SA shares may be contributed by their holders to Gemplus International SA. Since the shares of Gemplus SA are not available for sale to the general public but can be converted into shares of Gemplus International SA upon request, it has been considered certain that the shares (including shares issued following exercise of Gemplus SA stock options) will eventually be converted. These shares are therefore assumed to be a component of shareholders’ equity. Thus, they have been included in both the basic and diluted earnings per share calculations.
During 2003, 2004 and 2005, Gemplus SA issued respectively 17,550, 901,250 and 328,150 shares of Gemplus SA following the exercise of Gemplus SA stock options held by employees.
During 2003, 2004 and 2005, the Company issued respectively 1,010,900, 3,295,800 and 1,956,900 shares following the contribution of respectively 20,218, 65,916 and 39,138 shares of Gemplus SA held mainly by employees.
During 2003, 2004 and 2005, the Company issued respectively 179,837, 268,207 and 1,830,376 shares following the exercise of Gemplus International SA stock options held by employees.
23.3 Treasury shares
On April 17, 2002, the Extraordinary General Meeting cancelled 4,634,859 shares held by the Company at the time and authorized the Company to cancel, when owning them directly, the 30,743,679 shares returned by Mr. Perez, a former Chief Executive Officer and held by an indirect subsidiary. In accordance with this decision, on March 10, 2003, the 30,743,679 shares were cancelled, without any effect on the Company’s shareholders’ equity in accordance with accounting principles described in Note 2.19. The cancellation of these shares did not result in a reduction of the issued share capital of the Company; however, it resulted in an increase of the par value of the issued shares.
During 2003, the Company purchased 487,957 shares of its outstanding common stock from former Celocom Limited employees pursuant to the conditions stipulated in the 2000 Celocom Limited share purchase agreement.
In 2005, the Company granted 500,000 restricted shares to one of its executives.
As of December 31, 2005, the Company held 942,715 shares of its outstanding common stock.

Change in treasury shares is as follows:

Number of treasury shares

As of December 31, 2002	31,727,101
Cancellation of treasury shares	(30,743,679)
Purchase of shares pursuant to the 2000 Celocom Limited share purchase agreement	487,957
As of December 31, 2003	1,471,379
Sale of treasury shares	(28,664)
As of December 31, 2004	1,442,715
Grant of restricted shares	(500,000)

As of December 31, 2005	942,715

The number of shares as of December 31, 2005, can be analyzed as follows:

Number of shares outstanding	630,369,279
Gemplus SA shares to be contributed (1)	511,700
Number of shares outstanding including shares to be contributed	630,880,979
Treasury shares	(942,715)
Basic number of shares outstanding	629,938,264
Options outstanding	78,526,053
Warrants outstanding	2,561,973
Number of shares on a fully diluted basis	711,026,290

(1)	This number of shares includes Gemplus SA shares issued following the exercise of Gemplus SA stock options until December 31, 2005, but that have not yet been recorded by the Gemplus SA Board of Directors, being specified that part of those shares (1,240,200) have been contributed to Gemplus International SA, in exchange for shares in Gemplus International SA.
As of December 31, 2005, 45,820,277 options are authorized but not yet granted under the different stock option plans (see Note 24).
23.4 Additional paid-in capital
Based on a decision by the Board of Directors of the Company of December 7, 2000, pursuant to Luxemburg law on the minimum value of shares, as of December 31, 2005, € 648,191 thousand of the additional paid-in capital constitute an undistributable reserve (€ 624,758 thousand as of December 31, 2004 and € 621,094 thousand as of December 31, 2003). Such reserve could, under current legislation, be distributed only in accordance with the rules applicable to reductions in share capital.

CONSOLIDATED FINANCIAL STATEMENTS
24. STOCK OPTION PLANS
The Company may grant, under various stock option plans (the “Plans”), options to purchase or subscribe for ordinary shares to its employees and officers. Under the various Plans, the exercise price of options granted may be less than the fair market value of the ordinary common shares at the date of grant. The options must generally be exercised within seven to ten years from the date of grant and typically vest in equal amounts over a period of three to four years, subject to certain exceptions as described hereafter.
On May 23, 2005, the Board of Directors of the Company resolved to grant certain stock options under authorizations from our shareholders. Under this arrangement, the Board of Directors of the Company decided to issue options for 6,000,000 shares to certain senior executives, excluding the CEO of the Company, with vesting linked to the share price performance and at an exercise price of € 2.00. These more stringent vesting conditions for the options for senior executives are generally as follows: 100% of the options will vest if the share price reaches € 4.00 as an average for a consecutive 90 day period before the end of the first quarter of 2008; 80% of the options will vest if the share price reaches € 3.50 as an average for a consecutive 90 day period before the end of the first quarter of 2008; 40% of the options will vest if the share price reaches € 3.00 as an average for a consecutive 90 day period before the end of the first quarter of 2008; and none of the options will vest if the share price does not reach € 3.00 as an average for a consecutive 90 day period before the end of the first quarter of 2008. The Board of Directors has resolved that the Company should issue these stock options and has delegated the implementation of the plan to the Compensation Committee and the Stock Administration Committee.
Stock option activity was as follows:

	Number of options
	authorized not	Number of options		Average Price
	yet granted	outstanding	Price per share	per share

Balances, December 31, 2002	69,135,081	76,017,819	€0.83 - €7.96	€2.17
Options exercised	—	(197,387)	€0.83 - €1.13	€0.88
Options granted	(16,140,000)	16,140,000	€0.83 - €1.52	€1.37
Options lapsed	—	(10,500)	€0.83	—
Options forfeited	2,243,169	(9,675,019)	€0.83 - €6.00	€2.52
Options authorized	—	—	—	—
Balances, December 31, 2003	55,238,250	82,274,913	€0.83 - €6.00	€1.98
Options exercised	—	(1,169,457)	€0.83 - €1.71	€1.26
Options granted	(3,200,000)	3,200,000	€1.45 - €1.82	€1.66
Options lapsed	—	(65,000)	€1.35	—
Options forfeited	2,598,602	(10,168,141)	€0.96 - €6.00	€2.63
Options authorized	—	—	—	—
Balances, December 31, 2004	54,636,852	74,072,315	€0.83 - €6.00	€1.88
Options exercised	—	(2,158,526)	€0.96 - €1.71	€1.29
Options granted	(12,363,140)	12,363,140	€1.73 - €2.02	€1.89
Options lapsed	—	(74,150)	€1.52	—
Options forfeited	3,546,565	(5,676,726)	€0.96 - €6.00	€2.13
Options authorized	—	—	—	—

Balances, December 31, 2005	45,820,277	78,526,053	€0.83 - €6.00	€1.88

The following table summarizes information with respect to stock options outstanding and exercisable at December 31, 2005:

	Number	Weighted	Number
Exercise prices	of options	average remaining	of options
(in euros)	outstanding	contractual life (years)	exercisable

0.83	2,000,000	7.6	1,000,000
0.84	8,000,000	6.7	6,000,000
0.96	50,000	7.3	50,000
1.13	11,144,664	6.9	6,899,143
1.14	20,000	6.6	15,000
1.23	1,700,000	7.6	875,000
1.24	247,875	7.6	52,923
1.25	200,000	7.5	100,000
1.28	133,250	6.7	89,350
1.42	1,000,000	6.5	750,000
1.45	400,000	8.3	100,000
1.46	4,038,125	7.8	1,550,625
1.49	40,000	7.8	20,000
1.52	6,366,400	7.5	3,123,900
1.58	1,000,000	8.4	250,000
1.66	550,000	8.8	137,500
1.71	2,851,700	2.0	2,851,700
1.73	1,365,000	9.4	—
1.77	3,946,800	9.4	—
1.79	1,000,000	8.3	250,000
1.82	650,000	8.9	62,500
1.99	39,000	9.7	—
2.00	5,250,000	9.4	—
2.02	400,000	9.7	—
2.25	4,000,000	6.7	3,000,000
2.29	12,531,650	3.3	12,531,650
2.60	74,200	6.1	55,650
2.68	235,900	6.1	176,925
2.87	15,500	5.8	15,500
2.90	376,400	5.7	376,400
3.17	35,000	5.9	35,000
3.18	50,000	5.9	50,000
3.51	6,797,250	4.5	6,797,250
3.79	301,213	5.5	301,213
4.14	4,650	5.5	4,650
6.00	1,711,476	4.9	1,711,476
	78,526,053	6.4	49,233,355
Weighted average exercise price (options outstanding):			€1.88
Weighted average exercise price (options exercisable):			€2.07

On April 17, 2002, the Company’s Board of Directors voted to approve a rollover plan whereby the employees were offered an option to cancel stock options previously granted under plans adopted in 2000 and received reissued options at a new exercise price. This plan was launched on May 23, 2002 and 17,106,162 stock options with an average exercise price of € 4.52 were cancelled on June 5, 2002. 17,034,084 new stock options were granted on December 10, 2002 at an exercise price of € 1.13 corresponding to the market price of the Company’s shares on the date of the grant. As of December 31, 2005, 11,199,539 of the stock options resulting from the rollover were outstanding.

CONSOLIDATED FINANCIAL STATEMENTS
Stock options’ fair value is measured by use of a lattice-based option-pricing model. This model is derived from the standard binominal model and takes into account the effects of non-transferability, exercise restriction, as well as behavioral considerations. Inputs of the model were as follows:

		Average Gemplus	Average	Average
	Average contractual	stock price	stock option	risk-free	Average
	maturity	on grant date	exercise price	interest rate	volatility

Stock options granted in 2002	10 years	€1.13	€1.13	3.30%	53%
Stock options granted in 2003	10 years	€1.29	€1.25	2.34%	43%
Stock options granted in 2004	10 years	€1.79	€1.66	2.64%	38%
Stock options granted in 2005	10 years	€1.84	€1.89	2.78%	34%

For each grant, the volatility was determined by calculating the one-year historical volatility of the Company’s share price returns, over the last 250 market-days prior grant date.
Forfeiture rates as well as early leavers’ statistics (i.e. the likelihood an employee with vested stock options leaves the company prior stock options’ contractual maturity) have been estimated based on historical data.
Warrants
The Company has issued certain warrants which have not been exercised and remain outstanding as of December 31, 2005. These warrants give right to purchase 2,561,973 ordinary shares at a purchase price of €2.3375 per share at any time before July 2007.
25. COMPREHENSIVE INCOME
Comprehensive income is the change in equity attributable to equity holders of the Company during the year due to transactions and other events, other than dividends paid, treasury stock and common stock transactions. It includes net income and other comprehensive income for the year. Other comprehensive income is composed of: (i) the current year’s currency translation adjustment; (ii) the current year’s unrealized gains and losses on available-for-sale securities, net of tax; and (iii) the changes in fair value of effective hedges, net of tax.
The components of other comprehensive income in the shareholders’ equity section of the balance sheets as of December 31, 2005, 2004 and 2003, respectively, were as follows:
(in thousands of euros)

As of December 31	2005	2004	2003
Cumulative translation adjustment	(3,284)	(16,411)	(6,460)
Net unrealized gain (loss) on hedging instruments qualifying as effective	(1,123)	28,367	11,030

Other comprehensive income	(4,407)	11,956	4,570

The components of comprehensive income for the years ended December 31, 2005, 2004 and 2003, respectively, were as follows:
(in thousands of euros)

Years ended December 31	2005	2004	2003

Net income (loss)	91,398	6,291	(158,955)

Change in cumulative translation adjustment	13,127	(9,951)	(8,333)
Change in fair value of derivatives qualifying as effective hedging instruments	(29,490)	17,337	4,332

Change in cumulative other comprehensive income	(16,363)	7,386	(4,001)

Comprehensive net income (loss)	75,035	13,677	(162,956)

26. NET SALES
Analysis of net sales by category is as follows:
(in thousands of euros)

Years ended December 31	2005	2004	2003
Sales of goods	900,357	826,644	711,323
Sales of services	36,658	35,591	34,218
Other net sales	1,860	2,799	3,662

Total net sales	938,875	865,034	749,203

License fees and royalties are included in “other net sales”.
27. EXPENSES BY NATURE
Expenses by nature are as follows:
(in thousands of euros)

Years ended December 31	2005	2004	2003
Depreciation, amortization and impairment	(41,369)	(56,691)	(95,071)
External labor costs	(19,258)	(41,212)	(28,254)
Employee benefit expenses	(281,176)	(263,005)	(276,507)
Material costs	(367,135)	(327,080)	(285,146)
Other expenses	(163,182)	(150,728)	(198,011)

Total expenses	(872,120)	(838,716)	(882,989)

Employee benefit expenses by nature are as follows:
(in thousands of euros)

Years ended December 31	2005	2004	2003
Wages and salaries	(255,987)	(246,588)	(259,670)
Pension benefits — Defined contribution plans	(11,850)	(8,922)	(9,580)
Pension benefits — Defined benefit plans (see Note 21)	(3,230)	(2,238)	(1,918)
Share-based compensation expense(1)	(4,320)	—	—
Other expenses	(5,789)	(5,257)	(5,339)

Total employee benefit expenses	(281,176)	(263,005)	(276,507)

(1)	The Company has adopted IFRS 2 Share-based Payments starting January 1, 2005.
Headcount was 6,347, 5,476, and 5,037 as of December 31, 2005, 2004 and 2003, respectively.
28. FINANCIAL INCOME AND EXPENSE, NET
Financial income and expense, net, consists of the following:
(in thousands of euros)

Years ended December 31	2005	2004	2003
Financial income	8,821	8,245	10,484
Financial expense	(1,162)	(2,592)	(2,280)

Financial income (expense), net	7,659	5,653	(8,204)

Financial income is mainly composed of the return on short-term investments (see Note 6).
Financial expense is mainly composed of finance lease interest (see Note 19).

CONSOLIDATED FINANCIAL STATEMENTS
29. OTHER NON-OPERATING INCOME AND EXPENSE, NET
Other non-operating income and expense, net, consists of the following:
(in thousands of euros)

Years ended December 31	Notes	2005	2004	2003
Change in valuation allowance of Gains (losses) on available-for-sale financial assets	(16)	(2,807)	(858)	(2,487)
Gain on disposal of available-for-sale financial assets	(16)	4,782	—	—
Net foreign exchange gains (losses)	(31)	(4,276)	(5,900)	(8,652)

Other non-operating income and expense, net		(2,301)	(6,758)	(11,139)

“Net foreign exchange gains (losses)” is mainly composed of the ineffective portion of hedging instruments, and of exchange gains and losses on transactions of subsidiaries whose currency exposure is not managed at the Company’s corporate treasury level. Effective portion of hedging instruments, and exchange gains and losses on hedged commercial transactions, are reported in “Cost of sales” (see Note 31).
30. INCOME TAX EXPENSE
The components of income tax expense are as follows:
(in thousands of euros)

Years ended December 31	2005	2004	2003
Current taxes	(7,035)	(9,292)	(3,329)
Deferred taxes	26,851	(3,661)	(11,344)

Total income tax benefit (expense)	19,816	(12,953)	(14,673)

A reconciliation between the reported income tax expense and the theoretical amount that would arise using a standard tax rate is as follows:
(in thousands of euros)

Years ended December 31	2005	2004	2003

Income (loss) before taxes	71,582	19,244	(144,282)

Income tax calculated at corporate tax rate (1)	(21,746)	(5,846)	43,833
Effect of tax exemption	6,668	1,174	5,438
Effect of different tax rates	8,853	4,679	12,053
Effect of utilization of unrecognized tax assets	9,245	9,706	1,854
Effect of the reassessment of the recognition of deferred tax assets	25,767	(2,901)	(8,648)
Effect of unrecognized tax assets	(6,474)	(12,829)	(53,689)
Provision for tax risks (see Note 20)	660	(1,559)	186
Discounting of carry back receivable (see Note 20)	—	(3,018)	—
Effect of expenses non deductible and revenues non taxable and others	(3,157)	(14)	(5,659)
Effect of goodwill amortization resulting from mergers and acquisitions	—	(2,345)	(10,041)

Income tax benefit (expense)	19,816	(12,953)	(14,673)

(1)	Luxemburg tax rate of 30.38% in 2005, 2004 and 2003.
At each balance sheet date, the Company reassesses the recognition of its deferred tax assets. The Company recognizes deferred tax assets when it determines that it is more likely than not that the asset will be recovered from future taxable income within a reasonable time frame. This time frame reflects the rapid technological changes and corresponding shifts in customer demand to which the Company is subject. The Company returned to profitability in 2004, a trend which has been confirmed in 2005. This led the Company to recognize in 2005 deferred tax assets in certain tax jurisdictions.

In 2005, previously unrecognized deferred tax assets were recognized for an amount of € 25,767 thousand, in France, Germany, Mexico and Italy. In 2004 and 2003, the Company reduced the amount of deferred tax assets recognized in previous years by € 2,901 thousand and € 8,648 thousand, respectively, primarily reflecting the impact of business changes in certain tax jurisdictions.
The components of the net deferred tax assets recorded at December 31, 2005, 2004 and 2003 are as follows:
(in thousands of euros)

As of December 31	2005	2004	2003
ASSETS
Loss carryforwards	24,104	3,098	29,223
Excess book over tax depreciation and amortization	1,844	1,091	1,585
Other temporary differences	10,021	2,253	1,635

Total (1)	35,969	6,442	32,443

To be recovered after more than 12 months	26,922	3,621	29,163
To be recovered within 12 months	9,047	2,821	3,280

LIABILITIES
Excess tax over book depreciation and amortization	(7,121)	(178)	(294)
Other temporary differences	(414)	—	(289)

Total	(7,535)	(178)	(583)

Payable after more than 12 months	(7,121)	(178)	(294)
Payable within 12 months	(414)	—	(289)

Deferred tax assets, net	28,434	6,264	31,860

Deferred tax assets	32,788	6,264	31,860

Deferred tax liabilities	4,354	—	—

(1)	Unrecognized deferred tax assets amounted to € 307,905 thousand at December 31, 2005 (€ 328,339 thousand and € 212,368 thousand at December 31, 2004 and 2003, respectively).
The Company had no net deferred tax liability at December 31, 2004 and 2003. As at December 31, 2005, the Company had net deferred tax liabilities for an amount of € 4,354 thousand, mostly due to the fact that the assets acquired as part of the Setec business combination (see Note 5) have been recognized at their fair value whereas, for tax purposes, the assets retain their basis in hands of the seller.
In 2003, 2004 and 2005, the Company did not recognize potential deferred tax assets in amounts of € 212,368 thousand, € 328,339 thousand and € 307,905 thousand, respectively, excluding amounts subject to change of ownership limitations (€ 7,412 thousand , € 6,796 thousand and € 7,775 thousand, respectively, as at December 31, 2003, 2004 and 2005).
The Company offsets deferred tax assets and liabilities when it has a legally enforceable right to set off current tax assets against current tax liabilities, both of which relate to income taxes levied by the same taxation authority.
The gross variation in deferred income tax assets is as follows:
(in thousands of euros)

	2005	2004

As of January 1	6,264	31,860

Income statement charge	26,851	(3,661)
Acquisition of subsidiaries	(5,550)	—
Impact of tax loss carry-back election (see Note 20)	—	(24,040)
Other balance sheet reclassifications	511	2,178
Exchange differences	358	(73)

As of December 31	28,434	6,264

CONSOLIDATED FINANCIAL STATEMENTS
Loss carryforwards
As at December 31, 2005, the Company had total deferred tax assets available related to net operating loss carryforwards in the amount of € 331,254 thousand. The carryforward of € 20,272 thousand is limited to 20 years from the year the losses arose and substantially all of the remainder may be used indefinitely.
Taxes on undistributed earnings
Deferred taxes on the undistributed earnings of the Company’s foreign subsidiaries are provided for unless the Company intends to indefinitely reinvest the earnings in the subsidiaries. The Company intends to indefinitely reinvest undistributed earnings of its foreign subsidiaries in most countries. For subsidiaries where the Company does not have this intention, a distribution of the related earnings would not trigger taxes. Thus, the Company did not provide for deferred taxes on the earnings of those subsidiaries.
31. NET FOREIGN EXCHANGE GAINS (LOSSES)
The foreign exchange gains and losses (charged) credited to the Consolidated Statement of Income are included as follows:
(in thousands of euros)

Years ended December 31	2005	2004	2003
Net sales	8,580	—	—
Cost of sales	—	15,204	12,494
Research and development expenses	—	—	—
Selling and marketing expenses	—	—	—
General and administration expenses	—	—	—
Other non-operating income (expense), net (see Note 29)	(4,276)	(5,900)	(8,652)

Total net foreign exchange gains (losses)	4,304	9,304	3,842

Effective portion of qualified hedging instruments is recorded within operating income. Ineffective portion of qualified hedging instruments and exchange gains and losses on transactions not hedged are recorded within non-operating income (expense).
Since January 1, 2005, foreign exchange gains or losses arising from the Company’s business activities and qualified hedges under IAS 39 are no longer exclusively recorded in cost of sales. Instead, the gains or losses are allocated to the portion of the income statement relating to the underlying currency exposure.

32. NET INCOME (LOSS) PER SHARE CALCULATION
A reconciliation of the numerator and denominator of basic and diluted net income per share is provided as follows:
As net loss was reported in 2003, the dilutive effects of stock options, warrants and shares to be issued were excluded from the net loss per share calculation in this period, as the effect would be anti-dilutive.
Gemplus SA shares to be contributed are included in the weighted average number of common shares outstanding (see Note 23).
(in thousands of euros, except shares and per share data)

Years ended December 31	2005	2004	2003

Net income (loss) attributable to equity holders of the Company (numerator)	89,890	4,674	(161,107)

Shares used in basic net income (loss) per share calculation (denominator):

Weighted average number of common shares outstanding	618,337,539	606,672,060	605,658,965

Dilutive effect of stock options	16,457,030	12,350,412	5,625,142

Weighted average diluted number of shares outstanding	634,794,569	619,022,472	611,284,107

Shares used in diluted net income (loss) per share (denominator)	634,794,569	619,022,472	605,658,965

Net income (loss) per share attributable to equity holders of the Company (in euros)

Basic	0.15	0.01	(0.27)
Diluted	0.14	0.01	(0.27)

33. SEGMENT INFORMATION
33.1 Primary reporting format — operating segments
In 2005, the Company continued to report in three operating segments: (i) Telecommunications segment, (ii) Financial Services segment, and (iii) Identity and Security segment, according to the operating structure set up in 2004.
There are no changes with respect to the Telecommunications segment, which includes our wireless solutions, as well as prepaid telephone cards and other products.
The Financial Services segment remains unchanged and includes systems and services based on chip card technology in areas such as financial services, loyalty programs, transportation access and pay-television, as well as magnetic strip plastic cards for banking applications.
The Identity and Security segment is unchanged and includes systems and services based on chip card technology in areas such as national ID, healthcare, driver’s license, car registration, passport and visa, e-government secured services, physical and logical access control as well as smart card readers and interfacing technologies.
Our activities in Financial Services and Identity and Security segments include the sales of chip card readers to our customers and chip card interfacing technologies to device manufactures.
These three segments have different customer bases, and each of them has separate financial information available. Management evaluates these segments regularly, decides how to allocate resources and assesses their performance. The Company’s management makes decisions about resources to be allocated to the segments and assesses their performance using net sales, gross profit and operating income (loss). The Company does not identify or allocate assets to the operating or geographic segments nor does management evaluate the segments on this criterion on a regular basis.

CONSOLIDATED FINANCIAL STATEMENTS
The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies as discussed in Note 2.
The following tables present selected segment data for the years ended December 31, 2005, 2004 and 2003:
(in thousands of euros)

Years ended December 31	2005	2004	2003
Net sales
Telecommunications	654,516	641,775	542,534
Financial Services	202,870	182,237	168,167
Identity and Security	81,489	41,022	38,502

Net sales	938,875	865,034	749,203

Gross profit
Telecommunications	241,517	220,781	166,776
Financial Services	41,873	37,672	31,951
Identity and Security	26,518	12,048	8,529

Gross profit	309,908	270,501	207,256

Operating expenses
Telecommunications	(158,657)	(148,982)	(196,123)
Financial Services	(43,198)	(63,948)	(88,527)
Identity and Security	(41,298)	(31,253)	(56,392)

Operating expenses	(243,153)	(244,183)	(341,042)

Operating income (loss)
Telecommunications	82,859	71,799	(29,347)
Financial Services	(1,325)	(26,276)	(56,576)
Identity and Security	(14,779)	(19,205)	(47,863)

Operating income (loss)	66,755	26,318	(133,786)

33.2 Secondary reporting format — geographical segments
The Company’s three business segments operate in three main geographical areas, even though they are managed on a worldwide basis.
The following is a summary of sales to external customers by geographic area for the years ended 2005, 2004 and 2003:
(in thousands of euros)

Years ended December 31	2005	2004	2003
Europe, Middle East and Africa	491,050	443,141	407,718
Asia	172,649	194,292	171,860
Americas	275,176	227,601	169,625

Net sales	938,875	865,034	749,203

Revenues from external customers are based on the customers’ billing location. Accordingly, there are no sales transactions between operating segments. The Company does not allocate long-lived assets by location for each geographic area. The Company’s country of domicile is Luxemburg in which sales to customers are insignificant.
34. DIVIDENDS PER SHARE
The Company did not pay any dividend during 2005, 2004 and 2003.

35. FINANCIAL ASSETS AND LIABILITIES AT FAIR MARKET VALUE
Derivative financial instruments (forward exchange contracts; currency options contracts) are accounted for at value. Non marketable investments for which fair value cannot be measured reliably are carried at cost, net of any accumulated impairment. The carrying amount of financial assets and liabilities which can be measured reliably is a reasonable approximation of their fair value.
36. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest and income taxes are as follows:
(in thousands of euros)

Years ended December 31	2005	2004	2003
Cash paid for:
Interest	1,666	1,987	3,069
Income taxes	9,591	36,206	3,651

Changes in trade accounts receivable and related current liabilities are as follows:
(in thousands of euros)

		Change in		Acquisition
	As of January 1,	working	Currency	of subsidiary		As of December 31,
	2005	capital	adjustments	(see Note 5)	Transfers	2005
Trade accounts receivable, net	(148,512)	(15,590)	(9,010)	(9,910)	—	(183,022)
Related current liabilities	22,545	3,457	893	4,679	—	31 ,574

Trade accounts receivable and related current liabilities	(125,967)	(12,133)	(8,117)	(5,231)	—	(151,448)

Changes in trade accounts payable and related current assets are as follows:
(in thousands of euros)

			Change in
		Change in	non-trade		Acquisition
	As of January 1,	working	accounts	Currency	of subsidiary		As of December 31,
	2005	capital	payable	adjustments	(see Note 5)	Transfers	2005
Trade accounts payable net	94,025	3,589	155	2,146	5,303	867	106,085
Related current assets	(12,548)	(2,767)	(674)	(402)	(1,294)	398	(17,287)

Trade accounts payable and related current assets	81,477	822	(519)	1,744	4,009	1,265	88,798

Changes in inventories are as follows:
(in thousands of euros)

		Change in		Acquisition
	As of January 1,	working	Currency	of subsidiary		As of December 31,
	2005	capital	adjustments	(see Note 5)	Transfers	2005

Inventories	(115,610)	22,661	(4,394)	(10,330)	—	(107,673)

CONSOLIDATED FINANCIAL STATEMENTS
Changes in salaries, wages and other include mainly the following:

						(in thousands of euros)
		Change in
	As of January 1,	working	Currency	Acquisition of		As of December 31,
	2005	capital	adjustments	subsidiary	Transfers	2005
Salaries, wages	55,198	2,437	1,335	3,844	(76)	62,738
Other operating assets and liabilities	(4,191)	1,992	(554)	291	(1,556)	(4,018)

Salaries, wages and other	51,007	4,429	781	4,135	(1,632)	58,720

Depreciation, amortization and impairment include the following:

Years ended December 31	Notes	2005	2004	2003
Property, plant and equipment, depreciation	(11)	33,136	42,243	51,064
Goodwill amortization and impairment	(12)	—	7,718	33,051
Other intangible assets depreciation	(14)	8,233	6,730	10,956

Depreciation, amortization and impairment		41,369	56,691	95,071

Changes in value-added and income taxes are as follows:

		Change in				(in thousands of euros)
	As of January 1,	working	Currency	Acquisition of		As of December 31,
	2005,	capital	adjustments	subsidiary	Transfers	2005

Value-added and income taxes	4,175	(1,021)	95	2,800	(699)	5,350
37. COMMITMENTS AND CONTINGENCIES
Legal proceedings
On May 26, 2005, the Aix-en-Provence Court of Appeal rendered a decision in favor of Gemplus SA in a proceeding originally brought by Mr. Alain Nicolai. That decision reversed a judgment of the Marseille Commercial Court against Gemplus SA in the amount of € 21,952 thousand, and ordered the reimbursement of an escrow in such amount that Gemplus SA had established in 2004. In 2005, the Company recorded the reimbursement of the escrow, and reversed a provision for this matter that it had recorded on December 31, 2004, in the amount of €5,200 thousand. The claimants in this action have filed requests for further review by the French Supreme Court and the Aix-en-Provence Court of Appeal, which are currently pending, and which the Company believes are without merit.
In 2000, Marc Lassus, a former chairman of the Company’s Board, was granted a loan of € 71,900 thousand to finance the exercise of stock options. In December 2001, Mr. Lassus ceased his positions with the Company. In the second quarter of 2002, the Company learned that Mr. Lassus had financial difficulties that would affect his ability to repay the loan. Accordingly, the Company recorded a provision amounting to € 67,582 thousand, taking into account an outstanding liability of USD 10,000 thousand (corresponding to € 8,392 thousand, € 7,335 thousand and € 8,001 thousand as of December 31, 2005, 2004 and 2003, respectively) relating to a severance payment and an amount of € 1,545 relating to employment payments, which are conditioned on reimbursement of the loan. In proceedings brought by the Company, in April 2004, an arbitral tribunal issued a final award in favor of the Company and its indirect subsidiary against Mr. Lassus in the amount of € 71,900 thousand, plus accrued interest and attorneys’ fees and costs. The Company has not forgiven the loan or released the arbitration award.
Prior to 2005, the Company recorded a provision of € 9,000 thousand for the risks related to a patent legal action under the caption “Non-current portion of provisions” (see Note 20.1). Because some risks remain in certain areas, the Company has decided to maintain this provision.

In the first quarter of 2006, the Sanctions Commission of the Autorité des Marchés Financiers (“AMF”) imposed upon the Company a fine of € 600 thousand. This sanction was in respect of the documents de rèfèrence filed by the Company in respect of the years 2000 and 2001. The Commission ruled that the Company had not communicated any misleading information with respect to its accounting results. The Company has decided to appeal this decision before the Paris Court of Appeal. The Company recorded a provision in the amount of € 600 thousand in respect of this matter in the fourth quarter of 2005.
In addition to the legal action and claims mentioned above, the Company is subject to legal proceedings, claims and legal actions arising in the ordinary course of business. The Company’s management does not expect that the ultimate costs to resolve these other matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
Contractual obligations
The Company leases some of its manufacturing and office space under non-cancelable operating leases. These leases contain various expiration dates and renewal options. Future minimum lease payments under all non-cancelable operating leases as of December 31, 2005, 2004 and 2003 are described in the table below.
As of December 31, 2005, 2004 and 2003, the Company’s contractual obligations are as follows:

		(in thousands of euros)
		Schedule of payments
Contractual obligations as of December 31, 2005	Total	Less than 1 year	1 to 5 years	More than 5 years
Borrowings	725	131	512	82
Finance lease obligations	35,811	6,595	20,903	8,313
Operating lease obligations	35,778	10,123	16,004	9,651
Purchase obligations (1)	114,506	110,612	3,894	—
Other long-term obligations	—	—	—	—

Total	186,820	127,461	41,313	18,046

(1)	Including € 69,400 thousand related to microprocessor chips purchase commitments.

				(in thousands of euros)
		Schedule of payments
Contractual obligations as of December 31, 2004	Total	Less than 1 year	1 to 5 years	More than 5 years
Borrowings	—	—	—	—
Finance lease obligations	44,549	7,235	25,392	11,922
Operating lease obligations	18,412	3,894	6,119	8,399
Purchase obligations (2)	60,934	60,934	—	—
Other long-term obligations	—	—	—	—
Total	123,895	72,063	31,511	20,321

(2)	Including € 46,800 thousand related to microprocessor chips purchase commitments.

				(in thousands of euros)
		Schedule of payments
Contractual obligations as of December 31, 2003	Total	Less than 1 year	1 to 5 years	More than 5 years
Borrowings	—	—	—	—
Finance lease obligations	51,151	7,377	25,961	17,813
Operating lease obligations	16,098	5,187	7,446	3,465
Purchase obligations (3)	79,202	78,106	1,096	—
Other long-term obligations	—	—	—	—
Total	146,451	90,670	34,503	21,278

(3)	Including € 54,500 thousand related to microprocessor chips purchase commitments.

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2005, 2004 and 2003, no obligations or commitments other than those disclosed in the note above would have a significant impact on the Company’s Consolidated Financial Statements.
Off-balance sheet arrangements
The Company enters into off-balance sheet arrangements in the ordinary course of its business. These arrangements include purchase and lease obligations, operating leases (both presented in the tabular disclosure of contractual obligations above) and bank guarantees issued to third parties.
Bank guarantees issued to third parties can be presented as follows:

		(in thousands of euros)
December 31	2005	2004	2003
Performance, down payment and bid bonds	11,670	10,340	10,817
Other bank guarantees related to operations	2,514	3,811	6,518

Total bank guarantees issued to third parties	14,184	14,151	17,335

As of December 31, 2005, bank guarantees, mainly performance bonds and bid bonds, amounted to € 14,184 thousand. These guarantees are issued as part of the Company’s normal operations in order to secure the Company’s performance under contracts or tenders for business. These guarantees become payable based upon non-performance of the Company.
As of December 31, 2005, guarantees related to operations included an amount of € 2,079 thousand (2004: € 2,658 thousand) relating to a potential liability in respect of the restricted cash in China (see Notes 10 and 38). In 2005, the Company recorded a provision in an amount of € 603 thousand with respect to this guarantee.
38. RELATED PARTY TRANSACTIONS
The following transactions were carried out with related parties:
a) Key management
Compensation of key management personnel
The compensation of key management personnel (persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director — whether executive or otherwise — of the Company) paid in 2005, 2004 and 2003 by the Company is summarized as follows:

		(in thousands of euros)
Years ended December 31	2005	2004	2003
Salaries and other short-term employee benefits	8,834	8,052	6,191
Termination benefits	1,393	261	1,219
Post-employment benefits	33	19	—
Other long-term benefits	—	—	—
Share-based compensation expense (1)	1,694	—	—

Total compensation of key management personnel	11,954	8,332	7,410

(1)	The Company has adopted IFRS 2 Share-based Payments starting January 1, 2005. Accounting for Share-based compensation under IFRS 2 would have resulted in a compensation expense amounting to € 1,416 thousand and € 371 thousand for the year ended December 31, 2004, and 2003 respectively.
During 2005, 2004 and 2003, the Company has issued, respectively 7,870,000, 2,400,000 and 3,650,000 stock options to the members of its key management personnel. During 2005, the Company also granted 500,000 restricted shares to a member of its key management personnel.

Loans to key management personnel
In 2002 and 2003, loans totaling an amount of € 317 thousand were granted to three members of the key management personnel. As of December 31, 2003, these loans were fully reimbursed. In 2000, a loan was granted to Mr. Lassus and has not been reimbursed as of December 31, 2005 (see Note 37).
During 2005, 2004 and 2003, no loans were granted to key management personnel.
b) Purchases of goods and services

		(in thousands of euros)
Years ended December 31	2005	2004	2003
Associates	4,277	3,192	940
Related parties	10,844	6,146	6,679

Total purchases of goods and services	15,121	9,338	7,619

In 2005, an affiliate of the Company entered into an agreement with Dell Products to purchase computer equipment for the Company and its affiliates. The Company estimates that it will purchase up to € 4,000 thousand of equipment under this agreement in the period commencing in 2005 through December 31, 2006. Mr. Alex Mandl, the Company’s CEO and one of its directors, is also a director of Dell Computer Corporation. Mr. Mandl had no involvement in this transaction.
In 2005, a subsidiary of the Company entered into an agreement for the provision of human resources management services with SuccessFactors, Inc., a California company, in which TPG Ventures, LP holds a 20% equity interest and has board representation. The contract is valued at approximately € 300 to 400 thousand. TPG Ventures, LP, is under common control with TPG Partners III, LP, which holds an equity interest in the Company. Messrs. David Bonderman and William S. Price III, who are directors of the Company, are also officers, directors and equity owners of the entities that manage and control TPG Partners III, LP and TPG Ventures, LP. Mr. Geoffrey Fink, who is also a director of the Company, is a principal of the manager of TPG Partners III, LP. Messrs. Bonderman, Price and Fink had no involvement in the approval of this transaction.
In 2005, an affiliate of the Company entered into an agreement with DataCard Corporation, a US company, to purchase equipment and related services (software, maintenance and training), spare parts and consumables until the end of 2007 for the Company and its affiliates. In 2005, the Company purchased € 8,115 thousand of equipment and services under this agreement. DataCard Corporation is a related party to certain individual members of the Quandt family who themselves control entities which are shareholders of the Company. The individual members of the Quandt family had no involvement in this transaction.
c) Sales of goods and services

		(in thousands of euros)
Years ended December 31	2005	2004	2003
Associates	555	—	—
Related parties	85	—	—

Total sales of goods and services	640	—	—

In 2005, an affiliate of the Company entered into an agreement with Clear2Pay Services NV, a Belgian company, to supply certain volumes of chip cards for up to € 210 thousand. Mr. Michel Akkermans, one of the Company’s directors, is also the chairman and CEO of Clear2Pay. Mr. Akkerman had no involvement in this transaction.
In 2005, an affiliate of the Company entered into an agreement with Sim2Travel Inc., a Taiwanese company, to supply certain volumes of chip cards for approximately € 240 thousand. Mr. Kurt Hellstrom, one of the Company’s directors, is also a director and minority investor of Sim2Travel Inc. Mr. Hellstrom had no involvement in this transaction.

CONSOLIDATED FINANCIAL STATEMENTS
d) Year-end balances arising from sales/purchases of goods and services

		(in thousands of euros)
December 31	2005	2004	2003
Receivables from:
Associates	295	—	—
Related parties	—	—	—

Total receivables	295	—	—

		(in thousands of euros)
December 31	2005	2004	2003
Payables to:
Associates	279	405	173
Related parties	2,140	1,379	1,385

Total payables	2,419	1,784	1,558

e) Loans receivable from/payable to Associates
As of December 31, 2005, the Company had loans receivable from Associates for an amount of € 495 thousand. As of December 31, 2005, the Company had no loans payable to Associates.
f) Related Party Transactions
GemVentures 1 NV, a wholly owned subsidiary of the Company and Dassault Multimedia SAS are minority shareholders of Welcome Real Time SA. Mr. Thierry Dassault, who was one of the Company’s directors until April 2004, is also the Chairman of Dassault Multimedia, which is part of Groupe Industrel Marcel Dassault, which is a shareholder of the Company. On October 9, 2003, GemVentures and Dassault Multimedia entered into an agreement providing for a loan by GemVentures to Dassault Multimedia of Welcome Real Time shares constituting 1.5% of Welcome Real Time’s capital. The loan grants Dassault Multimedia the dividend and voting rights associated with the shares in exchange for the right to receive a certain percentage of any dividends that Dassault Multimedia might receive in respect of the loaned shares. Upon expiration of the agreement on September 30, 2009, Dassault Multimedia is obligated to return the shares to GemVentures. Upon the occurrence of certain events set forth in the agreement, GemVentures may request that the shares will be returned within two months from the date of the event. On the same date, GemVentures also entered into another agreement with an unrelated party for the loan of the same number of Welcome Real Time shares on identical arm’s-length terms.
On March 9, 2004, Apeera Inc. entered into a share and asset purchase agreement with Intuwave Ltd by which the shares of Apeera France SAS, a wholly owned subsidiary of Apeera Inc., and certain assets were sold to Intuwave for a consideration payable in shares with a value of €3,000 thousand, plus an additional € 1,000 thousand upon fulfillment of certain technological and commercial conditions. GemVentures (a wholly owned subsidiary of the Company) and TPG Ventures, LP, both shareholders of Apeera Inc., were parties to such agreement for the purposes of guaranteeing the obligations of Apeera Inc., in respect of the warranties and indemnities given by Apeera Inc. TPG Ventures, LP, is managed by Texas Pacific Group, which is a shareholder of our Company. Three of our Directors are respectively managing partners and a principal of Texas Pacific Group.
On July 30, 2004, Certplus SA, a French company in which Gemplus Trading SA, indirectly a wholly owned subsidiary of the Company, holds 99.9% of the shares, and Infrasec, a French company, entered into a contribution agreement. As a result of this agreement, Certplus contributed to Infrasec its certification services operator business division. In return, Certplus received 19.1% of the shares of Infrasec. Dassault Multimedia, which is part of Groupe Industriel Marcel Dassault, which is a shareholder of the Company, became shareholder of Infrasec with 1.2% of the share capital of Infrasec, and Mr. Thierry Dassault, who was one of the Company’s directors until April 2004, has become Chairman of the Board of Directors of Infrasec. Thereafter Infrasec was renamed as Keynectis and Certplus was renamed as Gemplus Participations.

Tianjin Gemplus Smart Card Co. Ltd (“TGSC”) is a joint venture established initially between a French subsidiary of the Company, Gemplus SA, owning 51% of the total equity interest in TGSC, and Tianjin Telephone Equipments Factory (“TTEF”) owning the remaining 49% of the total equity interest in TGSC. Gemplus (Tianjin) New Technologies Co. Ltd (“GTNT”), an indirectly wholly-owned subsidiary of the Company, has agreed to make a time deposit with China Everbright Bank (the “Bank”) following a pledge, in favor of the Bank, by TTEF of 30% of the total equity interest to secure a loan of CNY 90,000 thousand made by the Bank to TTEF. Afterwards, TTEF transferred its whole equity interest held in TGSC to a parent company named Tianjin Zhong Tian Telecommunications Co. Ltd (“ZT”) with Gemplus SA consent subject to an increase of the pledge from 30% to 45.8% of the total equity interest in TGSC. In the event of (i) a failure to comply with conditions and warranties agreed by TTEF and/or Shanghai Post Telecommunications Equipment (“SPTE”) which are the co-shareholders of ZT, and (ii) the subsequent activation of the pledge, GTNT or the Company would have to purchase back the whole equity interest held by ZT in TGSC, using the amount of the time-deposit. As of December 31, 2005, CNY 20,000 thousand (€ 2,079 thousand as of December 31, 2005) remains to be reimbursed by TTEF under the loan agreement, secured by a corresponding time deposit amount made by GTNT (see Note 10).
In 2005, TGSC (the joint venture between a French subsidiary of the Company, Gemplus SA, owning 51% of the total equity interest in TGSC, and Tianjin Zhong Tian Telecommunications Co. Ltd (“ZT”) owning the remaining 49% of the total equity interest in TGSC) entered into a tripartite loan agreement with ZT and China Construction Bank, pursuant to which TGSC agreed to make available to the Bank a loan of RMB 5,000 thousand, for a loan to be granted by the Bank to ZT. ZT is responsible for the repayment of the loan and its repayment is secured out of the 2005 dividends of TGSC to be declared. As of December 31, 2005, the entire amount of the loan (€ 520 thousand) remained to be reimbursed.
In 2005, an executive vice president of the Company, exercised warrants granted to him in 2001 for the purchase of 3,934 shares in Gemventures 1 NV, a wholly-owned subsidiary of the Company. Pursuant to a put option agreement between the Company and this executive entered into in 2001, the Company acquired in 2005 the 3,934 shares in Gemventures 1 NV purchased by this executive for € 393 thousand, with additional payments to be made to this executive if Gemventures NV 1 realizes certain financial gains. Such an additional consideration has been accrued for this executive in an amount of € 170 thousand in 2005.
39. EVENTS AFTER THE BALANCE SHEET DATE
On February 28, 2006, the Company’s shareholders approved a distribution of reserves (share premium) of an amount of € 0.26 per share, subject to the satisfaction of a condition precedent relating to the completion of the proposed combination with Axalto N.V. The total amount of the distribution would be approximately € 164,000 thousand, based on the number of shares currently outstanding, and would equal approximately € 185,000 thousand on a fully diluted basis.

CONSOLIDATED FINANCIAL STATEMENTS
40. DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ADOPTED BY THE EU AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The Company’s Consolidated Financial Statements are prepared in accordance with IFRS as adopted by the EU, which differ in certain respects from generally accepted accounting principles in the United States (US GAAP).
The principal differences between IFRS as adopted by the EU and US GAAP are presented below with explanations of certain adjustments that affect consolidated net income and total shareholders’ equity:

	(in thousands of euros, except shares and per share amounts)
Years ended December 31	2005	2004 (restated)	2003

Net income (loss) in accordance with IFRS	91,938	6,291	(158,955)
Minority interest	(1,508)	(1,617)	(2,152)
Capitalized development costs	—	—	7,321
Goodwill amortization and impairment	—	10,528	(18,522)
Reversal of restoration of impairment losses on long-lived assets	117	19	(2,555)
Stock options accounting	2,689	(6,950)	(6,399)
Purchase accounting	—	—	(837)
Discounting of tax carryback receivable	(1,095)	2,754	—
Deferred combination costs	(3,259)	—	—
Other differences	(9)	(57)	26
Deferred tax effect of US GAAP adjustments	(35)	(3)	393
Total differences between US GAAP and IFRS	(3,100)	4,674	(22,725)
Net income (loss) in accordance with US GAAP	88,838	10,965	(181,680)
Change in cumulative other comprehensive adjustment in accordance with IFRS	(16,364)	7,386	(4,001)
Change in effect of adjustments on other comprehensive income	(2,718)	(661)	240
Other comprehensive income (loss) in accordance with US GAAP, net of tax	(19,082)	6,725	(3,761)
Comprehensive income (loss) in accordance with US GAAP	69,756	17,690	(185,441)
Net income (loss) per share in accordance with US GAAP
Basic	0.14	0.02	(0.30)
Diluted	0.14	0.02	(0.30)
Number of shares:
Basic	618,337,539	606,672,060	605,658,965
Diluted	634,794,569	619,022,472	605,658,965

			(in thousands of euros)
December 31	2005	2004 (restated)	2003

Shareholders’ equity in accordance with IFRS	837,706	721,313	707,085
Minority interest	(12,837)	(10,701)	(12,073)
Goodwill amortization and impairment	41,183	41,183	30,655
Reversal of restoration of impairment losses on long-lived assets	(2,393)	(2,148)	(2,555)
Non-recourse loans	(4,276)	(4,276)	(4,276)
Purchase consideration	(11,292)	(11,292)	(11,292)
Other comprehensive income	(10,293)	(8,565)	(7,904)
Discounting of tax carryback receivable	1,659	2,754	—
Deferred combination costs	(3,259)	—	—
Other differences	10	19	76
Deferred tax effect of US GAAP adjustments	266	301	363
Total differences between US GAAP and IFRS	(1,232)	7,275	(7,006)
Shareholders’ equity in accordance with US GAAP	836,474	728,588	700,079

Restatement of previously issued US GAAP reconciliation
Accounting for a tax carryback receivable
The Company determined that it was required to restate the discounting of its carryback under US GAAP. A carryback was recognized in 2004. As the cash settlement of this receivable will occur in mid-2007, the carryback has been discounted under IFRS. Under US GAAP, as the carryback is the indirect consequence of a tax settlement and paragraph 3(e) of APB 21 specifically exempts tax settlements from its scope, the impact of discounting has been restated to present the carryback receivable at nominal value.
The following table presents the impact of the restatement adjustment on the Company’s previously reported 2004 US GAAP reconciliation:

	(in thousands of euros, except shares and per share amounts)
Years ended December 31	2004	2004
	(as previously reported)	(restated)

Net income in accordance with IFRS	6,291	6,291
Minority interest	(1,617)	(1,617)
Reversal of restoration of impairment losses on long-lived assets	19	19
Stock options accounting	(6,950)	(6,950)
Goodwill amortization and impairment	10,528	10,528
Discounting of tax carryback receivable	—	2,754
Other differences	(57)	(57)
Deferred tax effect of US GAAP adjustments	(3)	(3)
Total differences between US GAAP and IFRS	1,920	4,674
Net income in accordance with US GAAP	8,211	10,965
Change in cumulative other comprehensive adjustment in accordance with IFRS	7,386	7,386
Change in effect of IFRS/US GAAP adjustments on other comprehensive income	(661)	(661)
Other comprehensive income in accordance with US GAAP, net of tax	6,725	6,725
Comprehensive income in accordance with US GAAP	14,936	17,690
Net income per share in accordance with US GAAP:
Basic	0.01	0.02
Diluted	0.01	0.02
Number of shares:
Basic	606,672,060	606,672,060
Diluted	619,022,472	619,022,472

	(in thousands of euros)
	2004	2004
December 31	(as previously reported)	(restated)

Shareholders’ equity in accordance with IFRS	721,313	721,313
Minority interest	(10,701)	(10,701)
Reversal of restoration of impairment losses on long-lived assets	(2,148)	(2,148)
Non-recourse loans	(4,276)	(4,276)
Purchase consideration	(11,292)	(11,292)
Goodwill amortization and impairment	41,183	41,183
Other comprehensive income	(8,565)	(8,565)
Discounting of tax carryback receivable	—	2,754
Other differences	19	19
Deferred tax effect of US GAAP adjustments	301	301
Total differences between US GAAP and IFRS	4,521	7,275
Shareholders’ equity in accordance with US GAAP	725,834	728,588

CONSOLIDATED FINANCIAL STATEMENTS
Reporting discontinued operations
The Company decided to terminate the activities of its subsidiaries SLP Infoware SA (SLP) in 2003 and Certplus in 2004. Under IFRS, the Company assessed that those activities were not separate lines of business and recorded the impact of the discontinuation of the activity within operating income. Under US GAAP, the Company determined that it was required to report the discontinuation of SLP and Certplus as discontinued operations. Under US GAAP, a component of an entity that has been disposed and in which the entity will not have any significant continuing involvement after the disposal transaction, is reported in discontinued operations.
The following table presents the impact of the restatement adjustments on the Company’s 2004 and 2003 net income (loss) from continuing operations in accordance with US GAAP:

	(in thousands of euros, except shares and per share amounts)
Years ended December 31	2004	2004	2003	2003
	(as reported above)	(restated)	(as previously reported)	(restated)

Net income (loss) from continuing operations in accordance with US GAAP	10,965	12,519	(181,680)	(146,093)
Loss on discontinued operations	—	(1,554)	—	(35,587)
Net income (loss) in accordance with US GAAP	10,965	10,965	(181,680)	(181,680)
Net income (loss) from continuing operations per share in accordance with US GAAP:
Basic	0.02	0.02	(0.30)	(0.24)
Diluted	0.02	0.02	(0.30)	(0.24)
Net income (loss) from discontinued operations per share in accordance with US GAAP:
Basic	—	(0.00)	—	(0.06)
Diluted	—	(0.00)	—	(0.06)
Net income (loss) from per share in accordance with US GAAP:
Basic	0.02	0.02	(0.30)	(0.30)
Diluted	0.02	0.02	(0.30)	(0.30)
Explanations of certain adjustments
Minority interest
Under IAS 1 (revised 2003), minority interest is presented within net income. The portion of net income attributable to equity holders of the Company and to minority interest is presented at the foot of the consolidated statements of income. Minority interest is also presented within equity in the consolidated balance sheet. Under US GAAP, net income and shareholders’ equity are presented net of minority interest.
Capitalized development costs
The Company capitalizes certain research and development costs other than for software development where it is expected that the product under development will be produced and will be profitable. Such capitalized research and development costs are amortized over a period no longer than three to five years. Under US GAAP, research and development costs other than for software development are expensed as incurred.

Goodwill amortization and impairment
Under US GAAP, goodwill and intangible assets with indefinite lives are not amortized but tested for impairment at least annually at the reporting unit level.
In 2003 and 2004, under IFRS, the Company amortized goodwill for an amount of € 10,528 thousand and € 19,199 thousand respectively. The Company adopted the provisions of IFRS 3 “Business Combinations” whereby goodwill amortization was discontinued as of January 1, 2005 and goodwill is tested annually for impairment at the cash-generating units level.
Under US GAAP, as a result of performing its impairment testing at the reporting unit level, the Company recorded a goodwill impairment charge in 2003 amounting to € 57,600 thousand. Under IFRS, the Company performed its impairment testing at the level of the cash-generating units, which are the smallest identifiable group of assets that generate cash inflows. As a result, for IFRS purposes, certain charges recorded in 2003 under US GAAP have already been considered in a previous period. The Company recorded a goodwill impairment charge of € 19,879 thousand in 2003 under IFRS.
Under US GAAP, reversal of impairment losses are prohibited whereas under IFRS they are permitted under certain circumstances.
Reversal of restoration of impairment losses on long lived assets
Under US GAAP, reversal of impairment losses are prohibited whereas under IFRS they are required under certain circumstances.
Stock options accounting
Until December 31, 2004, under IFRS, share-based payment transactions had no impact in the Consolidated Statement of Income. As a result of the adoption of IFRS 2 starting January 1, 2005, the Company charges the cost of these transactions to the income statement. The Company measures the cost of services rendered by reference to the fair value of equity instruments granted (see Note 2.4).
Stock option plans are also treated as compensatory plans under US GAAP. For the purpose of this reconciliation, the Company has adopted Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) and related interpretations in accounting for its employees stock options. Under APB 25, unearned compensation is recognized as a reduction in shareholders’ equity when the exercise price of stock options is below the fair value of the underlying shares on the grant date. This approach does not take into account the fair value of the equity instruments granted.
For purposes of financial reporting under US GAAP, the Company is required to follow the disclosure provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), “Accounting for Stock-Based Compensation”, amended by FAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure, which requires that the Company discloses pro forma net income and earnings per share as if the Company’s compensation expense had been calculated using the fair value based method prescribed by SFAS 123.

CONSOLIDATED FINANCIAL STATEMENTS
Had compensation expense for the Plans been determined based upon the estimated grant date fair value using the fair value method as provided by SFAS 123, the Company’s net income and earnings per share for the years ended December 31, 2005, 2004 and 2003, would have been as follows:

		(in thousands of euros, except for earnings per share)
Years ended December 31	2005	2004 (restated)	2003

Net income (loss) in accordance with US GAAP, as reported	88,838	10,965	(181,680)
Add: total stock-based compensation expense included in reported net income, net of related tax effect	1,631	6,950	6,399
Deducted: total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(13,911)	(27,379)	(17,674)

Pro forma US GAAP net income (loss)	76,558	(9,464)	(192,955)

Earnings per share:
Basic — as reported	0.14	0.02	(0.30)
Basic — pro forma	0.12	(0.02)	(0.32)
Diluted — as reported	0.14	0.02	(0.30)
Diluted — pro forma	0.12	(0.02)	(0.32)

Purchase accounting
Under US GAAP, certain considerations exchanged in a business combination that require continued employment of the selling shareholders, are treated as compensation expenses, with a cumulative impact on the Company’s shareholders’ equity of € 11,292 thousand since December 31, 2003. Under IFRS, these considerations are treated as part of the purchase price allocation.
Under IFRS, when accounting for business combinations, additional consideration, which is contingent on achieving specified earnings levels in future periods, is estimated based on the most probable amount payable. Under US GAAP, the fair value of the consideration is recorded only when the contingency is resolved. As of December 31, 2004, additional consideration amounting to € 500 thousand was recorded under IFRS in other non-current liabilities against goodwill (€ 1,000 thousand as of December 31, 2003) in relation to an earn-out provision. This additional consideration was not recorded under US GAAP. Consequently, goodwill and other non-current liabilities have not been reduced. This difference between IFRS and US GAAP had no impact on net income or shareholders’ equity, and as of December 31, 2005, no such difference remains.

Deferred combination costs
The Company incurred certain external costs, which have been deferred under IFRS and will be included in the cost of the proposed business combination to take place in 2006. Indeed, a letter of understanding has been signed between Axalto and Gemplus whereby the accounting acquirer will pay for the combination related costs if the combination takes place. Under US GAAP, the combination costs should be expensed as incurred and the amounts forgiven will be treated as capital contribution for the Company at the moment when the combination takes place.
Non-recourse loans
In 2000, the Company entered into arrangements with certain executives whereby they were granted a certain number of options and loans. The loans were treated as non recourse loans at origination. Non-recourse loans are shown as a reduction of shareholders’ equity under US GAAP.
Other comprehensive income
After the implementation of IAS 39, there are no reconciling items between IFRS and US GAAP related to other comprehensive income, except for the accounting for pensions (€ 10,212 thousand in 2005, €8,428 thousand in 2004 and € 7,769 thousand in 2003) and for the foreign currency translation adjustment related to US GAAP adjustments (€ 81 thousand in 2005, € 137 thousand in 2004 and € 135 thousand in 2003). FASB Statement No. 87, “Employers’ Accounting for Pension”, requires the Company to recognize a minimum pension liability equal to the amount by which the actuarial present value of the accumulated benefit obligations exceeds the fair value of plan’s assets, i.e. the unfunded amount. This liability is recorded, net of tax, within other comprehensive income.
41. OTHER REQUIRED DISCLOSURES UNDER US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Income taxes
The components of income (loss) before tax are as follows:

		(in thousands of euros)
Years ended December 31	2005	2004	2003
Domestic(1)	7,683	19,590	14,195
Foreign	63,899	(346)	(158,477)
Income (loss) before tax	71,582	19,244	(144,282)

(1)	Luxemburg.

CONSOLIDATED FINANCIAL STATEMENTS
Presentation of the Consolidated Statement of Income
The operating income (loss) would have been as follows under US GAAP:

		(in thousands of euros)
Years ended December 31	2005	2004	2003

Operating income (loss) in accordance with IFRS	66,755	26,318	(133,786)
Goodwill amortization on consolidated subsidiaries	—	7,718	18,237
Reversal of restoration of impairment losses on long-lived assets	117	19	(2,555)
Purchase consideration	—	—	(837)
Capitalized development costs	—	—	7,321
Stock options accounting	2,689	(6,950)	(6,399)
Deferred combination costs	(3,259)	—	—
Other differences	9	(57)	26

Operating income (loss) in accordance with US GAAP as previously reported	66,311	27,048	(154,467)

Loss on discontinued operations	—	(1,554)	(35,587)

Operating income (loss) in accordance with US GAAP as restated	66,311	28,602	(118,880)

Recently issued accounting standards under US GAAP, which could affect the reconciliation
In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, “Inventory Costs” (FAS 151). FAS 151 amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, “Inventory Pricing”, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of FAS 151 is not expected to have an impact on the Company’s financial position, results of operations or cash flows.
In December 2004, the FASB issued FAS 123 (revised 2004), “Share-Based Payment” (FAS 123R) which is effective in annual periods commencing after June 15, 2005 and will require that the Company use the fair value method to calculate the expense related to employee share based awards. The Company currently uses the intrinsic value method to measure compensation expense for share-based awards to the Company’s employees. Included in the US GAAP disclosures is the pro forma net income and earnings per share as if the Company had used a fair-value-based method similar to the methods required under FAS 123R to measure the compensation expense for employee share awards during its 2005, 2004 and 2003 fiscal years. The company uses the fair value method under IFRS.
In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) 107, which offers guidance on FAS 123R. SAB 107 was issued to assist preparers by simplifying some of the implementation challenges of FAS 123R while enhancing the information that investors receive. SAB 107 creates a framework that is premised on two overarching themes: (a) considerable judgment will be required by preparers to successfully implement FAS 123R, specifically when valuing employee stock options; and (b) reasonable individuals, acting in good faith, may conclude differently on the fair value of employee stock options. Key topics covered by SAB 107 include valuation models, expected volatility and expected term. In October 2005, the FASB issued FSP FAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R)”. In November 2005, the FASB issued FSP FAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards”. These interpretations provide further guidance on the implementation of FAS 123R as set out in their respective titles. The Company will apply the principles of SAB 107 and these interpretations in conjunction with its adoption of FAS 123R.

In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections” (“FAS 154”), which replaced APB No. 20, “Accounting Changes» and FAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. FAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle by requiring voluntary changes in accounting principles to be reported using retrospective application, unless impractical to do so. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.
In March 2005, the FASB issued Interpretation No. 47, «Accounting for Conditional Asset Retirement Obligations<< (“FIN 47”), which states that a company must recognize a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated. FIN 47 clarifies that conditional obligations meet the definition of an asset retirement obligation in FAS No. 143, “Accounting for Asset Retirement Obligations”, and therefore should be recognized if their fair value is reasonably estimable. FIN 47 is effective no later than the end of the first fiscal year ending after December 15, 2005, and will be adopted by the Company beginning December 1, 2005. The adoption of this interpretation is not expected to have a material effect on the Company’s financial condition or results of operations
In June 2005, the Emerging Issues Task Force reached consensus on Issue No. 05-6, “Determining the Amortization Period for Leasehold Improvements” (“EITF 05-6.”). EITF 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance in EITF 05-6 will be applied prospectively and is effective for periods beginning after June 29, 2005. Adoption of this standard is not expected to have a material impact on the Company’s financial position or results of operations.
In June 2005, the FASB issued Staff Position FAS 143-1, “Accounting for Electronic Equipment Waste Obligations” (“FSP 143-1”), which provides guidance on the accounting for certain obligations associated with the Waste Electrical and Electronic Equipment Directive (the “Directive”), adopted by the European Union (“EU”). Under the Directive, the waste management obligation for historical equipment remains with the commercial user until the customer replaces the equipment. FSP 143-1 is required to be applied to the later of the first reporting period ending after June 8, 2005 or the date of the Directive’s adoption into law by the applicable EU member countries in which the manufacturers have significant operations. Adoption of this standard is not expected to have a material impact on the Company’s financial position or results of operations.
In September 2005, the FASB issued EITF Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (“EITF 04-13”). The issue provided guidance on the circumstances under which two or more inventory transactions with the same counterparty should be viewed as a single nonmonetary transaction within the scope of APB Opinion No. 29, “Accounting for Nonmonetary Transactions.” The issue also provided guidance on circumstances under which nonmonetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 will be effective for transactions completed in reporting periods beginning after March 15,2006. The Company is evaluating the impact that this will have on its consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS
42. LIST OF SUBSIDIARIES
In 2005, 2004 and 2003, the Company acquired interests in various companies mainly activities related to its core business.
As of December 31, 2005, the list of subsidiaries was as follows:
Subsidiaries

Name of the company	Country
Gemplus Finance SA	Luxemburg
Gemplus Argentina SA	Argentina
Gemplus NV	Belgium
Gemventures 1 NV	Belgium
Gemplus do Brasil Produtos Electronicos, Ltda	Brasil
Gemplus Bank Note, Ltda	Brasil
Gemplus Canada Inc	Canada
Gemplus International Trading Shanghai Co. Ltd	China
Gemplus China Investment Co. Ltd	China
Tianjin Gemplus Smart Card Co. Ltd	China
Goldpac Datacard Solutions Zhuhai Co. Ltd	China
Goldpac SecurCard Zhuhai Co. Ltd	China
Gemplus Tianjin New Technologies Co. Ltd	China
Silver Dragon Microelectronics Co. Ltd	China
Gemplus Beijing Electronics R&D Co. Ltd	China
Gemplus de Colombia SA	Colombia
Gemplus SRO	Czech Republic
Setec Danmark A/S	Denmark
Gemplus Nordic Oy	Finland
Setec Oy Setec Corporate Holding Oy	Finland Finland
Gemplus SA	France
Gemplus Trading SA	France
ST GEM GIE Gemplus Participations SA	France France
SLP SAS	France
Gemplus GmbH Celo communications GmbH	Germany Germany
Zenzus Holdings Ltd	Gibraltar
Great Steps Ltd	Hong Kong
Goldpac Datacard Solutions Co. Ltd	Hong Kong
Gemplus India Ptd Ltd	India
Celocom Ltd	Ireland
Gemplus Italia Srl	Italy
Gemplus Japan Co. Ltd	Japan
Gemcard Sdn BhD Pte Ltd	Malaysia
Gemplus Industrial SA de CV	Mexico
Gemplus BV	Netherlands
Celo communications BV	Netherlands
Setec Norge AS	Norway
Gemplus Pologne Sp.zo.o.	Poland
Polski Plastik Sp.zo.o.	Poland
Gemplus Sp.zo.o.	Poland
Gemrokitki Sp.zo.o.	Poland
Gemplus LLC	Russia
Gemplus Technologies Asia Pte Ltd	Singapore
SecurCard Gemplus Pte Ltd	Singapore
Gemplus Microelectronics Asia Pte Ltd	Singapore
Gemplus Asia Pacific Pte Ltd	Singapore
Gemplus Southern Africa Pty Ltd	South Africa
Gemplus Card International Espana SA	Spain
Setec Sverige AB	Sweden
Setec Tag AB	Sweden
Gemplus Management and Trading SA	Switzerland
Setec Card Ltd	Thailand
GemCard (Thailand) Co. Ltd	Thailand
Gemplus Middle-East FZ-LLC	UAE
Gemplus Ltd	United Kingdom
Gemplus Associates International Ltd	United Kingdom
Gemplus Corp.	USA
Gemplus Card International de Venezuela, CA	Venezuela

SHAREHOLDER INFORMATION
Shareholder Services
Gemplus International
Shareholder Services Department
2-4, place des Alpes,1201 Geneva
Switzerland
HSBC France
Services aux Actionnaires
Avenue Robert-Schuman-BP 2704
51051 Reims Cedex
France
service_relations_actionnaires@ccf.fr
Depositary for American Depositary Shares
Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
U.S.A.
Annual General Meeting
April 25, 2006 — 11: 00 am
Hotel Royal, 12, boulevard Royal, L-2449 Luxemburg.
Stock Exchanges
The shares of Gemplus International SA are quoted on the following exchanges:

Exchange	Symbol	Currency
Euronext Paris SA The Nasdaq Stock Market	LU0121706294-GEM GEMP 36866Y102	EUR USD
Investor Relations Contracts
Céline Berthier
2-4, place des Alpes, 1201 Geneva
Switzerland
T: + 41 22 544 50 00
Information via the Internet
Internet World Wide Web users can access Gemplus annual reports, financial information and press releases through
http://investor.gemplus.com
Gemplus International SA
46A, avenue J.F. Kennedy
L-1855 Luxemburg
T: +352 26 005 226 - F: +352 26 005 832
www.gemplus.com

“© 2006 Gemplus SA. All rights reserved. Gemplus, the Gemplus Logo, GemXplore, GemXplore Generations, GemPC,
GemTwin, GemPCTwin, SatesITe, GemInstant, GemConnect, GemServices, GemShare, GemVision, GemValue, GemSenses,
GemEasy, ResIDent, SIMfrastructure, Xxpress Campaign Technology, CardLikeMe,
Earthcard are trademarks and services marks of Gemplus SA and are registered in certain countries.
All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners”.
Design and production — L’ Agence Synelog
Credits photos: Cover: Paul Harris — Stone/Getty Images

Profile	Gemplus is a world leader in secure solutions for identification, transactions and communications. We design and manufacture systems, products and services based on secure cards for clients in the Telecommunications, Financial Services, Identity and Security industries.

Gemplus International SA (GISA) is incorporated in the Grand Duchy of Luxemburg, and has subsidiaries and associates around the world. Together, we refer to them as “Gemplus”.
Gemplus’s revenue for 2005 was € 938.9 million. GISA’s shares are traded on the Euronext Paris Market and the Nasdaq National Market.
LEADERSHIP
Gemplus was an industry leader in 2005 in its major business segments by both shipments and revenues for the seventh consecutive year.
EXPERIENCE
Founded in 1988, Gemplus is one of the original pioneers of technology for securing identification, transactions and communications and a driving force in its constant evolution.
INNOVATION
Our significant investment in research and development has earned us an outstanding reputation for innovation, creating enhanced value for our clients.
PROXIMITY
With 58 sales and marketing offices, 20 personalization facilities and 11 manufacturing sites strategically located around the world, we are able to respond rapidly to our clients’ local needs.
RESPONSIBILITY
We are determined to implement high standards of corporate social responsibility to safeguard the long-term interests of our stakeholders.
5    A UNIQUE BLEND OF FIVE KEY STRENGTHS

1

WE PROVIDE CONVENIENT, EASY TO USE SECURITY
GEMPLUS
SECURITY
We secure our solutions so that only the right people can use them to identify themselves, make a transaction or communicate. One of the primary means of doing this is cryptography, and we are recognized as having one of the leading teams of specialists in private industry.
SMART CARDS
To create a smart card, we purchase silicon microprocessors, or “chips”, that we convert into ultra-thin “modules”. These we embed into plastic cards that we print in our facilities around the world. It’s the modules that make the cards “smart”. They appear in the form of the small gold square you find on secure banking cards, for example. “Contactless” cards also contain a hidden antenna. Next, we personalize the cards both electronically and graphically with the end-user’s individual credentials. Finally, we send them to our clients or directly to their customers.
SECURE CARDS AND OBJECTS
We also make lots of other types of secure cards with other security features, such as magnetic stripes, holograms, biometric applications and secure printing materials. Many incorporate two or more security features depending on our customers’ specifications. Indeed, aside from cards, we also make a number of secure objects like dongles, tokens, e-passports and so on. Whatever the form, our products consistently combine convenience, portability, ease-of-use and security.
OPERATING SYSTEMS
An important part of our added value lies in the operating systems we develop to run on the modules. In this respect our systems are to cards what Windows™ is to personal computers, and they are among the fastest, most reliable and most versatile on the market today.
SOLUTIONS AND SERVICES
Putting modules in plastic is only a small part of what we do. In fact we can deliver all or part of a complete project, offering training, consulting and integration services, as well as software and hardware. That’s why we call ourselves a “solutions provider”.
SOFTWARE AND HARDWARE
Our software helps our clients manage their cards, solutions and applications. It includes automatic Over-The-Air (OTA) updating of SIM cards in mobile phones, the support for secure card authentication built into the Windows™ operating systems, and our personalization solutions for banks. Our hardware, or “interfaces”, includes the card readers built into many laptops, for example, as well as stand-alone devices.
(1) SIM (Subscriber Identity Module): The smart card used in GSM and other mobile phones.

2

YOU DEMAND INNOVATION SERVICE AND TRUST
YOU
DIFFERENTIATION
We help our clients differentiate themselves from their competitors by offering a wide range of innovative solutions, enabling them to safeguard security, increase efficiency, boost revenues and enhance loyalty.
SUPPORT
We enable our clients to make the most of our products and solutions by offering extensive training programs, consultation, testing services and user groups. In addition, we support our clients with local account management teams, technical consultants and specialist hotlines.
FLEXIBILITY
With our significant production capacity, we can lelp our clients manage fluctuations in demand for both commodity and high-end products. To create more value, we are consistently driving down costs through efficient production techniques and purchasing strategies.
EXPERTISE
Through our innovative partner programs, we work closely with hundreds of specialists worldwide. This expert network helps our clients exploit the latest technological developments, benefit from local knowledge and introduce new services rapidly to their customers.
SATISFACTION

Our clients are our number one priority, and that’s why we pay close attention to their comments and suggestions. Our worldwide listening program regularly invites their feedback on our service, so that we can hear, understand and act on their requirements.
Billions of consumers around the world use our products daily as the SIM(1) card in their mobile telephones, and as the cards for banking, loyalty programs, travel tickets, healthcare, identity and passports in their wallets.

A STRONG PERFORMANCE: A CLEAR MARKET STRATEGY. TAKING A GLOBAL PERSPECTIVE, WE CAPITALIZE ON OUR WORLDWIDE PRESENCE, OUR EXCEPTIONAL PRODUCTION AND PERSONALIZATION CAPACITY, OUR INVESTMENT IN RESEARCH AND DEVELOPMENT AND OUR ACCUMULATED KNOW-HOW.
VISION AND
Letter from Alex Mandl,
Chief Executive Officer, Gemplus
2005 was a strong year for Gemplus. We did well against almost every business indicator, achieving continuous financial improvement, growing robustly in our core businesses and reinforcing our position as a leading provider of secure solutions. We also significantly improved customer and employee satisfaction.
In June we acquired Setec to enhance our e-passport capabilities; and in December we announced our intention to merge with Axalto, with the aim of creating a world leader in digital security.
Behind all this lies a vigorous strategy based on a clear view of our marketplace, its opportunities and its challenges.
Greater security, greater ease of use
In the coming years we will all be increasingly connected by ever more convergent technologies. With this in mind, we have a vision of a world that progressively offers greater security and greater ease of use; a world where people have more opportunities to communicate and less fear of fraud; where personal freedom is enhanced and privacy is protected.
At Gemplus, we are helping to make this happen not only for the benefit of those billions of end-users, but also for our clients and other stakeholders. And since the world – and our place in it – is indeed complex, our business strategy embraces many diverse factors.

GROWTH
Opportunities and challenges
We see outstanding opportunities for secure card based technology. We have already sold over 1.25 billion SIM cards for mobile phones and we expect this number to go on rising, both for high-power and entry-level cards.
In the financial services sector, we are delivering smart and other secure banking cards to a growing number of institutions on every continent. In the US, contactless payment is taking off and looks set to create significant demand.
The world is alsowaking up to the benefits of this technology for identity and security.
Some national governments in Europe and Asia are already rolling out biometric passports for their citizens, while the US is hot on their heels.
Against this very encouraging perspective, the picture close to the ground is more complex. Each variant of our technology has different requirements, particularly in terms of production and personalization. Even with the same technology, our clients around the world have different needs, both culturally and commercially.
Like other parts of the technology sector, we have been facing — and responding to — continuous pressure on our selling prices, as well as commodity pricing on some products. In the niche segment of pre-paid phone and scratch cards, demand is declining faster than anticipated. Just as importantly, future growth will come from new segments where we expect to see card manufacturers competing with many other technologies.
A coherent and effective strategy
In the face of these competitive pressures, we have developed an approach to our business that unifies two different ways of working into a single, coherent and effective strategy. At its core is our passion for serving our clients better, faster and more effectively.
Taking a global perspective, one major strand capitalizes on our worldwide presence, our exceptional production and personalization capacity, our investment in research and development, and our accumulated know-how. These qualities deliver significant economies of scale and flexibility, along with highly innovative technologies.
The second strand takes a local view. Here, we have devised specific strategies geared to the differing demands of our clients, and have developed products, solutions and services to match the needs of their end-users. Among these
On course to achieve our goals
In 2005, we made significant progress towards our key medium-term objectives:
•	World leadership in secure platforms

•	Growing faster than the competition

•	Best-in-class financial results

•	A better-balanced portfolio

•	Continuously improving client satisfaction

5

General
Management
Committee
as of January 1,
2006
Alex J. Mandl
President and Chief Executive Officer
THIS BOLD MOVE, AIMED AT CREATING A WORLD-CLASS ENTERPRISE, IS A REWARD FOR THE MOMENTUM WE HAVE BEEN GENERATING.
Ernie Berger
Executive Vice-President,
President Americas
Stephen Juge
Executive Vice-President,
General Counsel
VISION AND
initiatives, we have widened our range of value-added services like personalization and packaging.
Setec: strength in security
A major move in 2005 was the acquisition of the Finnish company Setec, a world leader in electronic passports and security printing. This important step has expanded our business portfolio and given us access to new technologies, including polycarbonate, that are critical for successful growth in the electronic identity sector.
Growth across all key businesses
With robust growth in each of our major businesses, we achieved one of our key goals in 2005 and out-performed some of our major competitors. Identity and Security enjoyed its best ever year, almost doubling its revenue. This reflects both first-time consolidation of Setec and strong organic growth. The latter was driven mainly by sales to government agencies in the US and to corporations in Europe. While Setec was supplying digital passport data pages to Norway and Sweden, we provided contactless technology for French border control, our enterprise identity management system to Pfizer, national ID cards in the Middle East, secure driving licenses to India and e-government security applications to China.
Our Mobile Telecom business chalked up record sales and won enthusiastic customer endorsement for our quantum-leap technology GemXplore Generations, launched in February. Total SIM shipments rose 34% year-on-year, reflecting strong sales notably in the Americas and EMEA. Our product mix continued to improve, with higher-end cards increasing to 10% of our total shipments. Despite lower average selling prices our operating profit was up 38.6% thanks to a combination of high volumes, lower chip purchasing prices and improved manufacturing efficiency. Financial Services also saw vigorous growth as EMV(1) deployment accelerated across all regions, especially Europe, Asia and Latin America. Our newly certified Gemlnstant PayPass solution positions us to take full advantage of the increasing worldwide interest in contact less payment.
Our clients, our priority
In 2005 we launched our company wide “customer-centric” campaign, to bring us closer to our clients.
We listen attentively to their comments through our annual “Tell Me” survey of hundreds of clients worldwide, allowing us to continuously improve our activities for their benefit. In 2005 we also expanded the channels and frequency of direct contacts with them.
Our clients appreciate our long-standing commitment to R&D. This is producing a steady stream of innovative

(1)	EMV: The industry standard for international debit/credit smart cards established by Europay, MasterCard® and Visa™.

6

Martin McCourt
Executive Vice-President,
President Asia
Jean-Francois Schrelber
Executive Vice-President,
Strategy
Jacques Seneca
Executive Vice-President,
President EMEA (Europe,
Middle East & Africa)
Frans Spaargaren
Executive Vice-President,
Chief Financial Officer
Emmanuel Unguran
Executive Vice-President,
Operations
Philippe Vallie
Chief Technology Officer,
Executive Vice-President,
Product & Marketing
GROWTH
added-value propositions to help them differentiate themselves from their competitors.
Robust financial performance
Thanks to this performance our overall financial results for the year were very positive and in line with our long-term objectives.
We registered further efficiency gains and streamlined our organization. Even with the consolidation of Setec and higher sales our operating expenses were basically flat at € 243.2 million and therefore down from 28.2% to 25.9% of revenue. We were also able to improve gross margins through improved manufacturing efficiency and strong reduction of purchasing prices for raw materials. Net sales, meanwhile, rose 8.5% year-on-year to € 938.9 million; our operating margin increased to 7.1 % of our net sales; and our net income attributable to equity holders rose substantially from € 4.7 million to € 89.9 million.
Gemalto™, a world leader in digital security
On the strength of this performance, we announced in December our intention to combine with Axalto in a friendly merger of equals. Our two companies will form Gemalto™, a world leader in digital security.
This is good news for all our stakeholders and for our clients in particular. Our two companies will share best practices, strengthen and accelerate R&D activities, optimize manufacturing capability and have more facilities close to our clients worldwide. We will work together to provide them with superior service, enhanced innovation, more customized solutions, faster time to market and all the benefits of increased efficiency.
This bold move, aimed at creating a new world-class enterprise, is a fitting reward for the momentum we have been generating in recent years.
The proposed merger is subject to regulatory approval. Until that is obtained, Gemplus and Axalto remain two independent companies, managed and operated separately, continuing to compete actively and providing their clients with the same quality of support as ever.
Creativity and commitment
None of this would be possible without the continuing dedication of our employees around the world. I would like to thank them personally for their outstanding creativity, energy and commitment, and for their unrelenting faith in Gemplus. Together, we are building an exciting and dynamic future. I would also like to thank our shareholders for their continuing and valuable support.
/s/ Alex Mandl

7

GEMPLUS WORLD
Gemplus operates in three dynamic, developing regions covering every continent. We have offices and sites in some 58 countries, and are actively working in many more.
AMERICAS
2005 Highlights
Canada: Our R-UIM cards enhance
mobile user benefits
US: Our (U)SIM(1) cards are selected for
3G migration
US: MasterCard® certifies our
contactless payment solution
US: Leading bank selects our contactless
payment cards
US: We deliver enterprise security to
global company
Mexico: Our biometric EMV cards are
selected by major bank
South America: We install over 100
mobile solutions and OTA platforms
1,483*
HEADCOUNT
29%
REVENUE
• Gemplus office
- Manufacturing site
• Personalization site
- R&D site

* Headcount as at December 31, 2005.
(1) The Universal SIM (USIM) is a SIM built for 3G. It performs the same functions as the 2G SIM, but also ensures continuity of service when migrating to 3G and enables a new range of data services.

8

WIDE
EUROPE, MIDDLE EAST AND AFRICA
2005 Highlights
Russia: We deploy first wave of new generation EMV cards
Europe: Our new SIM platforn is selected by major mobile group
France: We are selected for electronic visa pilot
Itlay: We fulfill first mass delivery of EMV cards to Italian bank
Kuwait: Select supplies world’s largest order for PKI SIM cards
Kenya: Our airtime reload solution has been deployed for mobile users
3,182*
HEADCOUNT
52%
REVENUE
1,682*
HEADCOUNT
19%
REVENUE
ASIA
2005 Highlights
China: We deliver the country’s first EMV cards to a leading bank
Japan: We deliver EMV modules to Japan’s largest issuer
Hong Kong: We completed first high speed OTA SIM download
Singapore: Our technology is selected for biometric e-passports
Australiya: Our OTA platform improves network coverage
India: Our smart cards are used for national vahicle registration

People value the inherent convenience, portability and security of secure card solutions, which they are now using in more and more ways on every continent. The many segments comprise three key sectors.
KEY SECTOR
Telecommunications SIM innovation
We help operators roll out innovative services for their customers and boost revenues.
World’s top supplier
Gemplus is the only vendor to supply the world’s top ten mobile operators using SIMs. In fact, we serve over 250 mobile operators across all continents using the GSM(1) and other standards.
Innovative solutions
The SIM is the mobile operators’ sole link with their customers. Our SIMs, software and solutions (the SIMfrastructure) make the most of that link by powering a wide range of revenue generating voice and data services. These can be easily adapted for diverse countries and customer segments.
Multimedia power
The arrival of multimedia phones and services presents new questions and challenges to operators. Our next generation technology provides the answers. Flexible and powerful, it improves service roll-out, empowers one-to-one marketing, and makes multimedia usage simple, safe and rewarding.
Public telephony
Gemplus remains a leading player in public telephony. In total, we have shipped over three billion phone cards.
KEY PRODUCTS
GemXplore Generations: the first true multimedia (U) SIM for advanced services(from 128KB to 1GB). GemConnect OTA: remote management of SIMs and services. GemServices Outsourcing: SIM and software expertise from a Gemplus hosting center
Identity & Security Trusted technology
We apply field-proven technologies to security and identity programs worldwide.
Enterprise security
Gemplus has delivered advanced security solutions for employee identity and B2B transactions for more than a decade. Our open “SafeslTe” system has been deployed inside corporations and governments the world over.
Government ID
We have extensive experience in delivering secure ID programs. Our “ReslDent” system answers government needs for national identification, drivers’ licenses, vehicle registration, border control, healthcare and other schemes.
Electronic passport
Through our company Setec, we are the world’s leading provider of secure technology and security printing for contactless e-passports. Our “GemBorder” solution comprises a complete range of components and services.

(1)	GSM (Global System for Mobiles communications): a European standard for cell phones that has now been widely adopted throughout the world.

10

Setting standards
We are deeply involved in standardization initiatives, including the International Civil Aviation Organization (ICAO), the European Union’s Identification, Authentication and Signature (IAS) specification, the US Federal Information Processing Standards (FIPS), Common Criteria and more.
KEY PRODUCTS
Sales To for enterprise security cards, token readers, software card management and services. ResiDent for e-government ID: cards, security printing, software, personalization and services.
GemBorder for contactless
e-passports and e-visas: OS, applet, inlay and security printing.
Financial Services Payment expertise
We enable our clients to generate revenue and increase loyalty in banking, retailing, pay TV and mass transit.
Experienced partner
Gemplus’s strategy in secure banking solutions combines three key concepts: proximity to our clients, product innovation and first class execution. With substantial gains in the financial and loyalty segments over recent years, we are a leading player in this sector.
Comprehensive offer
We offer the most extensive range of cards, personalization services and solutions, as well as training, consulting and project management.
Creative cards
With our new card body materials, innovative designs, numerous packaging options and value-added services, our clients can promote their cards as lifestyle accessories, revitalize their card programs and acquire new customers.
Flexible solutions
Our solutions let our clients provide contactless payment for fast, secure transactions as well as instant issuance of personalized cards at a branch or retail outlet. They also help increase card usage by combining payment with other applications like loyalty and online authentication.
KEY PRODUCTS
GemShare, GemVision & GemValue:
EMV compliant payment cards.
GemAuthenticate: a complete solution to secure online services
GemSense: our popular personalization solutions.
Gemlnstant: our range of contactless payment cards.

11

RESEARCH & DEVELOPMENT
Our leading-edge research and development is key to long-term client satisfaction, enabling us to deliver innovative solutions that help our customers differentiate themselves from the competition.
An outstanding track record
Gemplus has a long and successful track record in R&D. This is vital to securing the company’s future, boosting quality and adding value to the products and services we deliver to our clients.
We have consistently given a high priority to innovation, with R&D investment representing 6.6% of global revenue in 2005. This has enabled us to assemble a top-notch team of over 600 researchers, engineers and highly skilled technicians, including internationally renowned experts in security and cryptography.
To best serve our clients, our R&D centers are strategically positioned in key zones around the world, including La Ciotat (France), Ismaning (Germany), Singapore, Beijing (China), Vantaa (Finland) and Horsham (US).
Improved performance for our clients
To anticipate our clients’ needs, our research centers focused on a wide range of innovative and incremental developments in 2005, aimed at improving:
• Connectivity: by adding network capabilities.
• Available memory space: by turning to new memory families such as “flash”, enabling the leap to gigabyte-sized cards.
• Deployment and integration: by using standard tools and languages (e.g. Java and NET) to develop card applications and accelerate the introduction of new products.
CONTINUOUS IMPROVEMENT
Product quality and reliability is a major priority in our development centers.
• Performance: by enhancing communication protocois and optimizing operating systems for both hardware and software.
• Security: by focusing on critical issues including secure printing for the identity sector.
• Over-The-Air (OTA) update efficiency: by delivering a new generation OTA system capable of managing extra fast large-scale mobile campaigns.
Developing tomorrow’s products
We caused a stir at the international Java One conference in San Francisco in June 2005 when we unveiled a prototype secure card with optimized memory management capable of networking, executing several applications in parallel and loading Java programs using J2ME(1).

(1)	J2ME: Java 2 Micro Edition, a version of the Java operating system for devices like mobile handsets.

14

In November, we won the prestigious Sesame Award for Best Software at the international Cartes 2005 exhibition with our innovative smart .NET(1) based platform. This reduces the effort needed to integrate secure devices (like dongles, smart cards, etc.) into existing IT infrastructures, and enables governments, enterprises, businesses and consumers to benefit from the security of our solutions without the complexity.
All our research themes are designed to benefit our products of the future. Already in 2005 they were the subject of 48 articles in scientific publications. In addition, Gemplus researchers served on 28 scientific conference program committees. Because of this intensive activity we lead our industry in Intellectual Property, ranking in the top 20 for the number of patents granted in France in 2004 (2). We are therefore well positioned to achieve our overriding goal, namely to anticipate and fulfill our clients’ needs.
Innovation brings client benefits
Our R&D teams have made Gemplus the worldwide reference for OTA technology. In June 2005 our Australian client “3 mobile” asked us to update nearly half a million (U)SIM cards while they were still in the field, and without the user having to enter a point of sale. This enabled “3” to reduce the heavy costs and hassle of (U)SIM replacement; and helped their customers take advantage of improved network coverage simply, quickly and with minimal intrusion.

(1)	Microsoft® .NET is the Microsoft strategy for connecting systems, Information and devices through Web services to enable people to collaborate and communicate more effectively.

(2)	Source: Institut National de la Propriété Industrielle.

15

RESEARCH & DEVELOPMENT
Certified quality
Improving product quality and reliability is a major priority in our development centers. Testifying to the maturity of our software development processes, two of our key R&D teams, based both in France and Singapore, received CMM((1) Level 3 certification in 2005. Two other teams have CMM Level 2. No other similar company has this recognition. Certification and quality assurance also play a central role in our drive for enhanced product security, in line with the Common Criteria certification process. An outstanding example of this in 2005 was our release of the first contactless payment card certified by MasterCard®. We also received a FIPS(2) level 3 certification by the US Department of Defense.
Setting standards
Through intense participation in standardization activities, Gemplus is driving adoption of international norms, ensuring that different types of cards and applications work together seamlessly and speeding up the roll out of new technologies. Leading by example, we offer the widest range of interoperable cards, and with our commitment to the Java Card standard we deliver a flexible, secure experience to clients and end-users.
GEMPLUS’S R&D CENTER, FRANCE
In 2005. our R&D team based at La Ciotat, France, gained CMM 3 certification. No other similar company has this recognition.
Leveraging our expertise through collaborative ventures
Gemplus is taking part in several publicly funded research projects. We are leading InspireD, the largest cooperative R&D initiative ever sponsored by the European Commission in the secure card domain. The consortium comprises the main European secure card players, including Europe’s five top card manufacturers, secure silicon chip vendors, innovative SMEs (Small and Medium Enterprises) and top academic units. The ambitious objective is to develop a common technology platform for the next generation of secure products called TPDs (Trusted Personal Devices). Gemplus is also a board member of the Secure Communicating Solutions (SCS) Competitiveness Cluster, a French initiative aimed at boosting results-driven R&D. SCS is a regional gathering of research and education players in the microelectronics, software, and communications sectors.

(1)	CMM: Capability Maturity Model. Developed at Carnegie Mellon University’s Software Engineering Institute (SEI), In the U.S, CMM Is considered the industry standard for measuring the maturity of an organization’s software development process, and covers both smart cards and OTA platforms.

(2)	FIPS: The US Government’s Federal Information Processing Standards.

16

TELECOMMUNICATIONS
As the mobile phone market continues to grow briskly, Gemplus is delivering an ever wider range of SIM cards to meet differing needs on every continent.
A SIM for every need
Mobile telecommunications have replaced fixed phone lines as the preferred means of communication around the world.
With more than 1.6 billion SIM cards in use today, the technology is in the hands of a vast spectrum of people with widely varying needs and means. Gemplus is developing products to meet every one of those needs across a broad price range.
New levels of SIM performance bring greater client and user benefits
In some advanced countries SIM penetration is nearing or exceeding 100%. In these cases, the challenge for operators is no longer to acquire new customers, but to retain existing subscribers and encourage them to use more data services.
To achieve this, increasingly powerful 3G card platforms are being unleashed on the market, with up to 1 gigabyte (GB) of memory storage and high-speed data transfer. With the (U)SIM card at the heart of the user experience, these powerful branding tools are enabling a steady stream of new features, more exciting content and greater convenience.
With worldwide experience in 3G roll-out, Gemplus is at the forefront of this move, supplying more (U)SIM cards than any other player.
GemXplore enables mobile multimedia
Unveiled in 2005, the GemXplore Generations card is our trailblazing response to the demand for increased functionality, with versions offering greatly enhanced connection speeds and storage capacity (up to 1GB and more). Operators can manage their mobile services remotely while allowing end-users to store all their personal and multimedia content, an important benefit when they change handsets.
342 MILLION SIM CARDS SUPPLIED IN 2005
GETTING MORE FROM YOUR MOBILE
Subscribers can get an increasing range of innovative services like mobile TV and video using Gemplus’s high powered SIM cards.

17

TELECOMMUNICATIONS
This card helps operators to reinforce their brands by offering innovative services and managing exclusive content, including storage of multimedia messaging services (MMS), secure access to mobile TV, multinetwork access control, mobile payment, digital rights management (DRM), secure contactless applications and other innovative features. In February 2005, we showed the first proof of concept with France’s Bouygues Telecom during the World GSM Congress. A few months later we enabled Orange to deploy the first commercial 128MB multimedia SIMs, so that their subscribers could access multimedia services such as video clips directly from their handset.
Faster, more reliable data transfer
Exploiting the high data transfer speeds enabled by the 3G network, Gemplus and 3 Hong Kong managed the first remote download of a data applet to a SIM card in January 2005. Such high speeds enable mobile operators to maximize the potential of large (U)SIM cards, offering faster, more reliable card administration and the power to download full applications. For end-users this means access to the services and content they want, and the ability to update and delete them when they like.
Also in Asia, Gemplus delivered a SIM-based branding solution to VIP customers of China Mobile enabling them to view and download VIP service menus on their mobile phones.
Supporting fast-growing regions
The next billion SIM card users will come largely from the developing countries, creating new challenges. Operators here demand large quantities of reliable products as well as expertise, training and complete solutions for rapid rollout to their subscribers. At Gemplus, we provide cards and value added services to satisfy many segments in these countries. Our expertise with SIM logistics and management, backed by innovative business models, allows operators with tight deadlines to test solutions on a pay-per-use basis, or to outsource card and service management to us.
Mobiles as payphones
Many developing countries are deploying mobile telephony to overcome their lack of fixed line infrastructure. In Nigeria and South Africa, small entrepreneurs are now turning cell phones into payphones, and thus giving many millions of people their first access to telephony. Nigerian operator Vmobile, for example, chose Gemplus and our
GEMXPLORE GENERATIONS
Our ground-breaking SIM card has more processing power, state-of-the-art features and up to 1GB of memory.

18

partner Shared Phone to provide a SIM-based application that allows traders to resell airtime, so that their customers can use a normal GSM handset as a public payphone.
Customized solutions to target precise needs
We worked with France Telecom to deliver the first SIM cards for GSM mobile telephony in 1990. Ever since then, we have listened to our clients, studied their needs, and collaborated with them to develop solutions adapted to their customers’ widely varying needs.
Our professional services unit, Gemplus Global Services (GGS), continues to deliver solutions precisely tailored to operators’ requirements based on products and technology from Gemplus and our partners. These include client and client-server applications, as well as a range of software (for card, service and device management, phonebook synchronization, etc.) to sustain wireless operator growth in the multimedia arena.
Hong Kong 09.00
Small traders and big
corporations keep up in today’s
fast-paced world with high-speed
mobile telecommunications.
SIM revolution
“GemXpIore Generations offers our clients increased flexibility for the provision of new services. Our new, improved SIM will help them make the most of this strategic and uniquely placed part of their network in the hands of their customers”.
Philippe Vallée, Chief Technology Officer, Executive Vice-President, Products Marketing, Gemplus.

17

TELECOMMUNICATIONS
The multimedia SIM launch by the Orange group exemplifies the benefits of this kind of partnership with our clients. However, not all users want cutting edge services, and when TD Switzerland launched its low frills “yallo” service in May 2005, it chose Gemplus to deliver “yallo” SIM cards and personalization services directly to their customers.
Our experience and technology in SIM and service management is helping operators to reduce their operating costs and limit infrastructure investment while continuously increasing the value and service offered to their subscribers. As the industry leader in OTA platforms, we have opened hosting centers in the US, France, South Africa and Singapore. These deliver round-the-clock services for SIM cards in the field, including remote file and application management.
GEMCONNECT OTA
Operators use our solution to help reduce costs, ensure revenues and keep customers interested in their services.
(X XPRESS LOGO)
186 ACTIVE OTA PLATFORMS NOW INSTALLED
The challenge of Public Telephony
Gemplus remains a leader in the public telephony sub-segment. Having offered long-term industrial and marketing support to operators, helping them to improve efficiency and usage, we have gained widespread customer recognition for our performance and service.
Yet public telephony is shifting, and with users tending to migrate towards mobile services many operators are left with fewer subscribers. This commodity business is also subject to increasingly intense competition, so although we had broadly anticipated a decline for 2005, in reality it was steeper than predicted.
Against this general picture, however, there are some exceptions where demand continues to be emerging or buoyant, for example in Turkey and Morocco. Thus in 2005 we participated in the launch of three new public telephony networks where operators are continuing to reap the benefits of our technology.

18

FINANCIAL SERVICES
Security, convenience and speed are the key benefits of our solutions across a broad array of applications.
A secure card for every transaction
Gemplus is the partner of choice for major clients in the Financial Services sector (banks, credit card issuers, third party processors, retailers and pay TV operators) as well as mass transit authorities and operators, as they grow their businesses through applications and services enabled by secure cards.
Fighting fraud and enhancing security
Card fraud is a major concern for issuers. To combat this threat, and to boost security and convenience for their customers, many of them are migrating to EMV, the industry standard for debit and credit cards. Indeed all regions in the world outside the US have begun this migration, or have plans to do so.
In this propitious context Gemplus is growing faster than the competition(1), doubling our shipment of banking cards in just two years between 2003 and 2005. This positions us as one of the top 25(2) enterprise companies in the world delivering technology to the financial services sector and as a leading provider of secure card-based financial solutions.
We are the only card vendor present in all four of the key EMV countries issuing the largest numbers of cards. In 2005 we delivered many tens of millions of cards to major UK banks, while major French and German issuers also chose us to produce their payment cards. In addition, we supplied EMV cards in Japan through our partner Toppan. We also delivered Italy’s first mass volumes of EMV cards to Setefi (an Intesa affiliate) and the first new generation of MasterCard® cards in Russia to Surgutneftegazbank. Card issuers from Asia to Latin America, meanwhile, have opted for “GemSense”, Gemplus’s EMV card personalization solution.
No. 1 PROVIDER OF VISA MINI AND MASTERCARD SIDE CARDS
SECURE ON-LINE AUTHENTICATION
GemAuthenticate is a complete solution for secunng access to sensitive Internet services like e-banking and e-commerce.

(1)	Based on Eurosmart figures.

(2)	According to “American Banker” magazine, November 2005.

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London 15:30
Shoppers can buy with greater confidence when they pay with secure cards.
Foiling phishing
“Phishing” — sending fraudulent emails that request personal and financial details — is a genuine threat to banks. Gemplus is helping them fight back with GemAuthenticate, our ground-breaking end-to-end solution comprising cards and personalization services, readers and authentication server. In fact we were the first card vendor to receive a positive evaluation from MasterCard® for secure authentication of users of web-based resources.
Innovation boosts usage
Issuers the world over are seeking to attract new card holders and increase card usage. To help them do this, they demand innovative cards often targeted at precisely defined user profiles. At Gemplus, we are enabling our clients to stand out from the competition with a steady stream of creative card bodies (tactile cards, perfumed cards, special visual effects, unusual shapes, etc.) and packaging options.
In 2005, and for the second year in a row, Gemplus won the prestigious ICMA(1) award for best financial card design, this time for the Yan Oi Visa Classic™ card we created for ICBC, one of China’s leading banks. Meanwhile, Groupe Caisse d’Epargne™, a leading French bank, chose Gemplus for the launch of the country’s first translucent payment cards aimed at the 18-25 age range.
While this kind of innovation enhances the perceived value of a card, activation rates rise when it can be genuinely personalized. Our CardLikeMe solution allows end-users to choose their own picture on their payment card.
Farewell to cash?
Contactless cards are the wave of the future. Banks, retailers, mass transit authorities and governments are considering various contactless technologies in order to improve speed and efficiency at terminals and to trim maintenance costs. Gemlnstant PayPass, our state of the

(1)	ICMA, International Card Manufacturers Association.

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PLASTIC FANTASTIC
We help our clients stand out from the competition with innovative card designs.
art contactless solution, was fully certified by MasterCard® International in July 2005 and is already being used by one of North America’s top ten banks. This solution simplifies small value payments in venues where speed is of the essence, letting users simply tap their cards on specially equipped terminals to transmit their account details securely.
In the mass transit sector, we have delivered more than 5 million GemEasy cards to SPTrans, the Sao Paulo public transport operator, for their ticketing system. 16,000 buses now accept them for faster, more efficient fare checking. Prepaid gift cards, meanwhile, are increasingly popular in many countries. More than 650 million are issued annually in the US alone. Gemplus now offers a one-stop option, with card manufacturing, personalization services, packaging and shipment, either to the card issuer or directly to the end-user.
New opportunities, new models
Looking beyond security and payments, our solutions now offer a huge range of additional functions enabling brand differentiation and new sources of revenue. Banks migrating to EMV, for example, are starting to use these cards for customer profiling and relationship management. Other issuers are benefiting from the technology to deploy next-generation services such as loyalty programs, online authentication, e-banking(1) and m-banking(2) solutions.
In 2005 we delivered cards combining payment and loyalty applications to customers in Turkey and the United Arab Emirates, as well as in Europe, Asia and Latin America. We also partnered with Mexico’s Banco Azteca in its rollout of one of the world’s first biometric smart payment cards. These cards store customers’ photographs and biometric data for identification and payment at Grupo Elektra stores.
STYLISH CARDS MAKE THE DIFFERENCE
The French bank Groupe Caisse d’Epargne uses our mandarin tinted translucent cards to attract younger customers.

(1)	“e-banking”; banking via the internet using a fixed phone line.

(2)	“m-banking”; mobile banking.

23

IDENTITY & SECURITY
Identity and security are key concerns for governments and enterprises worldwide.
Protecting assets and people
Gemplus is a major supplier of ID and security solutions embodying card-based and other technologies. This sector spans two separate though related segments: Government ID and Enterprise Security.
The Government ID segment covers a broad array of identity concerns, from passports to national ID, drivers’ licenses, vehicle registration, welfare, social security and citizen cards. Contact and contactless secure card technologies are emerging as the most effective means of storing and managing identity credentials in all these sectors.
In the Enterprise Security segment, electronic applications and communications are increasingly crucial to the way corporations manage relationships with their suppliers, partners, customers and employees. But these technologies lay them open to new forms of security breaches, posing a severe threat to their operations. Tougher international regulations, too, are forcing them to maintain audit trails and other forms of accountability, demanding more effective technologies to monitor the activities of their personnel and outside partners.
Making government more secure
Secure ID cards, contact or contactless, are gaining widespread acceptance by government agencies as an effective response to the need for improved security and identity authentication. These cards can combine secure
CONTACTLESS PASSPORTS BRING SECURITY AND SPEED
Governments worldwide are deploying a new generation of passports offering their citizens greater security printing features with microchip technology, allowing both physical and digital identification of an individual. Key benefits include greater convenience for holders of ID cards and passports, lower costs and reduced paper administration.
For e-passports in particular; the International Civil Aviation Organization (ICAO) is pushing forward standardization initiatives, forcing US Visa Waiver Program (VWP) countries to comply with its specifications for biometrics based contactless passports by October 2006.
Deploying powerful, proven solutions
With over a decade of experience in designing identity solutions for countries all over the world, we have invaluable expertise in the different cultures and IT infrastructures that

24

New York 16:30
The right people can access
buildings and networks
securely and conveniently
using our ID badges.
distinguish the Government ID segment. We augment our solutions with consulting and training programs essential to successful implementation. It was therefore no surprise that our e-passport products were ranked first in terms of performance during the ICAO interoperability sessions in 2005. Oman and the United Arab Emirates are deploying Gemplus’s advanced “ReslDent” national ID card solution.
This uniquely delivers a pre-integrated subsystem enabling rapid and efficient implementation.
In 2005 Gemplus also announced customer wins in Singapore (e-passport), France (e-visa), China (e-port) and India (vehicle registration ID).
Securing physical and IT assets
in the corporate and government sectors
In today’s increasingly complex, technology-driven business environment, IT systems can be very varied, and different identities need to be managed in different ways. This means that employees are often forced to juggle simultaneous access control to buildings, email, corporate databases and enterprise applications — an inconvenient and complex situation, that results in lowered productivity. A secure badge system presents a unique and flexible platform,for consolidating physical and digital identity credentials and employee services into a single portable medium. Not only does it provide strong user authentication, it also creates convenience and simplicity for
Setec brings enhanced e-government expertise
In June 2005, Gemplus acquired the Finnish company Setec Oy, a world leader in identity, e-passport and polycarbonate secure printing technologies. Not only does Setec substantially enhance our capabilities in these fields, but it also brings access to impressive references in the Nordic region. These include the Finnish e-ID card as well as e-passport programs in Sweden, Denmark and Norway.

23

IDENTITY & SECURITY
users. “SafesITe”, Gemplus’s secure identity management system, helps corporations and government agencies identify, authorize and control an individual’s activity within their physical and IT space. It is available in many forms such as cards, Universal Serial Bus (USB) keys and One-Time-Password tokens compliant with the OATH(1) framework. It also encompasses all the components for an end-to-end security solution, including readers, client middleware, card management system, related services and training. “SafesITe Enterprise” is proving highly successful in this fast-growing segment and is being deployed by several Fortune 100 companies, including Boeing and Pfizer.
SafesITe Government enables compliance with US Federal Agency standards
The US Federal Government was an early adopter of secure card technology for the identification of government employees, using an advanced security standards framework. The Bush Administration’s Homeland Security Presidential Directive 12 (HSPD-12), issued in 2004, orders all federal agencies to issue “secure and reliable forms of identification” to employees and contractors. The directive carries a recommendation in favor of smart card technology. In response to HSPD-12, the National Institute of Standards and Technology (NIST) published the Federal Information Processing Standard (FIPS) 201 in 2005. Even before the emergence of FIPS 201, we had several pertinent references including the Department of Defense’s Common Access Card (CAC) program, and the Transportation Security Administration (TSA) Transporter Workers Identity Credential (TWIC) program.
We therefore responded by building an interoperable solution specifically designed to help federal agencies comply with this mandate. “SafesITe Government” delivers a pre-integrated and pre-assembled subsystem that mitigates complexity and sets systems integrators free to focus on the big picture: delivery of the total FIPS 201 identity management system within the legacy environment of federal agencies.
BIOMETRIC PASSPORTS
Setec’s e-passports use laser engraving on polycarbonate plastic and other security features, making them practically impossible to forge or change.
OVER 1 MILLION CARDS DELIVERED TO THE US FEDERAL GOVERNMENT SECURE CARD PROGRAM

(1)OATH: Initiative for open authentication.

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INTERFACES
Secure card interfaces are vital to trusted electronic transactions.
POCKET-SIZE SECURITY
Our GemPocket reader gives individuals secure access to websites using a one-time password.

A global leader in secure card interfaces
Gemplus is a world leader in secure card interfaces including readers, chipsets, contactless interfaces, USB tokens, dongles, etc. In 2004 we had an installed base of over ten million units in this segment.
We supply the world’s largest range of reliable, certified, user friendly, cost efficient readers for banking and e-transaction security, e-purse, vending, loyalty, healthcare, and logical and physical access control.
This includes the GemPC series of PC-connected devices used not only for IT security, e-government and business-to-business but also in the fast growing home banking and e-commerce segments.
We have also launched a new line of hand-held readers offering dynamic One Time Password authentication.

3.5 MILLION SECURE CARD INTERFACES SHIPPED WORLDWIDE EVERY YEAR
London 17:30
Bank have more confidence about sharing data online when they use our security solution.
Securing banks’ data transactions
Financial institutions increasingly require solutions that secure their business to business transactions. In the UK, four of the main banks are using Gemplus’s PcLink reader to secure the exchange of information with their subsidiaries and other banks.
In this maturing growth segment for secure interfaces, we also offer chipsets embedded in computer keyboards. These serve essentially the same purpose as PcLink, and use secure architectures like Public Key Infrastructure (PKI).

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PARTNERS
Our extensive partner network allows us to respond swiftly and creatively to our clients’ needs.
Partner programs
One of the best ways to create value for our clients is to tailor complete solutions for them. That’s why Gemplus places a high priority on building partnerships with third party experts. Our two main groups of partners, the Gemplus Expert Network (GEN) and Gemplus Wireless Partners, play a key role in our drive to enhance client offerings in the secure card market, enabling them to develop new business opportunities.
Gemplus Expert Network
We have been building the Gemplus Expert Network, comprising selected value added resellers, technology partners and distributors, since 1995. It now includes more than 100 leading vendors serving the finance and security industries addressing areas like banking, government, retailing, enterprise, healthcare and transportation. Within this program, we help our partners to grow by providing comprehensive high quality products, sales and technical support and the tools they need to build their business. We can tap their experience and know-how to support our clients locally and help them develop a wide range of solutions, plus applications like loyalty and biometrics.
These partnerships also help our clients leverage their existing infrastructure (cards, terminals and back-end systems) and expand their offering to new areas, thus attracting new customers and boosting card usage and revenues.
Welcome, for example, has been a Gemplus partner since 1999, with Gemplus holding a 49% stake in the company. As a specialized developer of payment software it adds customer-centric enhancements to EMV cards, terminals and infrastructure, winning the “ROI of the Year” prize in The Banker Technology Awards 2004. Welcome’s XLS solution was the world’s first EMV application to win formal recognition for its role in reducing costs and increasing revenues.
In south-east Europe, our regional partner Printec is using our GemValue range of cards to deliver Welcome’s XLS plat-
PARTNERING FOR SUCCESS
The Gemplus Expert Network comprises over 100 leading vendors in the finance and security industries.

28

OVER 200 PARTNERS AROUND THE WORLD
form to the National Bank of Greece, in order to roll out the country’s first large scale EMV and loyalty program. In Uzbekistan, our partner BGS is using our cards to provide an updated interbank payment system, deploying its DUET solution countrywide. BGS plans to have delivered some three million cards and 10,000 terminals by the end of 2006.
Another long-standing partner, Marshal, is a major distributor of cards and applications in the Middle East. The relationship successfully combines their local expertise with Gemplus’s R&D resources and world-class technology. From selling 50,000 cards a year, Marshal has now topped one million cards per year with software applications for loyalty and petroleum. The major supplier to the financial services sector in Oman, Bahrain, Qatar and Kuwait, Marshal recently joined forces with Gemplus on a new initiative, this time using our GemAuthenticate and ID and Security solutions.
Wireless Partners
We have also opened our software offering to third parties for integration into overall customer-specific applications in the Telecom sector. For example, Gemplus software now features in Hewlett Packard’s Mobile Service Delivery Platform (MSDP). This is an integrated suite of software products and solutions from HP and its partners that enables mobile network operators to develop, deploy and manage mobile voice and data e-services quickly and cost-effectively.
Similarly, VimpelCom, Russia’s no. 2 mobile network operator, picked Gemplus and Celltick Technologies Ltd., the market leader in idle-screen applications and interactive mobile broadcast, for the commercial launch of their new “Chameleon” application, sending news headlines directly to the subscriber’s handset.
PRINTEC VISA CARDS
The National Bank of Greece is using solutions from Gemplus and our partners to roll out the country’s first major EMV program.

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WE ARE COMMITTED TO WORKING
FOR A SUSTAINABLE WORLD
AND THE WELLBEING OF EMPLOYEES
AND COMMUNITIES.
SUSTAINABLE
Our commitment to high standards of social and environmental responsibility is a hallmark of Gemplus’s vision of sustainable development, reflecting our concern to safeguard the long term interests of all our stakeholders.
Working to preserve the future
We now have a fully functioning committee responsible for integrating corporate social responsibility (CSR) issues into our business processes, comprising representatives from all sectors of the company. In a major initiative in 2005, we sought to deepen our understanding of our stakeholders’ expectations regarding CSR and to identify areas for improvement. As a result, we put in place a roadmap to measure social and environmental aspects of our activity, to plan the implementation of key initiatives and to improve both external communications and internal awareness.
Customer satisfaction
Our proactive “Tell Me” listening process, now in its fourth consecutive year, is the key to enduring relationships with our clients. Based on best practices in the field of business to business relationship management, “Tell Me” measures our clients’ confidence in us, allowing us to identify and address their needs and concerns. Survey themes include Gemplus’s business management, products and solutions, order fulfillment, information flow, ability to solve problems and capacity to innovate.
We integrate these survey findings into our business processes. They also serve to formulate key performance indicators and improvement targets across the entire organization. Illustrating the depth of our commitment to the process, record numbers of Gemplus staff took part in the 2005 survey, conducting more than 350 interviews. Clients have expressed their appreciation of “Tell Me”, which is now a central part of our customer-driven strategy.
The results of the 2005 survey, announced in November, showed the highest ever year-on-year increase in our clients’ level of confidence, and a record high overall. While there is room for further improvement, we appear to be on the right track.
CUERNAVACA
In 2005 our facility in Cuernavaca, Mexico, achieved its first ISO 14001 certification, the international standard for Environmental Management.

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DEVELOPMENT...
Responsible purchasing
Solid, long-term relationships with suppliers based on trust are vital to first-class execution in all areas of the company’s business. In particular, we require key suppliers to sign Framework Supply Agreements setting guidelines including relevant social and environmental standards. These spell out the terms of our global purchasing relationships. Our Buyer’s Charter summarizes the rules by which all members of our purchasing function are expected to work, regardless of their location.
Minimizing impacts
We are committed to minimizing the impact and risks of our activities and products throughout their life cycle. In manufacturing, we have significantly improved our performance against key metrics, notably at our French sites. In the period between 2002 and 2004 we reduced energy consumption by 14% and water consumption by 40%. We also recycled 65% of our waste.
In addition we formulated internal standards and guidelines for integrating ecological concerns into R&D processes. We work closely with clients, suppliers and trade bodies to comply with key legal requirements in the field of sustainable development, including the European directives on Reduction of Hazardous Substances (RoHS) and Waste of Electrical & Electronic Equipment (WEEE). Third party analysis found our products to be fully compliant with current standards in terms of toxicity. We provide recovery and recycling services to clients on request, and are engaged in ongoing programs to comply with national recycling schemes and product end-of-life regulations.
In 2005, our US (Montgomeryville) and Mexico (Cuernavaca) sites successfully achieved their first ISO 14001 certification, bringing the total number of our facilities so certified to 9 out of 10.
ECO-READER
GemPCtwin is the first reader developed in partnership with the French Environmental Agency according to eco-design criteria.

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...ENVIRONMENTAL SOCIAL
Eco-design
Following end-to-end analysis of the life cycle of our plastic card bodies, we have developed an eco-reader “GemPCtwin” (see previous page), an “Earthcard” (see opposite page) and “GemScratch” paper.
GEMSCRATCH
This ecological alternative to plastics based materials significantly reduces the end of life impacts compared to PVC cardbodies.
Community initiatives
We encourage company and employee initiatives that positively contribute to the well-being of local and regional communities. Examples include giving time, money, expertise, manpower and other forms of support.
Most notably, our employees expressed their solidarity with the victims of the south Asian tsunami at the beginning of 2005, and with those of Hurricane Katrina in September, by raising funds for the relief efforts. Gemplus also contributed funds to support victims of the Pakistan earthquake in October.
For the second year running, we invited employees worldwide to select a charity for Gemplus to support when replying to an internal employee satisfaction survey. Local Gemplus initiatives included sponsorship of the famous Marseille-Cassis half-marathon held in October near our sites in southern France. 100 employees from various European countries took part in the run.
Developing Human Resources
Intellectual capital lies at the heart of Gemplus’s continuing improvement in the fast-moving and highly competitive secure card industry. Our worldwide training programs therefore play a key role in achieving our business strategies. They are aimed at improving our employees’ skills and competencies, as well as sharing knowledge to ensure the continuity of our expertise.

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EMPLOYEE SATISFACTION IS A CENTRAL MANAGEMENT OBJECTIVE AT GEMPLUS. OUR ACHIEVEMENTS IN 2005 WERE A DIRECT RESULT OF THE EFFORTS AND CONTRIBUTIONS OF ALL OUR EMPLOYEES WORLDWIDE.
AND RESPONSIBILITY
We have developed an extensive array of internal and external training programs to adapt to evolving job requirements, and also to preserve and reinforce basic skills and know-how. We provide 40% of all training internally.
Training tomorrow’s leaders
Our executive level Global Leadership Development program, “Gemplus University”, is aimed at high potential and key senior managers from across the organization, preparing them for the challenges and opportunities of the future.
In 2005, participants from 10 countries attended this multicultural, multifunctional training designed to address our company’s most significant concerns, including client focus, market responsiveness and innovation.
Measuring employee satisfaction
Employee satisfaction is a central management objective at Gemplus. We recognize that our achievements in 2005 were a direct result of the efforts and contributions of all our employees worldwide. The success of Gemplus is a goal shared by all, and we place a high premium on staying constantly attuned to our employees’ concerns and expectations, mainly through our annual “GemQuest” survey. Deployed simultaneously in all regions, the survey supplies the Human Resources department with vital data that can be used to continue building a satisfied, motivated workforce. The survey findings provided the basis for over seventy actions in 2005 aimed at further enhancing employee satisfaction.
EARTHCARD
Gemplus’s “Earthcard” for banking applications is made from PET polyester, an environmentally friendly and recyclable alternative to PVC.
Encouraging diversity
Gemplus knows that a diverse workforce spurs innovation, so we place a high priority on recruiting and promoting local talent in all our operating areas. From in-house diversity training to optimizing the skill sets of multicultural teams, we value people’s differences and their contribution to our business. Our code of ethics emphasizes equality, non-discrimination and fairness in our treatment of employees, clients and suppliers alike.

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THE FLEXIBLE, STRATEGICALLY PLANNED GEMPLUS PRODUCTION SYSTEM HELPS KEEP OUR CLIENTS COMPETITIVE.
PRODUCTION, QUALITY
Gemplus operates 11 manufacturing sites and 20 personalization facilities worldwide. These are strategically located in our main geographic areas, providing optimum security and flexibility for both clients and end-users.
Worldwide, world-class
Our manufacturing is organized under the Gemplus Production System (GPS), a coherent, flexible, global tool designed to produce secure, high-quality products, swiftly and reliably, in response to the needs of our clients. Through GPS, we are implementing lean techniques in all our facilities, both for the products and for the data processes essential to production and personalization. This is driven by our strategy of continuous improvement targeting world-class standards.
ASPIRING
TO EXCELLENCE
Our production processes are subject to continuous improvement aimed at achieving world-class standards.
Driving down costs
GPS has created efficiencies and economies of scale that are making us more competitive and flexible. For example, we can ship SIM manufacturing machines across the globe to ramp up production rapidly wherever demand is greatest.
In 2005 we further cut SIM production costs, and our plants are now among the lowest-cost in all major regions. Through restructuring we boosted efficiency in our PVC cards business, and we are achieving the critical mass to operate even more efficiently in secure banking cards. We are also significantly diversifying supplies of our key raw material, silicon.
Investing for growth
In Europe we grouped PVC secure card manufacturing into a single state-of-the-art location in Havant, UK. In doing so, we transferred there work previously performed at our Herne site, in Germany, which has been closed. In late 2005 we opened a new personalization center in Moscow, reflecting our ambitions in Russia, one of Europe’s most promising countries for telecommunications and banking. In the US, one of the world’s largest areas

36

AND SECURITY
1.5 BILLION CARDS SUPPPLIED IN 2005
for banking cards, our Montgomeryville, Pennsylvania, facility is gearing up for the shift to contactless technology in banking and retailing, and for continuing growth in other sectors. It continues to produce large volumes of other secure cards. In Latin America, we are investing significantly in equipment and personnel at our facility in Cuernavaca, Mexico, both to support our public telephony clients in this highly competitive segment and to respond to strong GSM growth in the region. This investment also includes a full EMV embedding and personalization capability to enhance our regional position in secure banking cards.
Quality focus
Gemplus aspires to excellence in all areas of its operations. All production employees are engaged in quality issues, where process control and “auto-control” are the key drivers.

We deploy robust and standardized processes worldwide, optimizing their performance through continuous improvement programs, periodic re-engineering and proven corrective or preventive methodologies. These measures contribute to the success of our Quality Management Systems that are certified ISO9001 in all our sites. These certifications, as well as our compliance with customer-specific requirements, are driven by our proactive Customer Care strategy. With our adherence to “Best in Class” standards and models, we have a comprehensive roadmap to bring us closer to our customers and offer the value they expect.
Security certified
Delivering critically sensitive products, software and services for clients and end-users is the essence of our business. Consequently, the processes in all our facilities worldwide are engineered to provide for privacy of client data and strong guardianship of confidential material. Our policies and procedures are continuously reassessed to maintain the most effective levels of security. All sites conform to our clients’ security requirements and are security certified by the main regulatory bodies. We take security so seriously, in fact, that we have more security certified products than any other player in the industry.

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CORPORATE GOVERNANCE
PROTECTING THE INTERESTS OF ALL OUR STAKEHOLDERS.
Dominique Vignon
Chairman of the Board of Directors
As part of the continuing advancement of its corporate governance, Gemplus’s Board of Directors established two new committees in 2005: the Governance and Nominating Committee, and the M&A and Strategy Committee. These new committees provide strong focus on critical responsibilities of the Board.
The Governance and Nominating Committee assists the Board in formulating and implementing our corporate governance framework, addressing corporate governance matters and nominating candidates for Board and committee membership. In addition, it evaluates the performance of the Board and its members.
The M&A and Strategy Committee assists the Board in reviewing our merger and acquisition strategies and identifying opportunities. It is also responsible for reviewing our business strategies and strategic plans.
The Board also retained its strong membership in 2005, with outstanding competencies and experience in areas of key importance. The Board continues to have a majority of independent directors, regardless of the definition used.
The Board’s firm commitment to high standards of corporate governance, along with its new committees, are further strengthening Gemplus’s capacity to build long-term shareholder value and advance the interests of all our stakeholders.
/s/ Dominique Vignon
Dominique Vignon
Chairman of the Board of Directors

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A STRONG, INDEPENDENT BOARD OF DIRECTORS
GEMPLUS INTERNATIONAL SA BOARD OF DIRECTORS
Dominique Vignon
Chairman since June 2002.
Chairman and CEO, Framatome
Group 1996-2001.
David Bonderman
Vice-Chairman since 2001.
Founder, principal and general
partner, Texas Pacific Group (TPG).
Alex Mandl
Director, President and CEO,
Gemplus since September 2002.
Michael Akkermans
Director since 2004. Founder,
Chairman and CEO, FICS.
Geoffrey D. Fink
Director since 2003. A principal
in TPG’s operating group.
Johannes Fritz
Director since 2002. Head
of the Quandt family office.
Kurt HellstrÖm
Director since 2004. President
& CEO Ericsson 1999-2003.
Werner Karl Koepf
Director since 2003.
Senior executive at Marconi
Corporation plc London UK.
Peter Kraljic
Director since 2002. Senior Director,
McKinsey Advisory Council,
New York.
Daniel Le Gal
Director since 2002. Partner and
Managing Director, Finadvance.
John Ormerod
Director since 2004. Partner
of Deloitte & Touche, 2002-2004.
William S. Price, III
Director since 2000. Founder,
principal and
general partner, TPG.
GEMPLUS INTERNATIONAL SA
COMMITTEES

AUDIT COMMITTEE

John Ormerod
(Chairman),
Johannes Fritz,
Werner Koepf
COMPENSATION COMMITTEE
Geoffrey Fink
(Chairman),
Kurt Hellstrom,
Werner Koepf,
Dominique Vignon
M&A AND STRATEGY
COMMITTEE
Alex Mandl
(Chairman),
Geoffrey Fink,
Johannes Fritz,
Peter Kraljic
GOVERNANCE AND
NOMINATING COMMITTEE
Dominique Vignon
(Chairman),
David Bonderman,
Johannes Fritz,
Kurt HellstrÖm
STOCK ADMINISTRATION
COMMITTEE

Alex Mandl,
Philippe Duranton (to end 2005),
Frans Spaargaren,
Stephen Juge

39

FINANCIAL COMMUNICATION
Financial communication framework
Gemplus is listed on both Euronext Paris (France) and Nasdaq (US). Gemplus is therefore bound by rules and regulations applicable to foreign issuers as established by the Autorité des Marchés Financiers (AMF) in France and the Securities Exchange Commission in the US. Its financial statements are prepared in accordance with IFRS as adopted by the EU.
Communication program
Gemplus is committed to providing regular information to its shareholders on its activity, strategy, results and outlook. Our communication program therefore includes:
–	Quarterly earnings press releases

–	Annual Report

–	Registration Document/20-F

–	Dedicated website: http://investor.gemplus.com
All public information is made available on this website, including the audio retransmission of management’s quarterly earnings presentations.
Gemplus’s shares are listed on:
Euronext Paris and Nasdaq (through an ADR program), Indices: CAC Mid 100, Next 150, SBF 120, IT CAC.
Codes: Symbol: GEM • ISIN: LU0121706294 • No. of shares at December 31, 2005: 630,369,279

At December 31, 2005:
•	Share price: €2.21

•	Market Capitalization: € 1.4 billion.

•	Gemplus’s shares appreciated 29% between January 1, 2005 and December 31, 2005.
•	Since January 1, 2003, the share price has more than doubled.
Financial communication calendar for 2006
Earnings for the first quarter of 2006 ending March 31, will be announced on April 24. Earnings for the second quarter of 2006 ending June 30, will be announced on July 26. Earnings for the third quarter of 2006 ending September 30, will be announced on October 25.

40

Gemplus Corporate Communications
+33(0)4 42 36 57 20 • +33 (0)4 42 36 50 97 • http://www.gemplus.com
Design and production – L’Agence Synelog
Credits photos: Cover: Paul Harris – Stone/Getty Image • Pages: Forget – Explorer/Hoa-Qui, Rene Limbourg/Picture Tank, Ralf Kreuels/Laif-Rea,
Pierre Bessard/Rea, AGE/Hoa-Qui, E. Valentin/Hoa-Qui, Pierre Hybre • Gemplus all right reserved
© 2006 Gemplus SA. All rights reserved. Gemplus, the Gemplus Logo, GemXplore Generations, GemPC,
GemTwin, GemPCTwin, SateslTe, Gemlnstant, GemConnect, GemServices, GemShare, GemVision, GemValue, GemSense, GemEasy.
ReslDent, SIMfrastructure, Xxpress Campaign Technology, CardLikeMe, Earthcard are trademarks and services marks of Gemplus SA and are registered in certain countries.
“All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners”.

41

Gemplus International SA

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.
Date: 7 April, 2006
By:	/s/ Stephen Juge
	Name:	Stephen Juge
	Title:	Executive Vice-President, General Counsel

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